Exhibit 99.4

CORPBANCA AND SUBSIDIARIES

Consolidated Financial Statements
for the years ended December 31, 2013 and 2012
and Independent Auditors’ Report

Ch$	= Figures expressed in Chilean pesos.
MCh$	= Figures expressed in millions of Chilean pesos.
US$	= Figures expressed in US dollars.
ThUS$	= Figures expressed in thousands of US dollars.
MUS$	= Figures expressed in millions of US dollars.
COP$	= Figures expressed in Colombian pesos.
MCOP$	= Figures expressed in millions of Colombian pesos.
UF	= Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31, 2013 and 2012
(Figures in millions of Chilean pesos - MCh$)

Notes	12.31.2013	12.31.2012
ASSETS		MCh$	MCh$
Cash and due from banks	5	911,088	520,228
Transactions in the course of collection	5	112,755	123,777
Trading securities	6	431,683	159,898
Receivables from repurchase agreements and securities borrowing	7	201,665	21,313
Derivative instruments	8	376,280	268,027
Loans and advances to banks	9	217,944	482,371
Loans to customers	10	12,777,784	9,993,890
Financial assets available for sale	11	889,087	1,112,435
Financial assets held to maturity	11	237,522	104,977
Investments in other companies	12	15,465	5,793
Intangible assets	13	836,922	481,682
Property, plant and equipment	14	98,242	65,086
Current taxes	15	-	-
Deferred taxes	15	92,932	40,197
Other assets	16	290,678	148,549
TOTAL ASSETS		**17,490,047**	**13,528,223**
LIABILITIES			
Current accounts and other demand deposits	17	3,451,383	1,112,675
Transactions in the course of payment	5	57,352	68,883
Payables from repurchase agreements and securities lending	7	342,445	257,721
Savings accounts and time deposits	17	7,337,703	7,682,675
Derivative instruments	8	281,583	193,844
Borrowings from financial institutions	18	1,273,840	969,521
Debt issued	19	2,414,557	1,886,604
Other financial obligations	19	16,807	18,120
Current tax liabilities	15	45,158	9,057
Deferred tax liabilities	15	179,467	117,753
Provisions	20	187,206	139,850
Other liabilities	21	185,507	75,205
TOTAL LIABILITIES		**15,773,008**	**12,531,908**
EQUITY			
Attributable to equity holders of the Bank:			
Capital	23	781,559	638,234
Reserves	23	515,618	275,552
Valuation accounts	23	(23,422)	(31,881)
Retained earnings:		137,586	60,040
Retained earnings from prior periods	23	60,040	-
Profit for the year	23	155,093	120,080
Less: Provision for minimum dividends	23	(77,547)	(60,040)
		1,411,341	941,945
Non-controlling interest	23	305,698	54,370
TOTAL EQUITY		**1,717,039**	**996,315**
TOTAL LIABILITIES AND EQUITY		**17,490,047**	**13,528,223**

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
For the years ended December 31, 2013 and 2012
(Figures in millions of Chilean pesos - MCh$)

Notes	12.31.2013	12.31.2012
		MCh$	MCh$
Interest and indexation income	24	1,007,106	762,992
Interest and indexation expense	24	(549,416)	(506,116)
Net interest and indexation income		**457,690**	**256,876**
Income from fees and commissions	25	144,777	105,178
Expenses from fees and commissions	25	(26,800)	(19,534)
Net fees and commission income		**117,977**	**85,644**
Net financial operating income	26	101,287	54,994
Foreign exchange transactions, net	27	(13,906)	30,696
Other operating income	32	40,876	18,527
Total operating income		**703,924**	**446,737**
Credit risk provisions	28	(101,374)	(50,864)
OPERATING REVENUE, NET OF CREDIT RISK PROVISIONS		**602,550**	**395,873**
Personnel expenses	29	(165,009)	(120,714)
Administrative expenses	30	(139,614)	(88,783)
Depreciation and amortization	31	(42,288)	(18,092)
Impairment	31	-	-
Other operating expenses	32	(25,140)	(25,649)
TOTAL OPERATING EXPENSES		**(372,051)**	**(253,238)**
NET OPERATING INCOME		**230,499**	**142,635**
Income attributable to investments in other companies	12	1,241	367
Profit before taxes		**231,740**	**143,002**
Income taxes	15	(63,830)	(22,871)
PROFIT FOR THE YEAR		**167,910**	**120,131**
Attributable to:			
Equity holders of the Bank		155,093	120,080
Non-controlling interest	23	12,817	51
Earnings per share attributable to equity holders of the Bank: (expressed in Chilean pesos)			
Basic earnings per share	23	0.459	0.432
Diluted earnings per share	23	0.459	0.432

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD
For the years ended December 31, 2013 and 2012
(Figures in millions of Chilean pesos - MCh$)

| | Notes | 12.31.2013 | 12.31.2012 |
|---|---|---|---|
| | | MCh$ | MCh$ |
| **CONSOLIDATED PROFIT FOR THE YEAR** | | **167,910** | **120,131** |
| **OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS** | | | |
| Financial assets available for sale | | 4,597 | (5,368) |
| Gain (loss) from currency translation of Colombian investment and New York Branch | | 11,960 | (25,157) |
| Gain (loss) from hedge of net investment in foreign operation | | (2,840) | 757 |
| Gain (loss) from cash flow hedge | | (5,757) | 3,146 |
| **Other comprehensive income (loss) before taxes** | | **7,960** | **(26,622)** |
| Income taxes related to other comprehensive income (loss) | 15 | 499 | 380 |
| **Total other comprehensive income that will be reclassified to profit in subsequent periods** | | **8,459** | **(26,242)** |
| **OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS** | | - | - |
| **TOTAL OTHER COMPREHENSIVE INCOME (LOSS)** | | **8,459** | **(26,242)** |
| **COMPREHENSIVE INCOME (LOSS) FOR THE YEAR** | 23 | **176,369** | **93,889** |
| **Attributable to:** | | | |
| **Equity holders of the Bank** | | 163,552 | 93,838 |
| **Non-controlling interest** | | 12,817 | 51 |

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2013 and 2012
(Figures in millions of Chilean pesos--MCh$--except for the number of shares)

(*) For more information, see Note 23 Equity letter e).

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013 and 2012
(Figures in millions of Chilean pesos - MCh$)

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 1 -  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – Corpbanca and its Subsidiaries

Corpbanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its by-laws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, Corpbanca has been regulated by the United States Securities and Exchange Commission ("SEC") because it is listed on the New York Stock Exchange ("NYSE") through an American Depository Receipt ("ADR") program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its web site is www.corpbanca.cl.

The consolidated financial statements for the year ended December 31, 2013 were approved by the Board of Directors on February 20, 2014.

i)	Our History

Corpbanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of neighbors in Concepción led by Mr. Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name is changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Mr. Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “Corpbanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco Corpbanca Colombia S.A. (see Note 12 “Investments in Other Companies” to these consolidated financial statements).

In line with its growth and international expansion strategies, Corpbanca Colombia signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its controlled subsidiaries. To date, it has acquired 99.78% (see Note 38 "Subsequent Events") of the total shares and controls that bank and its subsidiaries; This transaction also involved the direct acquisition by Corpbanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A., which operates in Colombia. After closing this deal, Helm Bank and Banco Corpbanca will merge to operate as one bank. (For further information, see Note 38 "Subsequent Events", in the section on Corpbanca Colombia).

ii)	Corpbanca Today

Corpbanca—controlled by the Saieh Group with a 51.3760% ownership interest (61% as of December 31, 2012)—is a commercial bank headquartered in Chile that also has operations in Colombia. It also has related companies in New York and a representation office in Madrid. It has total consolidated assets of MCh$ 17,490,047 (MUS$ 33,225) and capital of MCh$ 1,717,039 (MUS$ 3,262). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 18 years has made it today Chile’s fourth largest private bank (as of November 2013 it had market share in Chile of 7.4%). For the twelve-month period ended November 2013, the Bank reported return on average equity (RoAE) of 11.5%—affected by an increase of over US$ 600 million in its capital base over that period in addition to another capital increase of nearly US$ 550 million in mid-2012—and a Basel Index of 13.0%. This solvency enabled it to acquire Banco Santander Colombia (currently Corpbanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas. In early August 2013, Corpbanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. For the three year period 2012-2015, Corpbanca's strategy is based on consolidating the regional expansion process.

In January 2014, the general public was informed of a strategic partnership with Banco Itaú Unibanco (see Note 38 "Subsequent Events").

iii)	Corpbanca and Subsidiaries.

Corpbanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “Corpbanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Parent Company and Subsidiaries in Chile

Banco Corpbanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, Corpbanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections. (percentages include direct and indirect interests as indicated in Significant Accounting Policies, letter c) Consolidation Criteria. and are complemented in Note 38 Subsequent Events).

Corpbanca Corredores de Bolsa S.A. This subsidiary was incorporated by public deed on January 27, 1993. It is engaged in securities brokerage transactions as a securities broker as stipulated in Law 18,045, article 24, notwithstanding complementary activities that the Superintendency of Securities and Insurance (SVS) authorizes for securities brokers. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 160 on May 11, 1993.

Corpbanca Administradora General de Fondos S.A. This subsidiary was incorporated by public deed on December 23, 1986 and approved by the SVS on March 20, 1987, in Ruling No. 034. The

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

original company later changed its name to the current name. It is engaged exclusively in managing mutual funds governed by D.L.  No. 1,328 of 1976 (the Mutual Fund Law), investment funds governed by Law No. 18,815, foreign capital investment funds governed by Law 18,657, housing funds governed by Law 19,281 and any other type of fund that comes to be supervised by the SVS, and providing complementary services authorized by the SVS, all in the terms defined in article 220 of Law 18,045 (the Securities Market Law), as well as managing any other type of fund authorized by current or future law. As of the date of these consolidated financial statements, the subsidiary manages 26 mutual funds and eight private investment funds.

Corpbanca Asesorías Financieras S.A. This subsidiary was incorporated on January 27, 1992, as a privately-held corporation. It provides financial advisory services that complement the banking business. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Corpbanca Corredores de Seguros S.A. This subsidiary was incorporated on September 8, 1996, signed before Notary Public Kamel Saquel Zaror. The subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment. It is regulated by the SVS

CorpLegal S.A.This subsidiary was incorporated on March 9, 2007, as a privately-held corporation. It is engaged in providing all types of professional advisory services on legal matters to Corpbanca, its subsidiaries and/or their customers related to transactions involving these parties. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Corpbanca Agencia de Valores S.A.This subsidiary was incorporated on November 16, 2009, as recorded in a public deed granted before Gustavo Montero Marti, Acting Notary Public for the Forty-Eighth Notary of Santiago, José Musalem Saffie. It began operating on December 2, 2009. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 200 on February 23, 2010. It is engaged in securities brokerage transactions as a securities agent as stipulated in Law 18,045, article 24, and may also provide complementary activities that the SVS authorizes for securities agents.

SMU CORP S.A.This subsidiary was incorporated in Santiago on September 2, 2009, as recorded in public deed, and began operating on March 31, 2010. Its capital was fully paid on October 10, 2010. It is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Subsidiaries in the United States

Corpbanca New York Branch. This branch began operating on May 4, 2009, with a banking license issued by authorities from the State of New York. Its mission is to satisfy the international financial needs of the Bank’s customers with high service quality standards, personalized customer service and competitive, value-added products from the global financial headquarters. It is focused

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

on commercial banking, providing banking services in the United States for customers of its parent company, Corpbanca, as well as providing working capital and financing to corporations in Latin America. The entity reports directly to its parent company.

Corpbanca Securities INC. This subsidiary is a broker-dealer. Its mission is to enhance the value offering for customers of Corpbanca NY, Corpbanca Chile and Corpbanca Colombia. It provides portfolio management and securities brokerage services, among other services.

The opening of a broker-dealer in the United States will provide the Bank’s customers with the possibility to operate in a foreign market with more developed financial systems, enabling direct, higher quality monitoring of investments that are presently conducted through other international broker-dealers.

In the United States, a broker-dealer is regulated by the Securities and Exchange Commission (“SEC”) and must belong to a self-regulatory organization (“SRO”).  Most broker-dealers are members of the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers that carry out securities transactions only on domestic securities markets can opt to be members of FINRA, which has jurisdiction only over the firms that are members and their associated persons.

As of the date of these financial statements, the company is awaiting approval to begin operating.

Subsidiaries in Colombia and Other Countries

Banco Corpbanca Colombia S.A. (Formerly - Banco Santander Colombia, S.A.) Privately-held corporation established by public deed No. 721 on October 5, 1912. Its main headquarters are in the city of Bogota, D.C., Colombia. It is engaged in raising funds through checking account, demand and time deposits in order to provide loans. It may also enter into acts and make investments as legally authorized for banking establishments. Corpbanca Chile has a 66.3877% ownership interest in this subsidiary.

Corpbanca Investment Valores S.A. Comisionista de Bolsa, Subsidiary of Banco Corpbanca Colombia S.A., with an ownership interest of 94.94% (since September 1997), which performs investment banking and securities brokerage activities, domiciled in Bogota. (Corpbanca Chile has a direct interest of 5.060% in this company).

Corpbanca Investment Trust Colombia S.A. Sociedad fiduciaria. This subsidiary of Banco Corpbanca Colombia S.A. (94.5009% interest) joined the Corpbanca group in June 2012.  It is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts. (In February 2013, Corpbanca Chile acquired a direct interest of 5.499% in this company.)

Banco Corpbanca Colombia S.A.’s strategy focuses on: (i) selective growth; (ii) low risk and high provision coverage and (iii) ample liquidity and adequate capitalization. As of December 2013, its consolidated assets totaled MCh$ 7,214,473 (MUS$  13,705) and its consolidated loan portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

totaled MCh$ 5,177,052 (MUS$  9,835) with 69% commercial loans and 31% consumer loans. Banco Corpbanca Colombia has posted growing returns, recording annualized return on equity of 10.9% as of November 2013—affected by an increase of US$ 1,000 million in its capital base in August 2013 and expenses related to the purchase of Helm Bank S.A. and its upcoming merger—and a Basel Index of 22.8%, calculated in accordance with standards issued by the Colombian Financial Superintendency.

Both the Bank and the Colombian subsidiaries of Banco Corpbanca Colombia S.A. are regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
Corpbanca consolidates its operations in Colombia, including the recent purchase of Helm Bank and its subsequent merger with Corpbanca Colombia, reaffirming its long-term commitment to this market. The purchase of Helm Bank was completed on August 6, 2013, following approval from regulatory bodies in Chile, Colombia, Panama and the Cayman Islands. To date, Corpbanca controls 99.7814% (see Note 38 Subsequent Events for more information) through its subsidiary Banco Corpbanca Colombia and, at the same time, directly controls 66.3877% of that company.

Helm Bank S.A.

At this point, Corpbanca Colombia has acquired 99.7814% of the total shares of Helm Bank S.A. (99.75% of the common shares), taking control of the bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman Islands). After finalizing the process of purchasing shares from the minority shareholders of Helm Bank S.A., Corpbanca Colombia will merge with and absorb the company. (See Note 38 Subsequent Events for more information).

This subsidiary is a private entity, headquartered in the city of Bogota, Colombia, which was formed by public deed number 2152 on July 31, 1963 before the Eighth Notary Public of Bogota. Through Ruling No. 3140 of September 24, 1993, the Financial Superintendency renewed its operating permit indefinitely. The duration established in the by-laws is until July 10, 2062. However, this may be dissolved or extended before termination. The Bank is engaged in executing and entering into transactions and contracts legally permitted for commercial banking establishments based on the requirements and limitations of Colombian law.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law.

Helm Bank S.A. (Panama). This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998 in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997 that also allows it to conduct banking business abroad.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Helm  Comisionista de Bolsa S.A.This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency.

Helm Bank Caymán (Undergoing liquidation). Corporation engaged in providing financial services. The company may engage in any act not prohibited by Cayman Islands banking regulations and carry out banking business of any type, except for customers that are residents of the Cayman Islands.

Helm Corredor de Seguros S.A. Insurance broker with more than 20 years experience in the Colombian insurance market. It is committed to structuring and managing insurance policies for its customers in accordance with the principles of transparency, innovation, quality, professionalism, technical competence and responsibility.

Helm Casa de Valores (Panamá). Entity engaged in the following transactions:

a)	Operating on stock markets or engaging in over-the-counter trading; purchasing and selling assets or cash on its own behalf or that of third parties in order to invest them in securities.
b)	Managing asset or cash portfolios for third parties to invest them in securities.
c)
Providing information and advisory services on securities brokerage, finance, structuring asset portfolios, acquisitions, mergers, splits and other stock market transactions, promoting sources of funding for individuals or legal or state-owned entities.

d)	In general, carrying out all activities permitted for Securities Brokerage Houses.
e)	Carrying out all business of an investment company.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Periods Covered

These consolidated financial statements cover the years ended December 31, 2013 and 2012.

b)	Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

c)	Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and Controlled Entities and Subsidiaries) that participate in the consolidation as of December 31, 2013 and 2012, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

For consolidation purposes, the financial statements of the New York Branch have been converted to Chilean pesos at the exchange rate of Ch$526.41 per US$1 as of December 31, 2013 (Ch$479.16 per US$1 as of December 31, 2012). The Colombian subsidiaries have used the exchange rate of $0.2736 per COP$1 (Ch$0.2711 per COP$1 as of December 31, 2012), in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 40.4%, 42.8%, 51.3% and 51.4% respectively, of the total assets, liabilities,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

income and expenses of consolidated operations1 as of December 31, 2013 (20.50%, 21.69%, 38.14% and 43.03% in 2012, respectively). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity's equity interest (as of December 31, 2013 and 2012, the Bank did not record any such transactions).

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Corpbanca will determine whether it is a controller by assessing its control over the investee.

Corpbanca controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee's relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

• the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of other vote holders;

• potential voting rights held by the investor, other vote holders or other parties;

• rights from other contractual agreements;

• any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

________________________
 1 The variations experienced between 2012 and 2013 correspond to the relative weight of the consolidated assets, liabilities, income and expenses of the Colombian companies consolidated beginning May 2012 and August 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within equity, separately from the equity of the owners of the parent company. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates: 23((See Note 38 Subsequent Events for more information).

(*) The interest in Corpbanca Colombia S.A. decreased from 91.9314% to 66.3877% because Corpbanca Chile subscribed fewer shares than Corpbanca Colombia as part of the capital increase.

_____________________________
2 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
3 Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

The Bank analyzed the equity method and decided not to use this method for banking support companies, based on the degree of significant influence exercised over these companies and not its ownership percentage.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost). These companies are:

(a) This corresponds to investments in other companies made by the Colombian subsidiaries.
(b) This corresponds to IMERC-OTC S.A. formed on June 21, 2013.
(*) See more details in Note 12 “Investments in Other Companies”, letter a)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
Asset Management, Trust Business and Other Related Businesses.

Asset Management, Trust Business and Other Rleated Businesses.

Corpbanca and its subsidiaries manage assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of December 31, 2013 and 2012, the Bank does not control or consolidate any trust businesses or other entities related to this type of business. The assets managed by Corpbanca Administradora General de Fondos S.A., Corpbanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

d)	Non-controlling Interest

Non-controlling interest represent the share of losses, income and net assets that the Bank does not own, either directly or indirectly. It is shown as a separate item in the Consolidated Statement of Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the owners of the Bank (shareholders).

e)	Business Combination and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss and include administrative expenses.

When Corpbanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If business combinations are achieved in stages (which is not the case of Corpbanca and subsidiaries), the acquirer's preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration that must be transferred by the acquirer shall be recognized at fair value as of the acquisition date. Subsequent changes in the fair value of a contingent consideration considered an asset or liability will be recorded in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", as either a gain or loss or a variation in other comprehensive income. If the contingent consideration is classified as an equity instrument, it should not be remeasured until it is finally liquidated as part of equity.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

After initial recognition, goodwill is measured at cost less any accumulated loss for impairment. After testing for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units that are expected to benefit from the combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units.

When goodwill is allocated to a cash generating unit and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the cash generating unit.

f)	Functional and Presentation Currency

The Bank and its Chilean subsidiaries have defined the Chilean peso, which is the currency of the primary economic environment in which they operate, as their functional and presentation currency. Therefore, balances and transactions denominated in currencies other than the Chilean peso are considered "foreign currency".

The Bank converts the accounting records of its companies in New York and its Colombian subsidiaries from U.S. dollars and Colombian pesos, respectively, to Chilean pesos in accordance with SBIF instructions, which are consistent with International Accounting Standard 21 "The Effects of Changes in Foreign Exchange Rates". All amounts in the Statements of Income and Financial Position are converted to Chilean pesos using the exchange rate indicated in Note 1 g).

The presentation currency for the consolidated financial statements is the Chilean peso, expressed in millions of Chilean pesos (MCh$),

g)	Foreign Currency

The consolidated financial statements of Corpbanca are presented in Chilean pesos, which is the Bank's functional currency. Each subsidiary determines its own functional currency and the items included in the consolidated financial statements of each entity are measured using that functional currency. As a result, all balances and transactions denominated in a currency other than the Chilean peso are considered to be denominated in "foreign currency".

Transactions in foreign currency are initially recorded by the Bank's entities at the exchange rate of their respective functional currencies as of the date that these transactions first meet the conditions for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as of the reporting date.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

All differences that arise from settling or translating monetary items are recognized in the Statement of Income, except for monetary items that form part of the hedge for a net investment in a foreign operation. The accumulated difference is reclassified to profit or loss when the hedge is settled.

The tax effects attributable to exchange differences on these monetary items are also recognized in other comprehensive income.

Non-monetary items in foreign currency that are measured on a historical cost basis are translated using the exchange rate as of the transaction date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured. Gains or losses that arise from translating non-monetary items measured at fair value are recognized like gains or losses from the change in the fair value of the item are recognized. In other words, if recognized in other comprehensive income or in the income statement, the gain or loss will also be recognized in that respective statement, in accordance with IAS 21.

The Bank provides loans and receives deposits in amounts denominated in foreign currency, mainly U.S. dollars and Colombian pesos.

Balances in the financial statements of consolidated entities whose functional currency is not the Chilean peso are translated to the presentation currency as follows:

g.1 Assets and liabilities using the closing exchange rates for the financial statements.

g.2 Income and expenses and cash flows using the exchange rate on the date of each transaction.

g.3 Net equity using historical exchange rates.

Exchange differences produced from translating balances to Chilean pesos from the functional currency of consolidated entities whose functional currency is different than the Chilean peso are recorded as "translation adjustment" within the equity account "valuation accounts" until the corresponding item is derecognized, at which time they are recorded in profit or loss.

Net foreign exchange gains and losses include recognition of the effects of variations in the exchange rate of assets and liabilities denominated in foreign currency and exchange gains or losses for current or future transactions carried out by the Bank.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2013 of Ch$526.41 per US$1 for the U.S. dollar and Ch$0.2736 per COP$1 for the Colombian peso (Ch$479.16 per US$1 and Ch$0.2711 per COP$1 as of December 31, 2012) .

The net foreign exchange loss of MCh$ 13,906 for the period ended December 31, 2013 (net gain of Ch$ 30,696 million in 2012) shown in the Consolidated Statement of Income, includes the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

h)	Key Definitions and Classifications

For presentation purposes, assets are classified by nature in the consolidated financial statements into the following groups:

Cash and due from banks. Cash on hand and balances in current accounts and demand deposits with the Chilean Central Bank and other domestic and foreign financial entities. Amounts in overnight transactions will continue to be reported in this account as well as in the corresponding line items. If no special item is indicated for these transactions, they will be included in accounts that are reported.

Transactions in the course of collection. Documents and balances in the course of collection for transactions for which, as agreed, payment is deferred for asset purchases or delivery is deferred for currency acquired.

Trading securities. The portfolio of trading securities and mutual fund investments that must be adjusted to fair value just like instruments acquired for trading.

Receivables from repurchase agreements and securities borrowing. Balances receivable from repurchase agreements and securities borrowing from transactions with domestic banks or other entities.

Derivative instruments. Financial derivative contracts with positive fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Loans and advances to banks. Balances from transactions with domestic and foreign banks, including the Chilean Central Bank, other than those detailed above. This does not include debt instruments acquired from third parties for trading or investing.

Loans to customers. Loans, leases and receivables arising from banking operations owed by persons other than banks, excluding receivables from repurchase agreements and securities borrowing and financial derivative contracts. This also excludes debt instruments acquired from third parties for trading or investing. It also includes provisions for loans and receivables from customers. These provisions are those addressed in Chapter B-1 "Credit Risk Provisions" of the SBIF Compendium of Accounting Standards. The credit risk provisions referred to in Chapter B-6 "Country Risk Provisions" are included in liabilities (as are country risk provisions on assets other

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

than loans to customers). Special provisions on foreign loans referred to in Chapter B-7 "Special Provisions on Foreign Loans" are also included in liabilities since, given their nature, they cannot be treated as complementary asset valuation accounts. "Foreign" loans refers to loans to direct debtors that do not reside in Chile.

Investment securities. These are classified into two categories: a) financial assets available for sale and b) financial assets held to maturity. The latter category only includes instruments which the entity has the ability and intent to hold to maturity. All remaining instruments are included in the available-for-sale portfolio.

Investments in other companies. Investments at equity method value and other non-consolidated investments, in accordance with letter c) "Consolidation Criteria".

Intangible assets. Goodwill and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. All real estate and chattel property that have been acquired or built for Corpbanca to operate or provide services, including those acquired through lease agreements. This also includes leasehold improvements that should be capitalized.

Current tax assets. Provisional tax payments that exceed the income tax provision or other income tax credits such as training expenses or donations to universities. It also includes recoverable monthly provisional payments (PPM) for absorbed profits for tax losses.

Deferred tax assets. Debtor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Other assets. Leased assets, assets received in lieu of payment or other assets not included in the line items described above.

For presentation purposes, liabilities are classified by nature in the consolidated financial statements into the following groups:

Current accounts and other demand deposits. All demand liabilities, except for term savings accounts, which are not considered demand accounts because of their special characteristics. Demand liabilities are defined as those whose payment may be required during the period (i.e. not including transactions that become payable the day following year end.)

Transactions in the course of payment. All balances for asset purchase transactions that are not settled on the same day and sales of currency that has not been delivered.

Payables from buyback agreements and securities lending. Balances payable from buyback agreements and securities lending from transactions with domestic banks or other entities.

Savings accounts and time deposits. Deposit balances for which a term has been established at which point they become payable. Time deposits that have matured and have not been paid or

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

renewed are presented in current accounts and other demand deposits. Non-transferable time deposits in favor of banks are included in borrowings from financial institutions.

Derivative instruments. Financial derivative contracts with negative fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Borrowings from financial institutions. Obligations with other domestic or foreign banks or the Chilean Central Bank, except for the obligations included in the accounts above.

Debt issued. Obligations with a) letters of credit, b) subordinated bonds or c) senior bonds.

Other financial obligations. Loan obligations with persons other than domestic or foreign banks or the Chilean Central Bank corresponding to financing or banking transactions.

Current tax liabilities. The income tax provision calculated based on the tax results for the period, less mandatory or voluntary provisional payments and other applicable credits. When the net balance is a debtor balance, it is included in assets.

Deferred tax liabilities. Creditor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Provisions. This account includes: a) provisions for employee benefits and compensation, b) minimum dividend provisions, c) risk provisions for contingent loans and d) contingent and country-risk provisions.

Other liabilities. The Bank's liabilities not specified above, including: a) accounts and notes payable, b) agreed-upon dividends payable, c) prepaid income, d) valuation adjustments for macrohedges and d) other liabilities not included above.

For presentation purposes, equity is classified by nature in the consolidated financial statements into the following groups:
Capital. Paid-in capital, divided into a) paid-in capital and b) treasury stock.

Reserves. This account includes a) share premium paid, b) other reserves not from earnings and c) reserves from earnings.

Valuation accounts. Adjustments for valuations of available-for-sale investments, cash flow hedge derivatives, hedges of net investments in foreign operations and translation adjustments of foreign subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Retained earnings. Profits from prior periods that have not been distributed and may be distributed as future dividends, profit for the year and minimum dividends (recorded within liabilities).

For presentation purposes, income and expenses are classified by nature in the consolidated financial statements into the following groups:

Interest and indexation income. Interest income and indexation of assets except for indexation to variations in exchange rates. Interest and indexation of instruments held for trading are included in net financial operating income.

Interest and indexation expense. Financial expenses for the period for interest and indexation (except indexation to variations in exchange rates) generated by the Bank's operations.

Fee and commission income. Financial income for the period from commissions generated by services provided by the Bank.

Fee and commission expense. Expenses for commissions accrued during the period.

Net financial operating income. Gains or losses from financial transactions other than those included as interest, commissions and foreign exchange transactions.

Net foreign exchange transactions. Gains or losses accrued during the period on assets and liabilities in foreign currency or indexed units, gains or losses realized for purchases or sales of currency and gains or losses from derivatives used to hedge foreign currency.

Other operating income. Other income not included in the items above, except for those comprising the net balance of "income (loss) attributable to investments in other companies" or "income taxes".

Credit risk provisions. The net gain or loss from establishing and releasing provisions on the loan portfolios (loans and advances to banks and loans to customers) and contingent loans, as well as income from recovering previously charged-off loans. Charge-offs, even when they are not for the same reason for which the provision was established (debtor default), are always charged to established provisions and, therefore, are not reflected separately in an item.

Personnel expenses. Expenses accrued during the period for remunerations and compensation of employees and other expenses derived from the employee-employer relationship.

Administrative expenses. This item includes: a) general administrative expenses, b) outsourced services, c) expenses of the Board of Director, d) Advertising and e) Taxes, property taxes and other such contributions.

Depreciation and amortization. Includes depreciation of property, plant and equipment and amortization of intangible assets.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Impairment. Losses from impairment of financial instruments, property, plant and equipment and intangible assets. Impairment of loans is reflected in "credit risk provisions" while impairment of investments in other companies is included in "income (loss) attributable to investments in other companies".

Other operating expenses. Other expenses not included in the items above, except for those comprising the net balance of "income (loss) attributable to investments in other companies" or "income taxes".

Income (loss) attributable to investments in other companies. Income or losses recognized by investments in other companies, gains or losses on the sale of interests in these companies and the potential impairment of these assets.

Income taxes. The net expense or income generated by: income tax determined in accordance with current tax laws in the countries where the consolidated companies do business, recognition of deferred tax assets and liabilities and benefits from applying tax losses.

i)	Operating segments

Corpbanca provides financial information by operating segment in order to identify and disclose in the notes to the financial statements the nature and financial effects of the business activities in which it engages and the economic environments in which it operates in conformity with IFRS 8 Operating Segments.

This objective of this standard is for the Bank to provide information regarding the different types of business activities in which it engages and, in this way, to help financial statement users to:

•	Better understand the Bank's performance;

•	Better evaluate its future cash flow projections;

•	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Corpbanca identifies business segments used by upper management to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i.	The nature of the products and services;
ii.	The nature of the production processes;
iii.	The type of class of customer for their products and services;
iv.	The methods used to distribute their products or provide their services; and
v.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

An entity shall report separately for each operating segment that reaches one of the following quantitative thresholds:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(i) Its reported revenue, including sales to external customers as well as inter-segment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

(ii) The absolute value of its reported profit is 10% or more of the larger of (i) the combined reported profit of all operating segments that did not report a loss; (ii) the combined reported loss of all operating segments that reported a loss.

(iii) It has 10% or more of the combined assets of all operating segments.

The Bank's activities are primarily developed on the Chilean market, including its operations in New York, and have been strategically aligned into four divisions (letters A to D), consisting of 4 commercial segments that are further divided into eight reportable segments in order to report on the basis of its market segmentation and the needs of its customers and business partners,  The eight commercial segments are A) Commercial Banking (which includes Large Companies (1), Real Estate (2), International Wholesale (3) and Companies (4)), B) Retail Banking (which includes Traditional and Private Banking (5) and the Consumer Banking Division(6)), C) International and Treasury (7) and D) Other Financial Services (8). The entity's highest decision-making authority for operating decisions (in our case the Board of Directors) manages these segments using an internal system of profitability reports and reviews its segments on the basis of the gross operating margin and only uses average balances to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco Corpbanca Colombia and Subsidiaries (which also includes the operations of Helm Bank and Subsidiaries and Helm Corredor de Seguros S.A. (See Note 12).

Regarding foreign markets, Colombia has been identified as a separate operating segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 "Segment Reporting".

j)	Operations with repurchase/buyback agreements and securities borrowing/lending

Operations with repurchase agreements are used as an investment tool. Under these agreements, financial instruments are purchased and included as assets in "operations with repurchase agreements and securities borrowing", which are valued based on the interest rate in the agreement.

Operations with buyback agreements are used as a funding tool. Investments that are sold with a buyback obligation and that serve as a guarantee for the loan are included within "trading securities" or "financial assets available for sale". A buyback obligation is classified in liabilities as "payables from buyback agreements and securities lending", including interest and indexation accrued as of year-end.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

k)	Asset and liability valuation criteria

Measurement or valuation of assets and liabilities is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

Financial assets, except for investments held to maturity and loans, are valued at fair value without subtracting any transaction costs for their sale.

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Statement of Financial Position:

•	Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes corrections for any impairment that may have occurred.

In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate method is the rate that sets the value of a financial instrument equal to the total estimated cash flows for all concepts over its remaining maturity.

•	Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions. As a result, the Bank's intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

When the fair value of a financial asset or liability cannot be determined, it is valued at amortized cost.

Also, in accordance with Chapter A-2 "Limitations or Specifications on the Use of General Criteria" of the Compendium of Accounting Standards, banks may not designate assets or liabilities for fair value measurement instead of general amortized cost criteria.
The consolidated financial statements have been prepared using general amortized cost criteria except for:

•	Derivative financial instruments are measured at fair value.

•	Assets available for sale are measured at fair value.

•	Assets held for trading are measured at fair value

•	Financial assets and liabilities that are part of accounting hedges are measured at fair value.

Assets valued at purchase cost:

Purchase cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

l)	Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are valued at fair value based on market prices or valuations obtained using models as of the close of the Statement of Financial Position. Gains or losses that have resulted from adjustments in fair value as well as gains or losses from trading activities and accrued interest and indexation are reported as net financial operating income within the Consolidated Statement of Income.

All purchases or sales of trading securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

m)	Investment securities

Investment securities are classified into two categories: held to maturity and available for sale.

Investment securities held to maturity are those instruments that the Bank has the ability and intent to hold to maturity. All other investment securities are considered available for sale.

Investment securities are initially measured at cost, including transaction costs.

Available-for-sale instruments are subsequently recorded at fair value based on market prices or valuations obtained using models, less impairment losses. Unrealized gains or losses arising from changes in its fair value are recognized with a charge or credit to equity accounts. When these investments are disposed of or impaired, the amount of the fair value adjustments accumulated in equity is transferred to profit or loss and reported within "net financial operating income".

Investments held to maturity are recorded at cost plus accrued interest and indexation, less impairment provisions established when the amount recorded is greater than the estimated recoverable amount.

Interest and indexation on held-to-maturity and available-for-sale instruments are included within "interest and indexation income".

Investment securities that are used as accounting hedges are adjusted using accounting hedge rules (see letter n) of this note).

All purchases or sales of investment securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Bank has conducted impairment tests on its portfolios classified as held to maturity and available for sale. These tests include economic analysis, the credit ratings of debt issuers and the intent and ability of management to hold the investments to maturity. Based on management's evaluation, these investments do not present any evidence of impairment.

n)	Derivative instruments

Derivative instruments, which include foreign currency and U.F. forwards, interest rate futures, currency and interest rate swaps and other financial derivative instruments, are recorded initially in the Statement of Financial Position at their cost (including transactions costs) and subsequently measured at fair value Fair value is obtained from market quotes, discounted cash flow models and options valuation models, as appropriate. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “derivative instruments”. The fair value of derivatives also includes the credit valuation adjustment so that the fair value of each instrument includes counterparty credit risk.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in profit or loss.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in fair value of derivative contracts held for trading purpose are included under “net financial operating income”, in the consolidated statement of comprehensive income.

If a derivative instrument is classified as a hedging instrument, it can be:

1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or
2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.
3)	A hedge of a net investment in a foreign operation as defined in IAS 21.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

a)	At its inception, the hedge relationship has been formally documented;
b)	It is expected that the hedge will be highly effective;
c)	The effectiveness of the hedge can be measured in a reasonable manner; and
d)	The hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, of both the hedged item and the derivative instrument, are recognized in profit or loss.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against profit for the year. Gains or losses from fair value adjustments of the derivative instrument are recognized in profit or loss. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity.  Any ineffective portion is directly recorded in profit or loss. The accumulated amounts recorded in equity are transferred to income at the moment that the hedged item affects profit or loss.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, for both the hedged portfolio and the derivative instrument, are recorded in profit or loss, but the fair value adjustment of the hedged portfolio is reported in “other assets” or “other liabilities”, according to the position of the portfolio hedged at this moment.

Derivative instruments are offset (i.e. are presented net in the Statement of Financial Position) when the dependent entities have the legally enforceable right to set off the recognized amounts as well as the intent to settle on a net basis, or to realize the asset and settle the liability simultaneously.

o)	Recognition of income and expenses.

The following section summarizes the most important criteria used by the Bank to recognize income and expenses:

Interest and indexation income and expense and similar concepts

Interest income and expenses and similar concepts are generally recognized on an accrual basis using the effective interest rate method.

However, when a debt instrument is considered individually impaired or is part of a group that is impaired because it has balances more than three months past due, interest accrued is no longer recognized in consolidated profit or loss. This interest is recognized as income, when received, as recovery of the impairment loss.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Dividends received from investments in other companies are recognized when the right to receive them arises and are recorded within "income (loss) from investments in other companies."

Commissions, fees and similar concepts

Income and expenses from fees and commissions are recognized in the Consolidated Statement of Income using different criteria based on the nature of the income or expense.  The most significant criteria include:

•	Fees earned from transactions or services provided over a longer period of time are recognized over the life, effective period or maturity of the transactions or services.

•	Fees earned from an individual act are recognized once the act has taken place.

•	Fees and expenses related to financial assets and liabilities measured at fair value through profit and loss are recognized when received or paid.

Non-financial income and expenses

These are accounted for on an accrual basis.

The Bank must cease to recognize income on an accrual basis in the Statement of Income for loans included in the impaired portfolio as indicated in the chart, related to individual and group assessments in accordance with SBIF provisions:

Loan commitment fees

Loan commitment fees, mainly for opening, analyzing and gathering information for the loan process, are accrued and recognized in profit or loss throughout the life of the loan. The portion of loan commitment fees that corresponds to costs directly related to granting the loan are recorded immediately in profit or loss

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

p)	Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment to demonstrate how the initially invested amount is equivalent to the benefit that is expected to be obtained.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each period-end in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the original effective interest rate of the financial asset.

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of a contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower's financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available-for-sale is recorded in the income statement.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Non-financial assets

The carrying amounts of the Bank's non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset's recoverable amount. In evaluating whether indications that an impairment loss recognized in prior periods for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the period (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its book value may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year.  Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

q)	Property, plant and equipment

Items of property, plant and equipment are measured at cost minus accumulated depreciation and impairment losses.

This cost includes expenses that have been directly attributed to the acquisition of these assets. Construction phase costs include costs of materials and direct labor, and any other cost directly attributable to the process so that the asset is in condition to be operated.

If part of an item of property, plant and equipment has a different useful life, they will be recorded as separate items (important components of property, plant and equipment).

Depreciation is recognized in the income statement on a straight-line basis over the useful lives of each part of an item of property, plant and equipment. Assets associated with leased assets are amortized over the shortest period between the lease term and their useful lives, unless it is certain that the Bank will acquire the property at the end of the lease period.

This includes real estate, land, furnishings, vehicles, IT equipment and other facilities owned by the consolidated entities or acquired under a finance lease.  Assets are classified based on their use:

Property, plant and equipment held for own use

Property, plant and equipment held for own use (including, among others, tangible assets received by consolidated entities as full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use, as well as those acquired under a finance lease) are presented at purchase cost less accumulated depreciation and, if appropriate, estimated impairment losses that result from comparing the net value of each item with its corresponding recoverable amount.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

For these purposes, the purchase cost of assets received in lieu of payment is similar to the net amount of financial assets in exchange for which they are received.

Depreciation is determined using the straight-line method over the purchase cost of the asset less its residual value. The land on which buildings are other facilities are located is considered to have an infinite useful life and, therefore, is not depreciated.

The Bank uses the following useful lives for property, plant and equipment4:

Item	Useful Life (years)
Buildings	75
Facilities	10
Furnishings	10
Vehicles	10
Office equipment	10
Security implements	5
Other minor assets	5

At period end, the consolidated entities analyze whether there is any indication that the net value of the assets exceed their corresponding recoverable amount, in which case they reduce the carrying amount of the asset until that recoverable amount and adjust future depreciation charges in proportion to the adjusted carrying amount and the new remaining useful life, which is re-estimated if necessary.

Likewise, when indications exist that an asset has recovered in value, the consolidated entities reverse the impairment loss recorded in prior periods and adjust future depreciation charges accordingly.  In no case may the reversal of an impairment loss increase the carrying amount above the asset's original value if no impairment losses had been recorded in prior periods.

Likewise, at least at year end, the estimated useful life of property, plant and equipment held for own use must be reviewed to detect significant changes. Should any arise, they will be adjusted with a charge to the consolidated profit or loss account in future years due to the recalculation of depreciation as a result of the new useful lives.

Upkeep and maintenance costs for tangible assets held for own use are charged to profit or loss as incurred.

For lease transactions, see accounting policy in letter ii) Leases.

_________________________
 4 According to internal accounting policies, Corpbanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 20 years.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Operating leases - lease agreements

These consist of lease contracts with clauses that give the lessee the option to purchase the leased asset at the end of the lease. The sum of the present values of the lease payments to be received from the lessee plus the purchase option are recorded as third-party financing and presented within loans to customers.  Assets acquired under operating leases are presented within "other assets" at purchase cost.

r)	Loans

Loans to customers and loans and advances to banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are valued initially at cost plus incremental transaction costs and subsequently measured at amortized cost using the effective interest rate method.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans.

s)	Factored receivables

The Bank engages in factoring transactions with its customers, by which they receive invoices and other commercial instruments representative of credit, with or without recourse, and in exchange give the customer a percentage of the total amounts receivable from the debtor of the transferred documents. These factored receivables are valued at purchase cost. The price difference generated upon transfer is accrued over the financing period. The transferor is liable for payment.

t)	Lease receivables

Lease receivables, included in "loans to customers", are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of year end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

u)	Provisions for risky assets

The Bank has established  provisions for probable losses on loans to customers and loans and advances to banks based on instructions from the SBIF and scoring models and risk assessment evaluations approved by the Directors' Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Models have been constructed for determining appropriate credit risk provisions based on the type of portfolio or transaction. For this, loans to customers and loans and advances to banks are divided into three categories:

•	Consumer loans,
•	Mortgage loans and
•	Commercial loans.

In order to calculate credit risk provisions, loans to customers and loans and advances to banks are evaluated as follows:

Individual debtor evaluations. An individual evaluation is performed when a debtor is considered individually significant for one of the following reasons: it has significant levels of debt, it cannot be classified within a group of financial assets with similar credit risk characteristics or given its size, complexity or level of exposure it must be analyzed in detail.

Group debtor evaluations. Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies.

The following section describes the models used to determine credit risk provisions:

Individual and group provisions

The provisions necessary to properly cover risks of losses on assets, loans and exposure from contingent loans must be calculated and established on a monthly basis, considering the types of provisions existing, the evaluation models used and the type of transactions covered.

Evaluation models, criteria and procedures for comprehensively evaluating credit risk and determining the amounts to provision are approved by the Directors' Committee and defined in the Credit Policy, in accordance with SBIF standards and instructions.
Processes and policy compliance are evaluated and supervised using internal control procedures in order to assure compliance and ensure a suitable level of provisions in order to deal with losses from expected and incurred deterioration.

Provisions are considered "individual" when they are for individually evaluated debtors that, given their size, complexity or level of exposure for the Bank, must be analyzed in detail, while "group" provisions are for a large number of transactions similar in nature for small individual amounts loaned to individuals or small companies.  Provisions are classified as:

i) Individual provisions

An individual debtor evaluation is used when the Bank needs to understand and analyze a customer in detail because of its size, complexity or exposure level.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The scoring and provisioning methodology is based on SBIF standards for those purposes, assigning each debtor to one of the following risk categories:

Normal Portfolio. This is for debtors with payment capacity to comply with their obligations and commitments whose economic and financial situation shows no signs that this may change. Loans in this portfolio are classified in categories A1 through A6. Nevertheless, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the Normal Portfolio.

Substandard Portfolio It includes debtors with financial difficulties or significant decline in their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. This portfolio includes debtors with recent balances more than 30 days past due. Loans in this portfolio are classified in categories B1 through B4.

Default Portfolio. It includes debtors and their loans for which recovery is considered remote as they show impaired or no payment capacity. This portfolio consists of debtors with evident indications of possible bankruptcy, those that require forced restructuring of debt and any debtor with interest or principal balances more than 90 days past due. Loans in this portfolio are classified in categories C1 through C6. All loans held by these same debtors, including 100% of contingent loan amounts, are classified within this portfolio.

As part of the individual debtor evaluation, the Bank classifies debtors into the three aforementioned categories, assigning them provision percentages as instructed by the SBIF to be applied to each of the individual categories, detailed as follows:

Portfolio Type	Debtor Category	Probability of Default (%)	Loss Given Default (%)	Expected Loss (% Provision)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

For calculation purposes, the following must be considered:

Provision debtor (PE-GE)* (PDdebtor /100)* (LGDdebtor /100)+ PE*(PDguarantor /100)* (LGDguarantor /100)

Where:

PE = Exposure affected to provision
GE = Guaranteed exposure
PE = (Loans + Contingent Loans) – Financial or real guarantees

For the default portfolio, the Bank, as instructed by the SBIF, must maintain the following reserves:

Portfolio Type	Scale of Risk	Range of Expected Loss	Provision (%)
Default Portfolio	C1	More than 0% up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

For calculation purposes, the following must be considered:

Rate of Expected Loss = (E-R)/E
Provision = E × (PP/100)

Where:

E = Amount of exposure
R = Recoverable amount
PP = Percentage of provision (based on category of Rate of Expected Loss)

ii) Group provisions

Group evaluations are used for a large number of transactions for small individual amounts loaned to individuals or small companies and require loans to be grouped based on similar characteristics such as type of debt and lending conditions in order to determine the group's payment behavior and recovery trends for loans in default.

The methodology for establishing provisions is based on the payment behavior of each homogeneous group of debtors and recovery of guarantees and collections efforts, in order to directly estimate a percentage of expected losses that can be applied to the loans of the respective group.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
Loans evaluated by group are divided as follows:

1) Group provisions on the normal portfolio, and
2) Group provisions on the default portfolio: this includes loans of debtors with balances over 90 days past due, including 100% of contingent loans of these same debtors.

The default portfolio may also include: a) Mortgage loans that are less than 90 days past due and b) Student loans (Law 20,027) that do not yet present the default conditions contained in ruling 3,454/2008.

Additional Provisions

The Bank may establish additional provisions in accordance with Chapter B-1 section 9 of the SBIF Compendium of Accounting Standards, recorded in liabilities (see letter z) within "provisions and contingent liabilities". These provisions may be established to safeguard the Bank against the risk of macroeconomic fluctuations, in order to anticipate reversal of expansionary economic cycles that, in the future, may translate into worsened economic conditions, thereby functioning as an anti-cyclical mechanism to accumulate additional provisions when the scenario is favorable and to release or allocate specific provisions when conditions deteriorate.

These provisions must be approved by the Board of Directors, for which the Bank must have documented criteria and procedures and must explain unpredictable economic fluctuations that may affect the macroeconomic environment or situation of a specific economic sector.

As of December 31, 2013 and 2012, the Bank has additional provisions for its commercial, consumer and mortgage portfolios, as required by the SBIF (see Note 20 to these Consolidated Financial Statements).

v)	Impaired loans and charge-offs

•	Impaired portfolio

The concept of Impaired Portfolio includes loans of debtors (loans to customers and loans and advances to banks) for which concrete evidence exists that the borrowers will not meet some of their obligations in the agreed upon payment terms, regardless of the possibility of recovering amounts owed through legal collections or by negotiating different terms.

The following situations are evidence that debtors will not comply with their obligations as agreed with the Bank and that their loans are impaired:

i) Evident financial difficulties of the debtor or significant worsening of their credit quality.
ii) Notorious indicators that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

iii) Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.
iv) The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.
v) Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

However, when dealing with debtors subject to individual evaluations, all loans of debtors classified in any of the default portfolio categories, as well as categories B3 and B4 of substandard portfolio, must be included in the impaired portfolio. When dealing with debtors subject to group evaluations, the impaired portfolio includes all loans in the default portfolio.

Within this context, the Bank will keep these loans within the deteriorated portfolio until payment capacity or behavior has returned to normal: However, the Bank will continue to charge off individual loans that comply with the conditions in the following section "Charge-offs".

Impairment is identified in a centralized manner on a monthly basis by the Risk Provision and Rating System, which is defined in the Credit Policy and is consistent with SBIF standards and instructions.

•	Charge-offs

Generally, charge-offs are produced when contractual rights to cash flows end.  In the case of loans, even if the above does not happen, the Bank will proceed to charge off the respective asset balances as indicated in section II of Chapter B-2 "Loan impairment and charge-offs" of the SBIF Compendium of Accounting Standards.

Charge-off refers to derecognition of the asset related to the respective transaction in the Consolidated Statement of Financial Position, therefore including any part that may not be past due if a loan is payable in installments, or a lease (partial charge-offs do not exist).

Charge-off must be charged to credit risk provisions established in accordance with Chapter B-1 of the Compendium of Accounting Standards, whatever the cause for which the charge-off was produced

Charge-offs for loans to customers are performed for past due installments on delinquent and current loans, and the period should be calculated from the date of default, i.e. when the period of default of an installment or portion of a loan is within the scope to charge-off, as provided below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Type of Loan	Term
Consumer loans with or without collateral	6 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Real estate leases (commercial and residential)	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

•	Recovery of charged-off assets

Subsequent payments on charged-off loans are recorded in profit or loss as loan loss recoveries within "credit risk provisions", netting the provision expense for the year.

In the event that recoveries are in assets, income is recognized in profit or loss for the amount at which the asset is recorded, in accordance with Chapter B-5 "Assets received or awarded in lieu of payment" of the Compendium of Accounting Standards.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease transaction once the asset is recorded in the Statement of Financial Position.

Renegotiation of charged-off transactions

Any renegotiation of a loan already charged-off will not give rise to income while the operation continues to be considered impaired. Actual payments received can be treated as amounts recovered on charged-off loans.

The renegotiated loan can only be added back to assets if the loan ceases to be impaired, also recognizing the capitalization income as amounts recovered on charged-off loans. The same approach should be followed in the event that a loan is granted to pay a charged-off loan.

Recoveries on previously charged-off loans

Recoveries on previously charged-off loans are recorded in the Consolidated Statement of Income, subtracted from credit risk provisions.

w)	Contingent assets and liabilities

Contingent loans are defined as transactions or commitments in which the Bank assumes a credit risk by committing to make a payment or disbursement, upon occurrence of a future event, to third parties that must be recovered from its customer.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts.

a)
Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit referred to in Chapter 8-10 of the Updated Compilation of Standards. It also includes payment guarantees for buyers in factoring transactions, as indicated in Chapters 8-38 of that Compilation.

b)	Confirmed foreign letters of credit: This includes foreign letters of credit confirmed by the Bank.

c)	Documentary letters of credit: This includes documentary letters of credit issued by the Bank that have not yet been negotiated.

d)	Bank guarantees: Comprises bank guarantees with promissory notes referred to in Chapter 8-11 of the Updated Compilation of Standards.

e)	Interbank guarantee letters: Comprises guarantee letters issued in accordance with section II of Chapter 8-12 of the Updated Compilation of Standards.

f)	Unrestricted lines of credit: The unused amount of credit lines from which customers may draw without prior approval by the Bank (for example, credit cards or checking account overdrafts).

g)
Other loan commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed-upon future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a project or student loans (Law 20,027).

h)
Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 "Credit Risk Provisions" in the SBIF Compendium of Accounting Standards. The amounts must be calculated based on a risk exposure factor, using the following table:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Type of Contingent Loan	Exposure

a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bank guarantees	50%
e) Interbank guarantee letters	100%
f) Unrestricted lines of credit:	50%
g) Other loan commitments
- Student loans (Law No. 20,027)	15%
- Other	100%
h) Other contingent loans	100%

Nevertheless, for transactions with customers that have loans in default, as indicated in Chapter B-1, that exposure will always be equivalent to 100% of their contingent loans.

x)	Provisions for contingent loans

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts: Guarantors and pledges, documentary letters of credit, bank guarantees, interbank guarantee letters, unrestricted lines of credit, other loan commitments and other contingent loans.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 in the Compendium of Accounting Standards using the methodology detailed in Note 1 u).

y)	Current and deferred income taxes

The Bank and its subsidiaries have recorded corporate income tax expense for each reporting period in accordance with current tax laws in the country where each subsidiary operates (Note 15 of the Consolidated Financial Statements).

The tax expense on profit for the year is calculated as the sum of current taxes that result from applying the corresponding tax rate to the taxable basis for the year (after legally admissible deductions) and the variation in deferred tax assets and liabilities recognized in consolidated profit or loss.

Deferred tax assets and liabilities include temporary differences identified as payable or recoverable for differences between the book and tax basis of elements of equity and the negative taxable basis pending compensation and unused tax credits. These amounts are recorded by applying the tax rate at which they are expected to be recovered or settled to the temporary difference.

The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 "Income Taxes".

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Bank recognizes, when appropriate, deferred tax liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of liabilities.  Deferred tax liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

As of December 31, 2013 and 2012, the Bank has recognized deferred tax assets as management has determined it is likely that future tax benefits will enable use of the temporary differences of tax losses existing as of each period end.

Law 20,455, published in the Official Gazette on July 31, 2010, increased the corporate income tax rate from 17% to 20% for 2011, to 18.5% for 2012 and to 17% for 2013 and beyond.

On September 17, 2012, Law 20,630 "Enhancement of Tax Reform and Financing of Educational Reform" was published in the Official Gazette. The objectives of this law are to raise funds to finance education, provide economic relief for the middle class, promote growth and enhance the current tax system. Among the changes introduced is an increase in the tax rate from 17% to 20% beginning January 1, 20135.

z)	Provisions and contingent liabilities

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

a present (legal or implicit) obligation has arisen from a past event and,

as of the date of the consolidated financial statements it is likely that the Bank and/or its controlled entities have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank and its controlled entities.

Contingent liabilities include: guarantors and pledges, confirmed foreign letters of credit, documentary letters of credit, bank guarantees, interbank guarantee letters, unrestricted lines of credit, other loan commitments and other contingent loans.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

_____________________________
 5  The current tax rate for our subsidiaries in Colombia as of the date of these consolidated financial statements was 34%.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Provisions--which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period--are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation
•	Minimum dividends
•	Contingent loan risk
•	Contingencies (including country risk, additional provisions and others)

aa)	Derecognition financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.
If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

2.
If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer.  Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.
If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferrer asset and other similar cases), the following will be analyzed:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

b)
If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

bb)	Employee benefits6

Vacation accrual

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Short-term benefits

Short-term benefits correspond to current liabilities recorded at the undiscounted amount that the Bank expects to pay as a result of unused rights.

Other long-term benefits

This corresponds to compensation (other than post-employment benefits, severance payments and share-based compensation) that will be applied during the twelve months following the close of the year in which the employees have provided the corresponding services. The amount recognized as a liability corresponds to the net amount of the present value of the obligations as of period end less the fair value as of period end of the plan assets (if any) from which the obligations are directly settled.

__________________________________
6 Accounting practices related to i) other long-term benefits and ii) retirement plans correspond to benefits only granted by the Colombian subsidiaries included through consolidation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Retirement plans

For defined benefit retirement plans, the cost of benefits is determined using the projected units of credit method with actuarial valuations performed as of each year end. Actuarial gains or losses are recognized immediately in other equity accounts.

The obligation recognized for defined benefit retirement plans in the Statement of Financial Position represents the present value of the defined benefit obligations reduced by the fair value of the plan assets. Any asset that results from this calculation is limited to the present value of the available reimbursements and the reductions in the future contributions.

cc)	Debt issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within "debt issued", where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares, if the case.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

dd)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

ee)	Cash and cash equivalents

The indirect method has been used to prepare the Consolidated Statement of Cash Flows, which shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.

For the purpose of the cash flow statement cash and cash equivalents are defined as the account “cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions. It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Financial Position are detailed in Note 5 herein.

The following concepts have been used in preparing the Statement of Cash Flows:

a)
Cash flows: Inflows and outflows of cash and cash equivalents, understood as short-term, highly-liquid investments with insignificant risk of changing value such as deposits in the Chilean Central Bank and deposits in other domestic and foreign banks.

b)	Operating activities: corresponds to normal activities of banks and their controlled entities, as well as other activities that cannot classified as investing or financing activities.

c)	Investing activities: corresponds to activities that involve acquiring, selling or otherwise disposing of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that bring about changes in the size and composition of net equity and liabilities that are not considered operating or investing activities.

ff)	Use of Estimates and Judgment

In preparing these consolidated financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and reported values of income and expenses during the period.  Real results could differ from these estimated amounts.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value.  Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations.  In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity.  Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.  Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans”. Credit risk provisions are reduced to record charge-offs.
In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 13, 14 and 31)
•	Valuation of goodwill (Notes 12, 13 and 31)
•	Provisions (Note 20)
•	Credit risk provisions (Notes 10 and 28)
•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 34)
•	Contingencies and commitments (Note 22)
•	Impairment losses for certain assets (Notes 9.10, 11 and 31)
•	Current and deferred taxes (Note 15)
•	Consolidation perimeter and evaluation of control (Note 1, letter c))

During the year ended December 31, 2013, there have been no significant changes in the estimates made as of year-end 2012 that differ from those included in these consolidated financial statements.

gg)	Minimum Dividends

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the years 2013 and 2012 should be distributed as dividends, as approved by shareholders in February 2012.  For the years 2013 and 2012, the Bank provisioned 50% of profit for the year. This provision is recorded within "provision for minimum dividends" by reducing "retained earnings" within the Consolidated Statement of Changes in Equity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

hh)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans to customers are recorded, in the case of assets received in lieu of payment, at the price agreed-upon by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a court-ordered auction. In both cases, an independent assessment of the market value of the assets is performed based on the state in which they are acquired.
If the value of loans to customers exceeds the fair value of the asset received or awarded in lieu of payment less disposal costs, it is recognized in the Consolidated Statement of Income as other operating expenses.

Assets received or awarded in lieu of payment are valued at the lower of its initial value and the net realizable value (i.e. its independently assessed fair value less maintenance or disposal costs and regulatory charge-offs.) The SBIF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

This net realizable value is determined based on current market conditions and should correspond to its fair value less necessary maintenance and disposal costs.

In general, it is believed that these assets will be disposed of within one year of being awarded. However, in justified cases the SBIF may give the Bank an additional term of up to 18 months to dispose of the assets. To take advantage of this extension, the asset must have been written off in accounting in compliance with article 84 of the General Banking Law.

ii)	Leases

Finance leases

This corresponds to leases that transfer substantially all risks and rewards from the owner of the leased asset to the lessee. When consolidated entities act as lessors of an asset, the aggregate present value of minimum lease payments plus the guaranteed residual value--normally the exercise price of the lessee's purchase option at the end of the contract--will be recorded as third-party financing within "loans to customers" in the Consolidated Statement of Financial Position.

When consolidated entities act as lessees of an asset, the Bank records the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the asset in the contract and, simultaneously, a liability for the same amount (which will be the lesser of the fair value of the leased asset and the aggregate present values of the lease payments due the lessor plus, if appropriate, the exercise price of the purchase option).

These assets are depreciated using criteria similar to those applied to property, plant and equipment held for own use. In both cases, finance income and expenses arising from these contracts are credited and charged, respectively to the Consolidated Statement of Income as "interest income" and "interest expenses" in order to obtain a constant rate of return over the term of the lease.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Operating leases

Leases in which the lessor conserves ownership of the leased asset as well as a significant part of the risks and rewards of ownership are classified as operating leases. When the consolidated entities act as lessor, the purchase cost of the leased assets will be recorded in "property, plant and equipment". These assets are depreciated in accordance with the policies for property, plant and equipment (see letter q "property, plant and equipment) and income from the lease agreements is recognized in the Consolidated Statement of Income on a straight-line basis within "other operating income".

When the consolidated entities act as lessee, lease expenses including any incentives given by the lessor are charged on a straight-line basis to consolidated profit or loss in "other general administrative expenses" within the Consolidated Statement of Income.

jj)	Fiduciary activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 (a).

kk)	Customer loyalty program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

ll)	Non-current assets held for sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank's accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of book value and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of December 31, 2013 and 2012, the Bank did not have any non-current assets held for sale.

mm)	Earnings per share

Basic earnings per share is determined by dividing net income (loss) for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.

As of December 31, 2013 and 2012, the Bank has no instruments that generate dilutive effects on equity.

nn)	Assets, investment funds and pensions managed by the Bank and its subsidiaries

The assets managed by Helm Bank S.A., Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. that are owned by third parties are not included in the Consolidated Financial Statements as they do not have control over them. Fees generated by these activities are included in "fee and commission income" in the Consolidated Statement of Income.

oo)	Consolidated Statement of Changes in Equity

This part of the Statement of Changes in Equity presents all movements in net equity, including those arising from changes in accounting policies and correction of errors.  As a result, this statement reconciles the carrying amount at the beginning and end of the year of all items within consolidated net equity, grouping movements as follows based on their nature:

a)
Adjustments due to changes in accounting policies and correction of errors: this includes changes in consolidated net equity that arise as a result of the retroactive restatement of balances in the consolidated financial statements arising from changes in accounting policies or the correction of errors.

b)	Income and expenses recognized during the year: this shows the aggregate of all income and expense items recorded in the Consolidated Statement of Income.

c)	Other changes in equity, including profit distributions, capital increases, provisions for minimum dividends, dividends paid, and other increases or decreases in equity.

This information is presented in two statements: the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity.

pp)	Consolidated Statement of Comprehensive Income

This part of the Statement of Changes in Equity presents the income and expenses generated by the Bank as a result of its activity during the year, distinguishing between those recorded in consolidated profit or loss for the year and those recorded directly in consolidated net equity.

Therefore, this statement presents:

a)	Consolidated profit for the year

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)	The net amount of income and expenses temporarily recognized in equity as adjustments recorded as "valuation accounts".

c)	Deferred income taxes arising from the concepts in letters a) and b) above, except for translation adjustments and hedges of net investments in foreign operations.

d)
Aggregate consolidated income and expenses recognized, calculated as the sum of the preceding letters, is divided between the amount attributed to the Bank and that attributed to non-controlling interests.

qq)	New Accounting Pronouncements

i)	SBIF Rulings

As of the date of issuance of these consolidated financial statements, the following new accounting or related pronouncements have been issued by the SBIF:

•
On March 19, 2013, the SBIF issued Ruling No. 3548 in order to standardize the names used in Chapters C-1, C-2 and C-3 of the Compendium of Accounting Standards, based on the modifications to IAS 1.  The following changes were introduced: In Chapters C-1 and C-2, the expressions “statement of income” and “statement of comprehensive income” were substituted for “Statement of Income” and “Statement of Comprehensive Income”, respectively. It also specifies the treatment for presenting gains and losses originating from loan portfolio sales, which defines the net profit or loss from the sale of loans (loans and advances to banks and loans to customers) as the difference between the value of cash received (or the fair value of instruments received in consideration) and the net value of loan loss allowances over the transferred assets, recorded as of the date of sale. Income from sales of the charged-off portfolio should also be included in this same line item and not as recovery of charged-off loans.

•
On October 2, 2013, the SBIF issued Ruling 3,555 instructing companies to separately report balances for transactions with mortgage bonds discussed in Chapter 9-2 of the Updated Compilation of Standards.  The following accounts or line items are added to the Compendium of Accounting Standards: Loans financed by mortgage bonds, mortgage bonds, interest on loans financed with mortgage bonds, indexation on loans financed with mortgage bonds, interest on mortgage bonds, indexation on mortgage bonds, loans financed with mortgage bonds.

•
On November 19, 2013, the SBIF issued Letter Ruling 4 to complement the information it has to control limits that should be observed by banks for loans granted to related parties and require "Form M4" to be sent each month to the SBIF within the first five banking business days of the following month.

•
On November 19, 2013, the SBIF issued Ruling 3561 to complement the instructions in RAN Chapter 12-4 on Credit Limits for Related Parties, related to article 84 No. 2 of the General Banking Law. The law entrusts the SBIF with the task of establishing general standards for determining the individuals or legal entities that must be considered related to the property or management of a bank, which translates into establishing the general circumstances or situations that would make it suspect that a relationship exists between a person and a bank through property or management.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•
On November 28, 2013, the SBIF issued Ruling 3563 in order to modify the instructions in section II of Chapter C-3 of the Compendium of Accounting Standards, specifically loans financed with mortgage bonds, replacing code 1304.3 with code 1304.4.

•
On December 18, 2013, the SBIF announced the first publication of interest rates after the legal change requiring a period of public consultation, a set of modifications to standards on credit risk provisions contained in Chapter B-1 of the Compendium of Accounting Standards. This seeks to align local standards with the best international practices on these matters and to introduce new conservative elements that promote development of healthy risk management practices, ensuring the preservation over time of a robust local banking system. The purpose is for provisions established by banks to fully take into account the credit risk present in their loan portfolios and, at the same time, to gradually promote best practices in risk evaluation and conservative risk management.

ii)	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these consolidated financial statements.

•
General Banking Law. The law entrusts the SBIF with the task of establishing general standards for determining the individuals or legal entities that must be considered related to the property or management of a bank, which translates into establishing the general circumstances or situations that would make it suspect that a relationship exists between a person and a bank through property or management.

•
On November 28, 2013, the SBIF issued Ruling 3563 in order to modify the instructions in section II of Chapter C-3 of the Compendium of Accounting Standards, specifically loans financed with mortgage bonds, replacing code 1304.3 with code 1304.4.

•
On December 18, 2013, the SBIF announced the first publication of interest rates after the legal change requiring a period of public consultation, a set of modifications to standards on credit risk provisions contained in Chapter B-1 of the Compendium of Accounting Standards. This seeks to align local standards with the best international practices on these matters and to introduce new conservative elements that promote development of healthy risk management practices, ensuring the preservation over time of a robust local banking system. The purpose is for provisions established by banks to fully take into account the credit risk present in their loan portfolios and, at the same time, to gradually promote best practices in risk evaluation and conservative risk management.

i)	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these consolidated financial statements.

New IFRS	Date of Mandatory Application
IAS 19 Employee Benefits (2011)	Annual periods starting on or after January 1, 2013
IAS 27 (2011) Separate Financial Statements	Annual periods starting on or after January 1, 2013
IAS 28 (2011) Investments in Associates and Joint Ventures	Annual periods starting on or after January 1, 2013
IFRS 10 Consolidated Financial Statements	Annual periods starting on or after January 1, 2013
IFRS 11 Joint Arrangements	Annual periods starting on or after January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	Annual periods starting on or after January 1, 2013
IFRS 13 Fair Value Measurement	Annual periods starting on or after January 1, 2013

Amendments to IFRS	Date of Mandatory Application
IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods starting on or after July 01, 2012
IFRS 1, First-time Adoption of IFRS - Government Loans	Annual periods starting on or after January 1, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)	Annual periods starting on or after January 1, 2013
Annual Improvements Cycle 2009-2011 - Amendments to Five IFRS	Annual periods starting on or after January 1, 2013
IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance	Annual periods starting on or after January 1, 2013

New Interpretations	Date of Mandatory Application
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	Annual periods starting on or after January 1, 2013

Amendment to IAS 19 Employee Benefits

On June 16, 2011, the IASB published amendments to IAS 19, Employee Benefits, which change the accounting for defined benefit plans and termination benefits. The amendments require recognition of changes in the defined benefit obligation and plan assets when these changes occur, eliminating the corridor approach and accelerating recognition of past service costs.

Changes in the defined benefit obligation and plan assets are broken down into three components: service cost, net interest on the net defined benefit liabilities (assets) and remeasurements of net defined benefit liabilities (assets).
Net interest is calculated using a rate of return for high-quality corporate bonds. This could be less than the rate currently used to calculate the expected return on plan assets, resulting in a reduction in net profit for the year. The amendments are effective for annual periods that begin on or after January 1, 2013, and early adoption is permitted. Retrospective application is required, with certain exceptions.

The Bank’s management analyzed these amendments in detail and concluded that they do not have a significant impact on the accounting policies for the period.

IAS 27 (2011) Separate Financial Statements

IAS 27, Consolidated and Separate Financial Statements was amended by the issuance of IFRS 10 but retains the current guidance for separate financial statements.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IAS 28 (2011) Investments in Associates and Joint Ventures

IAS 28, Investments in Associates and Joint Ventures was amended to reflect changes related to the issuance of IFRS 10 and IFRS 11.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
IFRS 10 Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have one sole basis of consolidation for all entities. Regardless of the nature of the investment, that basis is control. The definition of control includes three elements: power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and the possession of potential voting rights. An investor should reevaluate whether it controls an investment when there is a change in facts or circumstances. IFRS 10 replaces those sections of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety. The mandatory date of application for IFRS 10 is January 1, 2013 and early adoption is permitted under certain circumstances.

The Bank and its controlled entities evaluated the impact of this new standard and did not identify any new controlled entities that modify its consolidation perimeter. Nevertheless, additional disclosures are required and are included in these financial statements.

IFRS 11 Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements, which replaces IAS 31, Interests in Joint Ventures and SIC-13 Jointly-Controlled Entities. IFRS 11 classifies joint arrangements as either joint operations (a combination of the existing concepts of jointly-controlled assets and jointly-controlled operations) or joint ventures (equivalent to the existing concept of a jointly-controlled entity). A joint operation is a joint arrangement where the parties that have joint control have rights to assets and obligations for liabilities. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method to account for interests in joint ventures, thus eliminating the proportional consolidation method. The mandatory date of application for IFRS 11 is January 1, 2013 and early adoption is permitted under certain circumstances.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 12 Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which requires greater disclosure related to interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to comply with those objectives. An entity should disclose information that enables users of its financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and may require additional effort to gather necessary information. The mandatory date of application for IFRS 12 is January 1, 2013, but entities may incorporate any of the new disclosures in their financial statements before that date.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 13 Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13, Fair Value Measurement, which establishes one sole source of guidance for fair value measurements under IFRS. This standard applies to both financial assets and non-financial assets measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price)”. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Early application is permitted and it must be prospectively applied from the beginning of the annual period in which it is adopted.

Based on management's evaluation, this change does not have a significant impact on the consolidated financial statements. Also, this standard will be applied to the extent that it does not contradict current SBIF regulations. However, additional disclosures have been included in these consolidated financial statements in order to comply with the added reporting requirements contained in that standard.

Amendment to IAS 1 Presentation of Financial Statements

On June 16, 2011, the IASB published Presentation of Items of Other Comprehensive Income (Amendments to IAS 1). The amendments retain the option of presenting a statement of income and a statement of comprehensive income as either one statement or two separate, consecutive statements. Items of other comprehensive income must be grouped by those that will be subsequently reclassified to profit and loss, and those that will not. Taxes on other comprehensive income must be allocated on the same basis. Measurement and recognition of items of profit and loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods that begin on or after July 1, 2012. Early adoption is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period. The structure proposed by the standard is included in these consolidated financial statements.

Amendment to IFRS 1, Government Loans

The amendments allow first-time adopters to prospectively apply IAS 39 or IFRS 9 and paragraph 10A of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance for government loans outstanding as of the date of transition to IFRS.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Amendment to IFRS 7, Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures was amended to request information regarding all recognized financial instruments that are being offset in conformity with paragraph 42 of IAS 32, Financial Instruments: Presentation.

The amendments also require disclosure of information regarding recognized financial instruments that are subject to an enforceable master netting arrangement or a similar agreement, irrespective of whether they are set off in accordance with IAS 32. The IASB considers that these disclosures will enable financial statement users to evaluate the effect or the potential effect of agreements that allow offsetting, including offsetting rights related to financial assets and financial liabilities recognized by the entity in its statement of financial position. The amendments are effective for annual periods that begin on or after January 1, 2013. Early implementation is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Annual Improvements Cycle 2009 - 2011

The annual improvements include amendments to five IFRS, summarized below:

Standard	Topic	Details
IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS).	Repeated application of IFRS 1.
The amendments clarify that an entity may apply IFRS 1 if its most recent financial statements did not contain an explicit and unreserved statement of compliance with IFRS, even if the entity applied IFRS 1 in a previous reporting period. An entity that chose not to apply IFRS 1 must apply IFRS retrospectively as if it had never stopped applying IFRS. An entity must disclose: (a) the reason it stopped applying IFRS; (b) the reason it resumed applying IFRS and (c) the reason it selected not to apply IFRS, if applicable.

IAS 23 Borrowing Costs	Borrowing Costs
The amendments clarify that borrowing costs capitalized under prior GAAP before the date of transition to IFRS may be carried forward without adjustment to the amount previously capitalized at the transition date. Borrowing costs incurred on or after the date of transition that are related to qualified assets under construction as of the date of transition must be accounted for in conformity with IAS 23 Borrowing Costs. The amendments also establish that a first-time adopter may choose to apply IAS 23 at a date prior to the date of transition.

IAS 1 Presentation of Financial Statements	Classification of requirements for comparative information.
The amendments to IAS 1 clarify that an entity is required to present a statement of financial position at the beginning of the preceding period (a 'third balance sheet') only when the retrospective application of an accounting policy, restatement or reclassification has a material effect on the information in that statement of financial position and that the related notes are not required to accompany the third

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

statement of financial position. The amendments also clarify that additional comparative information is not necessary for periods beyond the minimum requirement for comparative financial statements in IAS 1. However, if additional comparative information is provided, the information must be presented in conformity with IAS 1, including the related disclosure with comparative information for the additional statements. Voluntary presentation of additional comparative financial information does not trigger a requirement to provide a complete set of financial statements. However, the entity must present related information in a note for those additional statements.

IAS 16 Property, Plant and Equipment	Classification of servicing equipment
The amendments clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise.

IAS 32 Financial Instruments: Presentation	Tax effect of distribution to holders of equity instruments
The amendments clarify that income tax on distributions to holders of an equity instrument and transaction costs of an entity transaction should be accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting	Interim financial reporting and segment information for total assets and liabilities.
The amendments clarify that the total assets and total liabilities for a particular reportable segment should be disclosed separately in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for that reportable segment.

These amendments are effective for annual periods that begin on or after January 1, 2013. Early adoption is permitted and they must be applied retrospectively.

IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments are intended to provide additional relief in applying IFRS 10, IFRS 11 and IFRS 12, by “limiting the requirement to provide adjusted comparative information to the immediately preceding period only”. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement of providing comparative information for periods before the immediately preceding period. The effective date of the amendments is the annual periods that begin on or after January 1, 2013, which is aligned with the effective dates of IFRS 10, 11 and 12.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

  CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

IFRIC 20,  Stripping Costs in the Production Phase of a Surface Mine

On October 19, 2011, the IFRS Interpretations Committee published IFRIC 20,  Stripping Costs in the Production Phase of a Surface Mine ('IFRIC 20'). IFRIC 20 applies to all types of natural resources that are extracted using the surface mining process. Costs of stripping activities that improve access to ore deposits must be recognized as a non-current assets ("stripping activity asset") when they meet certain criteria, while costs of normal ongoing operations must be accounted for in accordance with IAS 2 Inventory. The stripping activity asset must be initially measured at cost and subsequently at cost or its revalued amount less depreciation.
or amortization and impairment losses. The interpretation is effective for annual periods beginning on or after January 1, 2013. Early implementation is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period because the Bank is not engaged in extracting natural resources.

b)	The following new standards and interpretations have been issued but application is not yet mandatory:

New IFRS	Date of Mandatory Application
IFRS 9, Financial Instruments	The IASB has not established the date of mandatory application.

Amendments to IFRS	Date of Mandatory Application
IAS 19, Employee Benefits - Defined Benefit Plans: Employee Contributions	Annual periods starting on or after July 01, 2014
IAS 32, Financial Instruments: Presentation – Clarification of Requirements for Offsetting Financial Assets and Financial Liabilities	Annual periods starting on or after January 01, 2014
Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements	Annual periods starting on or after January 01, 2014
IAS 36, Asset Impairment – Recoverable Amount Disclosures for Non-Financial Assets	Annual periods starting on or after January 01, 2014
IAS 39, Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting	Annual periods starting on or after January 01, 2014
Annual Improvements Cycle 2010-2012 - Amendments to Six IFRS	Annual periods starting on or after July 01, 2014
Annual Improvements Cycle 2011-2013 - Amendments to Four IFRS	Annual periods starting on or after July 01, 2014

New Interpretations
IFRIC 21, Levies	Annual periods starting on or after January 01, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods that begin on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires all financial assets to be classified in their entirety based on the entity’s business model for managing financial assets and the characteristics of the contractual cash flows of the financial assets. Financial assets may be measured initially at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost will be tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. This revised standard retains the requirements for classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB's project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

Nevertheless, there are two differences with respect to IAS 39:

The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transitional Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods that begin on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7, Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

On November 19, 2013, the IASB issued a revised version of IFRS 9, which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.  The revised version of IFRS 9 permits an entity

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss. It also removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

The IASB has not established the date of mandatory application. In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be applied early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

Amendment to IAS 19, Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements for how contributions by employees or third parties linked to services should be allocated to service periods. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for periods that begin on or after July 1, 2014, and early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Amendment to IAS 32 Financial Instruments: Presentation

On December 16, 2011, the IASB amended the accounting and disclosure requirements related to the netting of financial assets and liabilities through amendments to IAS 32 and IFRS 7. These amendments are the result of the IASB and US Financial Accounting Standards Board (FASB) undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods that begin on or after January 1, 2014. Both require retrospective application for comparative periods.

Management is still in the process of evaluating the potential impact of these amendments.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27), providing an exemption for the consolidation of subsidiaries under IFRS 10

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Consolidated Financial Statements for entities that meet the definition of an "investment entity", such as certain investment funds. In its place, such entities will measure their investments in subsidiaries at fair value through profit and loss in conformity with IFRS 9, Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

The amendments also require additional disclosure with respect to whether the entity is considered an investment entity, details on unconsolidated subsidiaries of the entity and the nature of the relationship and certain transactions between the investment entity and its subsidiaries. The amendments are effective for annual periods that begin on or after January 1, 2014. Early implementation is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Amendments to IAS 36 – Impairment of Assets

On May 29, 2013, the IASB published Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurement amended some disclosure requirements in IAS 36 Asset Impairment regarding the measurement of the recoverable amount of impaired assets. However, one of the amendments potentially resulted in the disclosure requirements being broader than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 eliminate the requirement to disclose the recoverable amount of each cash generating unit (group of units) for which the carrying amount of the goodwill or intangible assets with indefinite useful lives allocated to that unit (or group of units) is significant compared to the total carrying amount of the entity’s goodwill or intangible assets with indefinite useful lives. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash generating unit for which the entity has recognized or reversed impairment during the reporting period. An entity must disclose additional information regarding the fair value less costs to sell of an individual asset (including goodwill) or a cash generating unit for which the entity has recognized or reversed impairment during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13) within which the fair value measurement is categorized; (ii) the valuation techniques used to measure the fair value less costs to sell; and (iii) the key assumptions used in the fair value measurement categorized within "Level 2" and "Level 3" of the fair value hierarchy. Also, an entity must disclose the discount rate used when an entity has recognized or reversed an impairment loss during the reporting period and the recoverable amount is based on the fair value less costs to sell determined using a present value valuation technique.  The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Early implementation is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Amendments to IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This amendment permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting in IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments should be applied for annual periods beginning on or after January 1, 2014. Early implementation is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements Cycle 2010 - 2012

Standard	Topic	Details
IFRS 2 Share-based Payments	Definition of 'vesting condition'
Appendix A 'Defined terms' to IFRS 2 was amended to (i) change the definitions of 'vesting condition' and 'market condition' and (ii) add definitions for 'performance condition' and 'service condition' which were previously included within the definition of 'vesting condition'.

The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services.

The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination
The amendments clarify that contingent consideration that is classified as an asset or liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability.  Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combinations for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments	Aggregation of operating segments
The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have 'similar economic characteristics'.  The amendments apply for annual periods that begin on or after July 1, 2014, and early adoption is permitted.

Reconciliation of the total of the reportable segments' assets to the entity's assets
The amendment clarifies that a reconciliation of the total of the reportable segments' assets to the entity's assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendment applies for annual periods that begin on or after July 1, 2014, and early adoption is permitted.

IFRS 13 Fair Value Measurement	Short-term receivables and payables
The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment IAS 38 Intangible Assets	Revaluation method: proportionate restatement of accumulated amortization
The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods that begin on or after July 1, 2014, and early adoption is permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period.  An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24 Related Party Disclosures	Key management personnel
The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required. The amendments apply for periods that begin on or after July 1, 2014, and early adoption is permitted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Annual Improvements Cycle 2011 - 2013

Standard	Topic	Details
IFRS 1 First-time Adoption of IFRS	Meaning of "effective IFRS"
The Basis for Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3 Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.
IFRS 13 Fair Value Measurement	Scope of portfolio exception (paragraph 52)
The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied.

IAS 40 Investment Property	Interrelationship between IFRS 3 and IAS 40
IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

IFRIC 21 Levies

On May 20, 2013, the IASB issued IFRIC 21, Levies. This new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are defined in the interpretation as “an outflow of resources embodying future economic benefits imposed by governments on entities in accordance with legislation”. Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and sanctions. Payments to governments for services or the acquisition of an asset under a contractual agreement also fall outside the scope. In other words, the levy must be a non-reciprocal transfer to a government where the entity paying the levy does not receive specific goods and services in exchange. For the purposes of the interpretation, "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance.

When an entity acts as an agent for a government to collect a levy, the agency cash flows collected are outside the scope of the interpretation. The interpretation identifies the obligating event for recognition of a liability as the activity that triggers the payment of the levy, as identified by applicable legislation. The interpretation provides guidance on the recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered when a minimum threshold is met, the liability is recognized when the minimum threshold is met. The interpretation must be applied retrospectively for all annual periods beginning on or after January 1, 2014.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 2 -  ACCOUNTING CHANGES

During the year ended December 31, 2013, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 -	RELEVANT EVENTS

As of December 31, 2013, the following relevant events affecting the operations of the Bank and its Subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a.	Board of Directors

•
At an Ordinary General Shareholders’ Meeting of Corpbanca held March 7, 2013, the shareholders elected the following individuals (9 directors and 2 alternates, as established by the Bank’s by-laws) to the Board of Directors:

Directors:

Jorge Andrés Saieh Guzmán
Gustavo Arriagada Morales                                                           (Independent)
Hugo Verdegaal                                                            (Independent)
José Luis Mardones Santander                                                     (Independent)
Jorge Selume Zaror
Fernando Aguad Dagach
Francisco León Délano
Francisco Mobarec Asfura
Rafael Guilisasti Gana

Alternate Directors:

María Catalina Saieh Guzmán
Ana Beatriz Holuigue Barros

•
In an extraordinary meeting of the Board of Directors held March 12, 2013, the Board of Directors was officially established and the following individuals were elected Chairman, First Vice-Chairman and Second Vice-Chairman.

Jorge Andrés Saieh Guzmán                                                       Chairman
Fernando Aguad Dagach                                                            First Vice Chairman
Jorge Selume Zaror                                                                       Second Vice Chairman

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b.	Sanctions and Warnings

The Bank has received no sanctions or warnings as of the date of these financial statements.

c.	Capital Increase

•
At an Extraordinary Meeting of the Board of Corpbanca held on January 15, 2013, the Board agreed to publicly communicate, as a material event, the agreement adopted in the meeting, in exercising the authority delegated to it in the Extraordinary General Shareholders’ Meetings held November 6, 2012. That agreement set at Ch$6.25 (six point two five Chilean pesos) the price of each of the 47,000,000,000 common shares with no par value that will be offered preferentially to shareholders and charged to the capital increase agreed upon in the aforementioned shareholders’ meeting.

Record is left that, as informed by public notice on January 4, 2013, in the newspaper La Tercera, the preferential option period will last 30 days from January 16, 2013 to February 14, 2013.

•
On January 16, 2013, Corpbanca informed that the 30 day preferential option period had begun for placing the 47,000,000,000 common shares with no par value at a price of Ch$6.25 per share. The period will last from January 16, 2013 to February 14, 2013.

•
On the same date, the Bank received notice from the shareholders Corpgroup Banking S.A., Compañía Inmobiliaria de Inversiones Saga Limitada and RCC Private Investment Fund by which they irrevocably waived their right to the preferential option to subscribe the 10,466,310,111 shares which they were entitled to subscribe as part of the issuance of 47,000,000,000 shares in conformity with the capital increase agreed upon in the Extraordinary Shareholders' Meeting held November 6, 2012, which were registered under No. 8/2012 in the SBIF Securities Registry.

•	On January 16, 2013, the Bank placed 12,015,233,260 shares through an auction on the Santiago Stock Exchange.

•
On February 7, 2013, IFC International Finance Corp, IFC Capitalization Fund, L.P, and IFC African, Latin America and Caribbean Fund, LP, all organizations belonging to the World Bank Group, subscribed and paid for a total of 16,998,586,200 shares issued by Corpbanca, as part of the aforementioned capital increase, for a total of MCh$ 106.241, making those entities shareholders of the Bank.

•	In summary, a total of 47,000,000,000 subscribed and paid shares were placed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

d.	Profit Distribution

In a meeting of the Board of Directors of Corpbanca held February 15, 2013, the board agreed to publicly communicate, as material events, the following matters:

The Board agreed to convene an Ordinary General Shareholders’ Meeting on March 7, 2013, in order to conduct routine business, as well as, among other items, approve the financial statements and approve the Board’s proposal to distribute MCh$ 60,040 in earnings, representing 50% of 2012 profit for the year, which translates into a dividend of Ch$0.1764023878 per share to be distributed among all shares issued by the Bank.

On March 7, 2013, in an Ordinary General Shareholders’ Meeting, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

e.	Issuance of Bank Bonds

On January 15, 2013, the Bank informed that it had placed five-year bonds on international markets totaling MUS$  800, with payment due at maturity and interest payments of 3.125% per annum payable semi-annually in July and January of each year.

The bonds were registered with the Securities and Exchange Commission (”SEC”) in accordance with the U.S. Securities Act of 1933.

The Bank agreed to place the bonds with a return of 3.24% per year, equivalent to a spread of 245 annual basis points over the five-year US Treasury Rate.

As declared in the prospectus registered with the SEC, the net amount from the placement will be used by the Bank to increase loans in the market and finance other general corporate objectives.

f.	Exchanging Loans for Bonds – La Polar S.A.

In July 2013, Corpbanca decided to accept the "Loan Instrumentalization Option” proposed by La Polar S.A., which established a procedure for creditors to exchange senior and junior debt for Series F (senior) and Series G (junior) bonds. The book value of the loans as of the date of exchange was MCh$ 2,459, generating a net effect on the Consolidated Statement of Income for the period of MCh$ 271. The financial instruments received as a result of the exchange were classified as available-for-sale investments in the Consolidated Statement of Financial Position.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On December 27, 2013, the SBIF sent instructions to banks that possessed investments in the aforementioned La Polar bonds (BLAPO-F and BLAPO-G) for them to be classified as held for trading and for the effect of the fair value to be accounted for in the statement of income. In a letter issued by the SBIF on January 8, 2014, it extended the period to March 31, 2014. As of December 31, 2013, the institution has decided to use this extended period and, as a result, has recorded the effect of MCh$ 1,582 (charge) in the Statement of Other Comprehensive Income.

g.	Acquisition of Helm Bank and Subsidiaries

•
In an Extraordinary Shareholders’ Meeting of Banco Corpbanca Colombia S.A. held on December 20, 2012, shareholders agreed to increase that bank’s capital. In accordance with the shareholder regulations approved by the Colombian Financial Superintendency on July 18, 2013, the placement of 343,894,143 common shares was authorized, equivalent to MUS$  1,037.

•
On that date, as part of the capital increase mentioned above and in accordance with authorizations from the SBIF and Chilean Central Bank, Corpbanca has subscribed and paid for 117,341,839 shares, equivalent to MUS$  354 and Inversiones Corp Group Interhold Limitada has subscribed and paid for 62,520,730 shares, equivalent to MUS$  189.

•
Having complied with the requirements established in the authorizations from the SBIF on May 24, 2013, the Chilean Central Bank on July 4, 2013, the Colombian Financial Superintendency on July 22, 2013, the Panamanian Superintendency of Banks on February 6, 2013, the Panamanian Superintendency of Securities Markets on June 28, 2013 and the Cayman Island Monetary Authority – CIMA on July 29, 2013 for Banco Corpbanca Colombia  S.A. to acquire, in two phases, up to 100% of Helm Bank S.A. including its subsidiaries in Colombia, Helm Comisionista de Bolsa S.A. and Helm Fiduciaria  S.A.; in Panama, Helm Bank S.A. (Panamá) and Helm Casa de Valores S.A. (Panamá) and in the Cayman Islands, Helm Bank S.A. ( I. Cayman), and for Corpbanca (Chile) to acquire 80% of Helm Corredor de Seguros S.A., the following has taken place:

a)
In the first phase, Banco Corpbanca Colombia S.A. has acquired 2,387,387,295 common shares of Helm Bank S.A., which represent 58.89% of the total common shares of that bank and, therefore, has taken control of the bank and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm  Fiduciaria  S.A., (Panamá), Helm Casa Valores  S.A. ( Panamá), Helm Casa de Valores S.A.(Panamá) and Helm Bank  S.A. (I. Cayman).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

In a second phase, Banco Corpbanca Colombia S.A. acquired from the controllers of Helm Bank S.A. the remaining shares held by its current controllers for MUS$  473,840.

b)	Corpbanca (Chile) has acquired 19,194 shares of Helm Corredor de Seguros S.A., which represent 80% of its share capital for a price of MUS$ 18.

•
In accordance with the aforementioned regulatory authorizations, the purpose of this acquisition is to merge Banco Corpbanca Colombia S.A. and Helm Bank S.A. once the second phase has been completed, giving the Bank 100% of the share capital of Helm Bank S.A.

h.	Sale of Branches

On October 8, 2013, in a private sale of 31 real estate properties owned by Corpbanca where its branches operated, those properties were awarded to Sociedad Inmobiliaria Descubrimiento S.A., a subsidiary of the Independencia Rentas Inmobiliarias Investment Fund. By virtue of this transaction, the properties were sold for 1,811,000 UF and leased back to the same Bank for a period of 15 years. (See more information in Note 14, letter b)).

i.	Possible Business Combination

•
On November 29, the Bank informed as a material event that it was analyzing a possible transaction with assistance from international investment banks that involved a business combination between the Bank and operators of domestic or foreign banks. It also reported that the possible transaction was under study and that third parties had expressed non-binding preliminary interest and as of that date no counterparty for the transaction nor the structure of the transaction had been defined. To date, no agreement has been signed with a third party (other than non-disclosure agreements).

•
On December 12, Corpbanca indicates that it has received offers for consolidating its business in Chile and abroad with prestigious banking representatives and is analyzing the offers with assistance from international investment banks in order to eventually define a counterparty and transaction structure. Should one of these be implemented, the Saieh group will maintain an important ownership interest and involvement in management. It also reports that to date no agreement has been signed with third parties (except non-disclosure agreements).

•
On December 19, Corpbanca confirmed that it is still analyzing the offers with assistance from international investment banks in order to eventually define a counterparty and the transaction structure. Corpbanca also confirms that  no agreement has been signed with third parties, whether preliminary or final (except non-disclosure agreements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

This information is updated in the Corpbanca section of Note 38.

CORPBANCA ASESORÍAS FINANCIERAS S.A.

a.	Board of Directors

•
On March 15, 2013, at the Twenty-Second Ordinary Shareholders’ Meeting, the following directors were elected to the Company’s Board of Directors: Fernando Massú Tare, José Francisco Sánchez Figueroa and Pablo de la Cerda Merino.

•	In an Extraordinary General Shareholders’ Meeting held May 3, 2013, shareholders elected Mr. Carlos Ruiz de Gamboa Riquelme to the Company's board of directors.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Adjustments to Mutual Fund Portfolios

a.1 Market Adjustment, Type 1 Fund, Corp Custodia.

In accordance with SVS Ruling No. 1,990 (Section II, letter a, regarding SVS Ruling No. 1,579), on January 8, 2013, adjustments were made to the portfolio of the mutual fund known as Corp Custodia, which is managed by this company, because there were deviations greater than 0.1% of the value of the portfolio over its valuation using market rates.

This situation involved a variation in the value of the units for the series issued for this mutual fund and their returns between the dates indicated in the table below:

Liquidation of Corp Custodia Mutual Fund

As established in Exempt Resolution No. 049 from February 8, 2013, regarding the company's obligation in the process of liquidating the Corp Custodia Mutual Fund, as well as the stages of this liquidation, Corpbanca Administradora General de Fondos S.A. informs its customers that it has taken the following steps:

•	On March 13, 2013, fund participants were informed by certified mail of the liquidation and its start date.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•	On March 13, 2013, a notice regarding the liquidation and its start date was published in the newspaper La Tercera.

•	Disposal of the fund assets in the shortest period possible began on March 28, 2013.

•	On April 1, 2013, funds from the disposal began to be distributed among fund participants.

•
On the same date, the participants were informed of the handing over and payment of the last distribution, leaving record that if they had investments in the fund and had not made any movements, they could request a cashier's check for their investments in the Corpbanca branch of their convenience up until April 26, 2013.

As a result, the company has complied with all of the measures ordered in Exempt Resolution No. 049 for the liquidation of the fund in a timely manner.

a.2 Market Adjustment, Type 1 Fund, Corp Eficiencia.

In accordance with SVS Ruling No. 1,990 (Section II, letter a) issued on November 20, 2013, adjustments to market rates were made to the instrument FNITA-190514 belonging to Type 1 Mutual Fund Corp Eficiencia, because there were deviations greater than 0.1% of the value of the portfolio over its valuation using market rates.

This situation involved a variation in the value of the units for the series issued for this mutual fund and their returns between the dates indicated in the table below:

b.	Profit Distribution

At the Twenty-Eighth Ordinary General Shareholders' Meeting held April 5, 2013, the Chairman proposed to shareholders that all profits for the year ended 2012, totaling MCh$ 2,181, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the Board of Directors to decide when these dividends will be paid during 2013.

On December 27, 2013, the dividends corresponding to the distribution of profits for the year 2012 were paid, totaling MCh$ 2,181, as agreed in the Twenty-Eighth Ordinary General Shareholders' Meeting held April 5, 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Distribution of Profits and Capital Reduction

•
On January 7, 2013, shareholders began to be paid for the capital reduction of MCh$36,285 agreed by shareholders at the Seventeenth Extraordinary General Shareholders’ Meeting held September 26, 2012.  This did not result in changes to the proportion of each shareholder’s ownership interest.

•
In the Twentieth Ordinary General Shareholders’ Meeting held April 25, 2013, shareholders unanimously agreed to distribute profits for the year ended December 31, 2012, totaling MCh$ 6,011, and agreed to authorize the Board of Directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2013.  These dividends were paid on December 27, 2013.

b.	Board of Directors

•
On January 31, 2013, Chairman and Director Hugo Lavados Montes presented his voluntary letter of resignation, which became effective on that same date. Mr. José Manuel Garrido Bouzo became the acting chairman.

In an Extraordinary Directors’ Meeting held March 27, 2013, the Board accepted the resignation of Cristian Donoso Larraín, CEO. His resignation will take effect on April 30, 2013.

At the same meeting, Pablo Meyer Black was appointed CEO. He will take over on May 1, 2013, following compliance with all legal and regulatory requirements.

•
The Twentieth Ordinary General Shareholders’ Meeting was held April 25, 2013. At this meeting, shareholders elected the following individuals to the company’s Board of Directors in conformity with article 32 of the Corporations Law:

José Francisco Sánchez Figueroa
Alberto Selman Hasbún
José Manuel Garrido Bouzo
Cristián Canales Palacios
Américo Becerra Morales

c.	Sanctions and Warnings

•
In a letter dated April 4, 2013, the company was notified of a ruling dated March 28, 2013 from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against the company for non-fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual and article 60, letter i) of the Securities Market Law.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•
In a letter dated October 9, 2013, the Company was notified of a ruling dated October 4, 2013 from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against Corpbanca Corredores de Bolsa S.A. for 300 UF for fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At the Sixteenth Ordinary General Shareholders’ Meeting held March 8, 2013, shareholders elected the following individuals to the Board of Directors: Andrés Covacevich Cornejo, Américo Becerra Morales, Francisco Guzman Bauza, Pablo de la Cerda Merino and Oscar Cerda Urrutia.

b.	Profit Distribution

At the Sixteenth Ordinary General Shareholders’ Meeting held March 8, 2013, shareholders agreed to distribute MCh$ 5,764 in profits for the year 2012, which will be prorated among shareholders based on their ownership interests.

c.	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$ 5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$ 19.510 each and fully subscribed and paid in April 2013.  Shareholdings remained the same.

CORPBANCA AGENCIA DE VALORES S.A.

a.	Board of Directors

The Fourth Ordinary General Shareholders’ Meeting was held April 30, 2013. At this meeting, shareholders elected the following individuals to the company’s Board of Directors: Pablo Ignacio Herrera Avalos, Ignacio Ruiz-Tagle Mena and Marcelo Sanchez García.

CORPLEGAL S.A.

a.	Board of Directors

In a meeting of the Board of Directors on January 23, 2013, Oscar Cerda Urrutia presented his resignation. Héctor Neira Torres was elected to replace him.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

SMU CORP S.A.

a.	Board of Directors

On March 27, 2013, SMU Corp S.A. received a letter from Mr. Manuel José Concha Ureta, addressed to the Chairman of the Board, communicating his resignation from the position of Director, effective immediately.

On June 4, 2013, SMU Corp S.A. received a letter from Mr. Javier Luck Urban, addressed to the Chairman of the Board, communicating his resignation from the position of Director.

At the Seventeenth Ordinary Meeting of the Board of Directors held June 4, 2013, the Board agreed to accept the resignation presented by Mr. Javier Luck Urban.

At that same meeting, as a result of the resignations presented by Manuel José Concha Ureta and Javier Luck Urban, the Board agreed to appoint Charles Naylor Del Río and Fernando Ureta Rojas as directors, both as replacements until the next Ordinary General Shareholders’ Meeting is held.

b.	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 12, 2013, shareholders agreed to increase capital from MCh$ 16,000, divided into 20,000 single-series shares with no par value, fully subscribed and paid, to MCh$ 19,040, divided into 23,800 shares.

This capital increase of MCh$ 3,040 will take place by issuing 3,800 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed and paid over a period of two years from the date of this meeting as required by business needs.

The aforementioned amendments to the by-laws were recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie; an abstract was published in Edition No. 40,535 of the Official Gazette on April 16, 2013 and registered on Page 27218, No. 18072 of 2013 in the Santiago Commerce Registry.

On July 31, 2013, Corpbanca paid for 88 shares, equivalent to MCh$ 70.4, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On August 30, 2013, Corpbanca paid for 412 shares, equivalent to MCh$ 329.6, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On September 30, 2013, SMU S.A. paid for 480 shares, equivalent to MCh$ 384, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On October 30, 2013, Corpbanca paid for 172 shares, equivalent to MCh$ 139, and SMU S.A. paid for 164 shares, equivalent to MCh$ 131, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On November 29, 2013, Corpbanca paid for 185 shares, equivalent to MCh$ 148, and SMU S.A. paid for 178 shares, equivalent to MCh$ 142, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On December 30, 2013, Corpbanca paid for 167 shares, equivalent to MCh$ 134, and SMU S.A. paid for 178 shares, equivalent to MCh$ 130, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

BANCO CORPBANCA COLOMBIA S.A.

a.	Bond Issuance/Indebtedness

On February 7, 2013, two lines of subordinate bonds were placed in the Colombian market.  This transaction raised funds totaling MCOP$250,000 (MCh$ 65,925) that will enable the bank to strengthen its capital base.  The issuance involved fifteen-year bonds for MCOP$146,000 (MCh$ 38,500) placed at a rate of CPI+4%, and ten-year bonds for MCOP$104,000 (MCh$ 27,425), placed at a rate of CPI + 3.89%.

b.	Profit Distribution

In March 2013, shareholders of the companies within the Corpbanca Colombia Group met and agreed to distribute profits as follows7:

 7 The exchange rate used was Ch$0.2584 per COP$1 as of the transaction date.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Dividend payment for 7,510,522 common shares in circulation with a charge to the fiscal reserve established for profits for the year 2009 of COP$38.29 per share, payable in cash to shareholders registered as of April 1, 2013 for a total of MCOP$ 288 and to increase the legal reserve MCOP$ 9,455, of which Banco Corpbanca Colombia received MCOP$ 272. Corpbanca Chile received M$COP16.

c.   Acquisition of Helm Bank and Subsidiaries

On August 6, 2013, Banco Corpbanca Colombia S.A. paid the sum of MCOP$1,286,023 (MUS$ 682,878) to several seller shareholders of Helm Bank S.A., attaining an ownership interest of 51.60% of the total shares issued and in circulation (including common shares, preferential dividend shares and non-voting shares), which is equivalent to 58.89% of the total common shares of that entity, and thus attaining an indirect interest in Helm Fiduciaria S.A., Helm Comisionista de Bolsa S.A.—financial sector entities established in Colombia; Helm Bank Panamá S.A., Helm Casa de Valores Panamá—financial sector entities established in Panama; and Helm Bank Cayman, giving it control over these companies, as will be recorded in the Mercantile Registry.

On August 6, 2013, Corpbanca Colombia S.A. increased its subscribed and paid capital by MCOP$ 313,178 through the subscription of shares by Corpbanca and Inversiones CorpGroup Interhold Limitada.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On August 29, the Bank made a second payment of MCOP$ 892,356 (MUS$ 473,840) to several seller shareholders of Helm Bank S.A., attaining an approximate ownership interest of 87.42% of the total shares issued and in circulation (including common shares, preferential dividend shares and non-voting shares), which is equivalent to approximately 99.75% of the total common shares of that entity, and thus attaining an indirect interest in Helm Fiduciaria S.A., Helm Comisionista de Bolsa S.A.—financial sector entities established in Colombia; Helm Bank Panamá S.A., Helm Casa de Valores Panamá—financial sector entities established in Panama; and Helm Bank Cayman, giving it control over these companies, as will be recorded in the Mercantile Registry (see Note 38 Subsequent Events for more information).

On that same date, Banco Corpbanca Colombia S.A. increased its subscribed and paid capital by MCOP$ 82,527 through the subscription of new shares by third parties. The table below details the new shareholder breakdown:

         On September 6, 2013, Banco Corpbanca Colombia S.A. registered its capital increase in the Mercantile Registry, totaling MCOP $395,705, divided into 753,566,429 common shares with a par value of COP $525.11 each.

d.	Convergence with International Financial Reporting Standards

In conformity with Law 1314 of 2009 and regulatory decrees 2706 and 2784 of December 2012, the Company is obligated to initiate the process of converging accounting principles generally accepted in Colombia to IFRS.  For these purposes, the Public Accounting Technical Council issued strategic guidelines classifying companies into three groups.

Since the Bank is in group 1, the mandatory transition period begins January 1, 2014 and the first comparative financial statements under IFRS should be issued on December 31, 2015.

e.	Tax Reform (Law 1607 of December 26, 2012).

Some amendments to the Colombian tax regime for 2013 and subsequent years, introduced by Law 1607 of December 26, 2012, are summarized below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Income and Complementary Taxes: The rate on taxable income for legal entities is modified to 25% beginning January 1, 2013.

Fair Income Tax (CREE): The “fair income tax” is created starting January 1, 2013. This tax (at a rate of 8%) is calculated based on gross income obtained less non-taxable income, costs, deductions, exempt income and occasional gains.  For the years 2013, 2014 and 2015, the applicable rate is 9%.

In calculating the basis for the CREE tax, taxable income for the period cannot be offset by tax losses or excess presumptive income from prior periods.

Exoneration of Contributions: Legal entities that file Income and Complementary Taxes are exempt from paying employer contributions to the National Learning Service (SENA) and the Colombian Institute of Family Wellbeing (ICBF) for employees that make, on an individual basis, the equivalent of up to 10 minimum monthly wages. This exemption began once the withholding system was implemented for collecting the CREE fair income tax, which occurred May 1, 2013.

Accounting Standards: Solely for tax purposes, references to accounting standards contained in tax standards will continue in effect for four years following the adoption of IFRS Consequently, during this period, the tax basis of items included in tax returns will remain unchanged. Likewise, tax treatment requirements for recording special tax situations will expire beginning on the date of application of the new accounting regulations.
Obligation for Corporate Groups to Report Consolidated Financial Statements: No later than June 30, 2013, duly registered economic and/or corporate groups must submit a digital copy of their consolidated financial statements to the National Tax and Customs Administration, together with their respective appendices.

f.	Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

Corpbanca Colombia S.A. will present a takeover bid (TOB) for preferential dividend and non-voting shares issued by Helm Bank under the following terms:

1.
Permission and authorization. The Board of Directors of Corpbanca Colombia authorizes this takeover bid as recorded in minutes No. 3601 on October 28, 2013. The shareholders of Corpbanca Colombia authorize this takeover bid as recorded in minutes No. 179 on November 29, 2013. Corpbanca Colombia received no objections to the acquisition of up to 100% of the common and preferential shares from the Colombian Financial Superintendency (SFC) by means of ruling no. 1370 of July 22, 2013. The voluntary takeover bid will be completed after obtaining the corresponding authorization from the SFC. This authorization was given through communication no. 2013096905-007-000 issued on December 16, 2013. The voluntary takeover bid will be completed after having carried out the required procedures with the Colombian Stock Exchange (BVC). This transaction is not subject to any other authorization or concept of administrative authorization other than those mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

2.
Target of the Offer. The voluntary takeover bid is directed towards all holders of preferential dividend and non-voting shares issued by Helm Bank (hereinafter the Preferential Shares) that, as of the date of acceptance of the TOB, are considered holders of such shares and can freely dispose of the Preferential Shares. Helm Bank has only registered its Preferential Shares in the Securities and Issuers Regulations (hereinafter RNVE) and, therefore, the target of the takeover bid will be all shareholders of preferential shares, in accordance with the registry book of Helm Bank.

3.
Minimum and maximum number of shares subject to TOB. The number of Preferential Shares that the Buyer wishes to acquire in the voluntary TOB is a minimum of (1) Preferential Share, which is equivalent to 0.0000002% of the outstanding subscribed Preferential Shares and a maximum of 571,749,928 Preferential Shares, which is equivalent to 100% of the total outstanding subscribed Preferential Shares.

4.
Shareholders of Helm Bank. Corpbanca Colombia currently owns 4,043,966,379 common shares, equivalent to 87.42% of the total outstanding subscribed shares of Helm Bank and, as of the date of presentation of the notice of the takeover bid, Corpbanca Colombia does not have any Preferential Shares. (See Note 38 Subsequent Events for more information).

5.	Consideration offered and price. The price offered by the buyer for each Preferential Share will be paid in cash in Colombian pesos and is equivalent to COP$ 538.67.

6.
Reasons for TOB. On October 30, 2007, Helm Corporation made a statement and a unilateral commitment to the holders of Preferential Shares of Helm Bank that, in the event that Helm Corporation directly or indirectly wished to dispose of control of the financial entity, it must obtain from the third-party buyer the commitment to offer to buy up to one hundred percent (100% of the Preferential Shares). As a result, when Helm Corporation and CorpGroup began negotiating the share purchase agreement for the common shares of Helm Bank, they expressly agreed in that contract that Corpbanca Colombia would initiate a takeover bid for up to 100% of the Preferential Shares. Corpbanca Colombia is honoring that commitment and, therefore, offering to buy the Preferential Shares of Helm Bank under the same terms and conditions in which Corpbanca Colombia bought the common shares of Helm Bank from Inversiones Timón S.A.S., Inversiones Carrón S.A.S., Comercial Camacho Gómez S.A.S., Kresge Stock Holdings Company Inc. and other minority shareholders of that class of shares for COP$ 538.67 per share.

7.	Term for receiving acceptances to TOB offer. Offers will be accepted from January 9, 2014 to January 22, 2014.

8.	Preagreements. As of the date of the TOB, Corpbanca Colombia had not signed any preagreements for the purchase of these Preferential Shares.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

g.	Other Material Events

•
In March 2013, Ruling No. 050 from November 30, 2012 takes effect, making it mandatory for entities supervised by the Colombian Financial Superintendency to value their investments using information provided by price suppliers.

•
On July 22, 2013, via Resolution No. 1370, Mr. Jaime Herrera Rodriguez, in his role as Legal Representative of Banco Corpbanca Colombia S.A. was notified that there were no objections to the acquisition of Helm Bank S.A.

•
As established by law, on September 7, an agreement was reached between the Bank and the majority unions, leading to a collective bargaining agreement that will be in effect for two years from September 1, 2013 to August 31, 2015.

•	There was a change in the legal representative of the bondholders of bonds issued by the Bank. Fiducia Fiducro S.A. was named in August 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 4 -	SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments.

The Bank's commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The eight commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability.  The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco Corpbanca Colombia and Subsidiaries (which also includes the operations of Helm Bank and Subsidiaries and Helm Corredores de Seguros starting from August 2013, see Note 12), as detailed above. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•
The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$ 30 million. It also includes companies from the real estate and financial industry sectors.

•
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$ 30 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers, among other products, consumer loans, credit cards and mortgage loans to individuals with income between ThCh$100 and ThCh$600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by the following entities:

a)	Banco Corpbanca Colombia and Subsidiaries.

b)	Helm Bank and Subsidiaries (including Helm Corredores de Seguros).

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank's strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.
This segment is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.
Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

Corpbanca reports revenue by segment from external customers that is:

(i)	attributed to the entity's country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

In line with this, the Group operates in three main geographic areas: Chile, Colombia 8 and the United States.

The following table details non-segmented assets associated with each geographic area:

(*) This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 411,992. For more information, see Notes 12 and 13 to these consolidated financial statements.

 8 This segment includes investments in Helm Bank Caymán S.A,  Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

1.	The information presented in this note was prepared based on an analysis of:

a)	Profit or Loss:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)  Assets and Liabilities

(*) Loans net of provisions include loans and advances to banks as of December 31, 2013 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(**) Non-segmented assets and liabilities as of December 31, 2013 and  2012 are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 5 -	CASH AND CASH EQUIVALENTS
a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

(1) This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2) This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Items (1) and (2) are detailed as follows:

b.	Transactions in the course of collection

Transactions in the course of collection consist of transactions awaiting liquidation to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 6 -  TRADING SECURITIES

Trading securities are detailed as follows:

(*) As of December 31, 2013, trading securities totaled MCh$ 86,617 (MCh$ 59,477 as of December 31, 2012), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 7 -  OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)	The Bank purchases financial instruments under agreements to resell them at a future date. As of December 31, 2013 and 2012, instruments acquired with resale agreements are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(*) As of December 31, 2013, purchases with repurchase agreements totaled MCh$ 66,725 (MCh$ 19,489 as of December 31, 2012), maturing in less than three months from the date of acquisition. (See Note 5).

b)	As of December 31, 2013 and 2012, instruments sold with repurchase agreements are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 8 -  DERIVATIVE INSTRUMENTS AND ACCOUNTING HEDGES

a)	The Bank and its subsidiaries use the following derivative instruments for hedging and trading purposes:

In order to incorporate credit risk into the valuation, derivative contracts and accounting hedges are adjusted to reflect the value of the credit risk of the counterparty or credit value adjustment (CVA).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)	Hedges

Fair values hedges:

The Bank uses interest rate derivatives to reduce the risk of debt issuances (short and long-term) as well as long-term assets (commercial loans). Through this structure, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2013 and 2012, detailed by maturity:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Cash flow hedges:

Cash flow hedges are used by the Bank to:

a) Reduce the volatility of cash flows in balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b) Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank's cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

c)  It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2013 and 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Gains or losses generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2013 and 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Hedge of net investments in foreign operations

Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments, particularly its branch in New York. As a result of the proper accounting treatment for this investment, fluctuations in the value of the investment as a result of changes in the Chilean peso-U.S. dollar exchange rate alter the parent company's equity. The objective of this hedge is to safeguard the value of equity by managing exchange rate risk affecting the investment.

Instruments designated as accounting hedges correspond to non-derivative financial assets or liabilities for a notional amount of MUS$ 60.1 with a fair value of MCh$ (2,840) as of year-end 2013 and MCh$ 757 as of year-end 2012.

In accordance with IAS 39 "Financial Instruments:: Recognition and Measurement" (paragraph 102), the Bank recorded the hedge as follows:

a)	Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2013, this was a loss of MCh$ 1,907 net of deferred taxes (gain of MCh$ 365 net of deferred taxes as of December 31, 2012).

b)	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2013 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 9 -  LOANS AND ADVANCES TO BANKS

As of December 31, 2013 and 2012, loans and advances to banks are detailed as follows:

As of December 31, 2013		
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks			
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks	-	-	-
Subtotal	-	-	-
Foreign Banks			
Loans to foreign banks	78,064	-	78,064
Other advances to foreign banks	-	-	-
Provisions and impairment for loans to foreign banks	(137)	-	(137)
Subtotal	**77,927**	-	**77,927**
Chilean Central Bank			
Restricted deposits in the Chilean Central Bank	140,017	-	140,017
Subtotal	**140,017**	-	**140,017**
Total	**217,944**	-	**217,944**

	As of December 31, 2012		
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks			
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks		-	-
Subtotal	-	-	-
Foreign Banks			
Loans to foreign banks	81,281	-	81,281
Other advances to foreign banks	11,114	-	11,114
Provisions and impairment for loans to foreign banks	(178)	-	(178)
Subtotal	**92,217**	-	**92,217**
Chilean Central Bank			
Restricted deposits in the Chilean Central Bank	390,154	-	390,154
Subtotal	**390,154**	-	**390,154**
Total	**482,371**	-	**482,371**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Movements in provisions and impairment for loans with domestic and foreign banks during 2013 and 2012 are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 10 -   LOANS TO CUSTOMERS, NET

a)   Loans to Customers

As of December 31, 2013 and December 31, 2012, the loan portfolio is detailed as follows:

(*) Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,093,044 and MCh$338,853 as of December 31, 2013 and 2012. See detail of term remaining until maturity in letter e).

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4) and individual debtors in default portfolio (C1 – C6). For group evaluations, it includes the Default Portfolio.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2013 and 2012, the fair value of guarantees taken corresponds to 80.9% and 90.5% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2013 and 2012, the fair value of the guarantees taken corresponds to 50.0% and 56.1% of the balance receivable on loans, respectively.

The low ratio for 2013 (ratio 2013-2012) is explained by the increase in the commercial portfolio of 24.1% (44.2% for 2012-2011 ratio) in comparison to the fair value of the guarantees, which increased by 15.7% (49.5% in 2012-2011).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2013, the Bank recorded MCh$152,193 in finance leases for chattel property (MCh$171,424 as of December 31, 2012) and MCh$179,552 in finance leases for real estate property (MCh$170,713 as of December 31, 2012).

During 2013, the Bank obtained financial asset such as houses, apartments, commercial stores and farm land, among others, totaling MCh$ 1,785 by executing guarantees (MCh$ 2,755 in 2012).

b)   Portfolio Characteristics

The following table details the Bank's loan portfolio (before provisions) as of December 31, 2013 and 2012 by the customer's industry sector:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)   Provisions

Movements in credit risk provisions during the years ended December 31, 2013 and 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(*) More information regarding this transaction can be found in Note 3 Material Events, letter f)

In addition to these provisions for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the Board of Directors, which are presented within liabilities in "Provisions" (Note 20). Therefore, total credit risk provisions established for different concepts are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

i) In accordance with SBIF Ruling 3489 of December 29, 2009, the Bank has established provisions for unused balances of unrestricted lines of credit and loan commitments. Both are recorded in liabilities, specifically within "provisions" (Note 20).

ii) Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN.

d)   Sale of Portfolio:

1.
As of December 31, 2013 and 2012, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Other Instruments at Fair Value through Profit and Loss”.

2.
As of December 31, 2013 and 2012, the Bank and its subsidiaries de-recognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter aa) of the annual consolidated financial statements.

During the second half of this year, the Bank sold part of its commercial loan portfolio, detailed as follows:

(*) The sale of the current commercial portfolio of MCh$ 663,625 corresponds to MCh$ 599,746 and MUS$ 126.22 (equivalent to MCh$ 63,879).

SBIF Ruling No. 3,548 specifies the treatment for presenting gains and losses originating from loan portfolio sales, which defines the net profit or loss from the sale of loans (loans and advances to

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

banks and loans to customers) as the difference between the value of cash received (or the fair value of instruments received in consideration) and the value of the transferred asset net of allowances, recorded as of the date of sale. Income from sales of the charged-off portfolio should also be included in this same line item and not as recovery of charged-off loans. Before this change, the net profit or loss from these transactions was defined as the difference between the value in cash received (defined above) and the gross value of the transferred assets, releasing provisions established for these loans and thus impacting the account "Credit Risk Provisions" in the Consolidated Statement of Income for the period.

Sale of CAE Portfolio

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | No. of Loans | Par Value MCh$ | Sale Value MCh$ | Gain on Sale MCh$ (a) |
| Loans sold | 28,120 | 50,018 | 53,019 | 3,197 |
| Loans sold | 12,430 | 16,934 | 16,934 | - |
| **Total** | **40,550** | **66,952** | **69,953** | **3,197** |

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | No. of Loans | Par Value MCh$ | Sale Value MCh$ | Gain on Sale MCh$ (a) |
| Loans sold | 30,542 | 52,919 | 56,590 | 3,671 |
| **Total** | **30,542** | **52,919** | **56,590** | **3,671** |

a.  The gain on the sale is recorded within net financial operating income in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e)   Lease

The maturity of finance leases as of December 31, 2013 and 2012, is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 11 -  INVESTMENT SECURITIES

a)   As of December 31, 2013 and 2012, the Bank records the following instruments as available for sale and held to maturity:

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| | Available for Sale MCh$ | Held to Maturity MCh$ | Total MCh$ | Available for Sale MCh$ | Held to Maturity MCh$ | Total MCh$ |
| **Investments quoted on active markets:** | | | | | | |
| **Chilean Government and Central Bank instruments** | | | | | | |
| Central Bank instruments | 334,718 | - | **334,718** | 329,066 | - | **329,066** |
| Treasury bonds and notes | 847 | - | **847** | 69,706 | - | **69,706** |
| Other government instruments | 21,769 | - | **21,769** | 46,203 | - | **46,203** |
| **Other instruments issued in Chile** | | | | | | |
| Deposit promissory notes | 78,712 | - | **78,712** | 338,747 | - | **338,747** |
| Chilean mortgage bonds | 313 | - | **313** | 349 | - | **349** |
| Bank bonds | 17,985 | - | **17,985** | 66,231 | - | **66,231** |
| Other instruments | 136,623 | 8,632 | **145,255** | 41,019 | 10,099 | **51,118** |
| **Instruments issued abroad** | | | | | | |
| Foreign government and Central Bank instruments | 212,280 | 93,750 | **306,030** | 206,296 | 74,259 | **280,555** |
| Other instruments issued abroad | 85,840 | 135,140 | **220,980** | 14,818 | 20,619 | **35,437** |
| Impairment provision | - | - | - | - | - | - |
| **Investments not quoted on active markets:** | | | | | | |
| Corporate bonds and commercial paper | - | - | - | - | - | - |
| Other instruments | - | - | - | - | - | - |
| Impairment provision | - | - | - | - | - | - |
| **Total** | **889,087** (*) | **237,522** | **1,126,609** | **1,112,435** | **104,977** | **1,217,412** |

(*) As of December 31, 2013, trading securities totaled MCh$ 207,643 (MCh$ 78,932 as of December 31, 2012), maturing in less than three months from the date of acquisition. (See Note 5).

The portfolio of available-for-sale instruments includes a net loss from unrealized deferred taxes of MCh$ 2,799 (MCh$ 6,485 as of December 31, 2012) recorded as a valuation adjustment in equity.

Impairment of Investment Securities

The Bank's portfolio of investment securities presented no impairment as of December 31, 2013 and 2012.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

Corpbanca reviewed the instruments with unrealized losses as of December 31, 2013 and 2012, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit for the year are needed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)   Movements in the available-for-sale portfolio as of December 31, 2013 and 2012, are as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 12 -  INVESTMENTS IN OTHER COMPANIES

a)   Investments in Other Companies

The Bank’s investments in other companies as of December 31, 2013 and 2012 are detailed as follows:

| Company | As of December 31, 2013 % Ownership Interest | MCh$ | | As of December 31, 2012 % Ownership Interest | MCh$ | |
|---|---|---|---|---|---|---|
| Nexus S.A. | 12.9 | 1,057 | | 12.9 | 1,057 | |
| Transbank S.A. | 8.72 | 939 | | 8.72 | 939 | |
| Combanc S.A. | 5.29 | 159 | | 4.72 | 135 | |
| Redbanc S.A. | 2.5 | 110 | | 2.5 | 110 | |
| Sociedad Interbancaria de Depósitos de Valores S.A. | 3.91 | 75 | | 3.91 | 75 | |
| Imerc OTC S.A | 6.67 | 864 | (ii) | - | - | |
| Deceval S.A. | 11.35 | 8,098 | (i) | 5.74 | 829 | (i) |
| A.C.H Colombia | 4.22 | 523 | (i) | 3.67 | 191 | (i) |
| Redeban Multicolor S.A | 1.6 | 284 | (i) | 1.6 | 283 | (i) |
| Cámara de Compensación Divisas de Col. S.A. | 7.76 | 73 | (i) | 3.19 | 30 | (i) |
| Cámara de Riesgo Central de Contraparte S.A. | 2.42 | 208 | (i) | 1.17 | 94 | (i) |
| B.C.H. - Liquidación | 0.000003 | 15 | (i) | - | - | |
| Cifin | 9 | 150 | (i) | - | - | |
| Servibanca - Tecnibanca | 4.54 | 719 | (i) | - | - | |
| **Rights or shares in other companies** | | | | | | |
| Acción Bolsa de Comercio de Santiago | 2.0833 | 1,056 | | 2.0833 | 1,056 | |
| Acción Bolsa Electrónica de Chile | 2.439 | 211 | | 2.439 | 211 | |
| Bolsa de Valores de Colombia | 0.97 | 841 | (i) | 0.48 | 783 | (i) |
| Fogacol | 150,000 Units | 83 | (i) | - | - | |
| **Total** | | **15,465** | | | **5,793** | |

(i)
This corresponds to investments in other companies made by the Colombian subsidiaries. The increase in the investment in Deceval S.A. and ACH Colombia is due to the fair value effect of these investments at the time of the acquisitions in Colombia in accordance with IFRS 3.

(ii)
As of December 31, 2013, Corpbanca has subscribed and paid for 667 shares, equivalent to MCh$ 864, which were paid when forming the company. The banking support company, Servicios de Infraestructura de Mercado OTC S.A., doing business as IMERC-OTC S.A. was formed on June 21, 2013, in conjunction with other banks from the Chilean financial system to operate a centralized operations registry, providing registration, confirmation, storage, consolidation and reconciliation services for derivative transactions. The new company was formed with capital of Ch$12,957,463,890, divided into 10,000 shares with no par value. As of the reporting date of the consolidated financial statements (December 31), of the 10,000 shares issued by the Company, 8,895 had been subscribed and paid.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

In 2013 and 2012, the Bank received dividends from the following companies:

Movements in these investments as of December 31, 2013 and 2012, are detailed as follows:

b)  Business Combinations - Banco Corpbanca Chile and Banco Corpbanca Colombia (BCC) (Formerly Banco Santander Colombia and Subsidiaries or BSC)

    i.  General Operating Aspects

Corpbanca Chile. The entity acquired the shares with voting rights of BSC (domiciled in Colombia), acquiring 51.00% and 40.93%, respectively, of the ownership interests on May 29 and June 22, 2012.

Banco Corpbanca Colombia (Formerly BSC). This company is engaged in raising funds through checking account, demand and time deposits in order to provide loans and carry out other activities authorized for banking establishments. It also has complementary businesses through its subsidiaries Santander Investment Valores S.A. Comisionista de Bolsa (now Corpbanca Investment Valores S.A. Comisionista de Bolsa), with a 94.94% interest, and Santander Investment Trust Colombia S.A. (now Corpbanca Investment Trust Colombia S.A.), a trust company1, with a 94.5009% interest.

____________________________
 9 This company became a subsidiary after the business combination between BSC and Corpbanca Chile, as described in letter c) of this section.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

i.	Main Reasons for the Purchase

With this acquisition, Corpbanca seeks to support regional expansion of Chilean businesses and simultaneously participate in the growing Colombian banking market, which is one of the most attractive world-wide. This acquisition is expected to be successful based on two key elements: the extremely professional conduct of executives and employees of the Colombian capital markets and Corpbanca's expertise in successfully conducting business in a more complex banking system such as the Chilean financial industry.

ii.	Detail of Assets Acquired and Liabilities Assumed

1)
The fair values presented as of December 31, 2012 in the audited consolidated financial statements (table below in letter a) were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. In accordance with IFRS 3, Business Combinations, if these transactions were initially accounted for incompletely, at the end of the accounting period in which they took place, the Group should report this situation in its consolidated financial statements.

2)
The fair value of intangible assets and their respective deferred taxes (mainly related to customers, licenses and other items) for the aforementioned date were determined on a provisional basis and the Bank is awaiting an independent valuation (completed as of the date of these consolidated financial statements).

3)
During the measurement period, Corpbanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date (table below in letter b). During the measurement period, additional assets or liabilities will also be recognized if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above (this situation was concluded as of the date of these consolidated financial statements).

Accordingly, the fair value of the identifiable assets and liabilities of BSC as of the date of acquisition (May 29, 2012) was as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

4)
This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control.

5)	Corpbanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted profits approach/discounted cash flow method.

6)	The transaction did not include any agreements involving contingent considerations.

7)
As of the date of acquisition, a contingent liability with a fair value of MCh$ 2,868 was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined variations in its value, giving a final amount of MCh$ 2,924.

8)
The goodwill of MCh$ 205,076 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of BSC. This concept was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 13,120 (letter c above).

9)
The acquisition-related transaction costs of MCh$ 246, mainly for external legal fees and due diligence costs, were charged to administrative expenses in the Consolidated Statement of Income for the year 2012 and included within cash flows from operating activities in the Statement of Cash Flows for that period.

10)
The functional currency of BSC (the Colombian peso) will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes) in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)  Business Combinations - Banco Corpbanca Colombia and Corpbanca Investment Trust Colombia (Formerly Santander Investment Trust Colombia)

i.	General Operating Aspects

Banco Corpbanca Colombia, domiciled in Colombia, acquired 94.50% of the shares with voting rights of Corpbanca Investment Trust Colombia S.A. (CITRUST).

ii.	Main Reasons for the Purchase

This acquisition is considered complementary to that of Corpbanca Colombia and is based on the same reasons.

iii.	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of CITRUST as of the date of acquisition (June 29, 2012) was as follows:
•	The criteria described in numbers 1) to 6) of the business combination between Corpbanca Chile and BSC are applicable to CITRUST.

•	As of the acquisition date, no contingent liabilities were determined.

•
The goodwill of MCh$ 4,691 recognized provisionally as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of BSC. This concept was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 335 (letter d above).

•	The acquisition-related transaction costs, mainly legal fees and other external costs, were recognized by the parent company (Corpbanca Chile) in 2012.

•
The functional currency of this company (the Colombian peso) will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes) in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

d)  Business Combination – Corpbanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

i. General Operating Aspects

Banco Corpbanca Colombia, headquartered in Colombia (mainly in Bogotá D.C.), is in the process of acquiring the voting and non-voting shares of Helm Bank S.A. (hereinafter “Helm Bank”) and subsidiaries, also headquartered in Colombia.

As part of the agreement between Corpbanca Colombia and the companies controlling Helm Bank, Corpbanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares) of Helm Bank. Corpbanca Colombia acquired, for merger purposes, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first close and 1,650,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed and paid capital) of Helm Bank during the second close for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed and paid capital of Helm Bank, for purchases made on August 6 and 29, 2013. On January 28, 2014, Corpbanca Colombia honored that commitment, carrying out a voluntary Takeover Bid (TOB) for the preferential shares as part of the third close, which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA10 and to facilitate the merger process, enabling Corpbanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and giving a total interest of  99.7814% of subscribed and paid capital (See Note 38 Subsequent Events for more information). By virtue of express legal provisions, Corpbanca Colombia and Helm Bank must merge within a year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014). As a result, these two entities have been working intensely on the preparation and advanced notice of the intention of the merger. This company is engaged in raising funds through checking account, demand and time deposits in order to provide loans. Corpbanca Colombia acquired an indirect interest as a result of the acquisition of Helm Bank, which also has complementary businesses through its subsidiaries Helm Comisionista, Helm Fiduciaria, Helm Caymán and Helm Panamá.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law. (Helm Bank S.A. has a 99.9807% direct and indirect interest.)

_______________________________
10 Share Purchase Agreement or SPA: A share purchase agreement for common shares of Helm Bank signed between Helm Corporation, Inversiones Carrón S.A.S, Comercial Camacho Gómez S.A.S. e Inversiones Timón S.A.S., together the first party, and HC Acquisitions SAS, the second party, who subsequently transferred the agreement to Corpbanca Colombia, by virtue of which the first party sold to the second party all of the common shares owned by Inv. Carrón S.A.S., Comercial Camacho Gómez S.A.S. and Inversiones Timón S.A.S., in Helm Bank, and by which Corpbanca Colombia committed to offer to purchase up to 100% of the Preferential Shares from the Preferential Shareholders under the same economic conditions set for the sellers of the aforementioned common shares.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Helm Bank Panamá S.A. This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998 in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997 that also allows it to be engaged in the banking business abroad. (Helm Bank S.A. has a 100% direct interest.)

Helm Comisionista de Bolsa S.A. This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency. This entity has a 100% interest in the company Helm Casa de Valores Panamá, which is engaged in purchasing and selling securities under the laws of the Republic of Panama. (Helm Bank S.A. has a 99.9965% direct and indirect interest.)

Helm Bank Cayman. This subsidiary is engaged in providing unrestricted financial services. It can carry out banking business of any type, except with customers from the Grand Cayman Islands, in accordance with the laws of those islands. (Helm Bank S.A. has a 100% direct interest.)

See Note 1 Parent Company and Subsidiaries in Chile (table on ownership interests).

ii. Helm Bank and Subsidiaries

Helm Bank has market share of 3.61% in loans and 3.64% in deposits as of December 2013. Its strategy has been to maximize returns on its portfolio and reduce funding costs by enhancing the composition of its available resources. As of December 2012, its assets totaled US$ 6.730 million and its loan portfolio exceeded US$ 4.723 million. The entity has reported growing returns, posting annualized return on equity of 11.2% and a Basel Index of 12.5% as of December 2013.

iii. Main Reasons for the Purchase

After receiving the necessary regulatory authorizations from regulators in Chile, Colombia, Panama and the Cayman Islands, Corpbanca acquired control of Helm Bank and subsidiaries through its subsidiary Banco Corpbanca Colombia. With the recent acquisition of Helm Bank and its subsequent merger with Corpbanca Colombia, Corpbanca Chile has consolidated its operations in Colombia, reaffirming its long-term commitment to this market.

For Corpbanca Chile, the Colombian market has great potential and significant room for growth in the banking business. Many Chilean investors have invested in Colombia and the Bank aims to assist customers with these projects, to strengthen long-term relationships with people and companies in that country, and also to provide peace of mind to our shareholders and investors by diversifying risks and earnings sources.

iv. Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Bank and Subsidiaries as of the date of acquisition (August 6, 2013) was as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Important Matters Regarding the Acquisition

i.
The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)
If a business combination is accounted for incompletely, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its consolidated financial statements. During the measurement period, Corpbanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above.

b)	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, Banco Corpbanca has the following substantive rights:

✓	Voting rights in proportion to its interest in the companies.
✓	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.
✓	The right to assign or unassign investees to direct relevant activities.
✓	The right to direct the activities of subordinates for the benefit of the bank.

c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

✓	the fair value of the consideration transferred;
✓	the recoverable amount of any non-controlling interest in the acquiree, plus
✓	if the business combination is performed in phases (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree;
✓	less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d)
Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

e)
The fair value of intangible assets and their respective deferred taxes has been determined provisionally pending an independent valuation. See Note 13 “Intangible Assets” to these consolidated financial statements.

f)
As of the date of acquisition, a contingent liability with a fair value of MCOP$ 13,533 (MCh$ 3,703) was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

g)
As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCOP$11,021,182 (MCh$ 3,015,395) and their gross amount was MCOP$11,485,865 (MCh$ 3,142,532). None of these debtors are impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions. However, as of the date of acquisition of Helm Bank and Subsidiaries, the fair value of those provisions was MCOP$460,095 (MCh$ 125,976), contained in Note 9 "Loans and Advances to Banks" MCh$ 1,244 and Note 10 “Loans to Customers, Net” letter c MCh$ 124,732 and presented separately in accordance with the SBIF Compendium of Accounting Standards.

h)	A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit generated under Colombian regulations. This is based on a future tax

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12. The amount for this deferred tax for the mercantile tax credit is MCOP$ 115,443 (MCh$ 31,585).

i)
The goodwill of MCOP$ 693,064 (MCh$ 189,622) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of Helm Bank and Subsidiaries together with Corpbanca and Subsidiaries (described in section iii) “Main Reasons for the Purchase”).

j)
If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

ii.	Corpbanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

iii.
Since the acquisition date, Helm Bank and Subsidiaries contributed MCh$ 67,927 to net interest income, MCh$ 12,753 to net fees and commissions, MCh$ 92,429 to net operating income and MCh$ 34,076 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income would have been MCh$ 280,981 and before tax profit for the period would have been MCh$ 62,001. In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

iv.
The acquisition-related transaction costs of MCOP$ 14,889 (MCh$ 3,935), mainly for external legal fees and due diligence costs, were charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

v.
The total consideration transferred in the transaction was MCOP$ 2,178,378 (MCh$ 596,004). Net cash received for cash flow purposes was MCOP$ 901.897 (MCh$ 246,759). In 2013, the line item "Acquisition of Subsidiary Helm Bank, net of cash acquired" has been added. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries for MCh$ 255,444.

vi.	The transaction did not include any agreements involving contingent considerations.

vii.
Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. This means that they should be expressed in the same functional currency of this company (the Colombian peso) and will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e)      Business Combination – Banco Corpbanca Chile and Helm Corredor de Seguros S.A.

i.	General Operating Aspects

As part of the transaction with Helm, Banco Corpbanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A.

Helm Corredor de Seguros S.A. (HCS). This company, created January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency.  It is domiciled in Bogota. This entity is not a subsidiary of Helm Bank S.A.

ii.	Main Reasons for the Purchase

With this acquisition, Corpbanca seeks to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic perspectives of that country.

iii.	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Corredores de Seguros S.A. as of the date of acquisition (August 6, 2013) was as follows:

iv.	Important Matters Regarding the Acquisition

▪
The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. They took into account the same criteria described in i.a) to i.e and i.i), ii), iv), vi) and vii), for the business combination between Corpbanca Colombia and Helm.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

▪	As of the acquisition date, no contingent liabilities were determined.

▪
Since the acquisition date, HCS has contributed MCh$ 29 to net interest income, MCh$ 3,081 to net fees and commissions, MCh$ 3,111 to net operating income and MCh$ 901 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income of Banco Corpbanca Chile would have been MCh$ 457,716 and before tax profit for the period would have been MCh$ 232,600 (these amounts do not include the effects of the business combination with Helm and Subsidiaries). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

▪
The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

▪	The acquisition-related transaction costs, mainly legal fees and other external costs, were recognized by the parent company (Corpbanca Chile).

f)    Reconciliation of Book Value of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its book value may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its book value, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The following table reconciles the book value of goodwill at the beginning and end of the period:

* Goodwill Helm and Subsidiaries (MCh$ 189,622) + Goodwill Helm Corredores de Seguros (MCh$ 6,171). See Note 12 letter b).

(**) Corpbanca Colombia MCh$ 13,120 and Citrust MCh$ 335.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 13 -	INTANGIBLE ASSETS

a)	As of December 31, 2013 and December 31, 2012, this account is detailed as follows:

(1)
Integrated Banking System (IBS) is the Bank's central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)	Movements of intangible assets as of December 31, 2013 and 2012, are detailed as follows:

Opening net balance 2013	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (**)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	**5,368**	**10,960**	**12,074**	**452,255**	**1,025**	**481,682**
Acquisitions	19	7,691	15,119	343,974	436	**367,239**
Retirements	-	-	(135)	-	-	**(135)**
Amortization (Note 31)	(1,181)	(9,010)	(3,726)	(15,442)	(249)	**(29,608)**
Exchange differences	-		-	12,020	-	**12,020**
Other	11	(704)	-	-	(89)	**(782)**
Acquisition Colombia	-	6,506	-	-	-	**6,506**
Balances as of December 31, 2013	**4,217**	**15,443**	**23,332**	**792,807**	**1,123**	**836,922**

Opening net balance 2012	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (*)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012	**6,524**	**309**	**4,395**	-	**1,011**	**12,239**
Acquisitions	33	6,057	8,834	477,610	578	**493,112**
Retirements	-	-	-	-	-	-
Amortization (Note 28)	(1,175)	(2,958)	(1,476)	(5,089)	(202)	**(10,900)**
Exchange differences	-	-	-	(20,266)	-	**(20,266)**
Other	(14)	-	321	-	(362)	**(55)**
Acquisition Colombia	-	7,552	-	-	-	7,552
Balances as of December 31, 2012	**5,368**	**10,960**	**12,074**	**452,255**	**1,025**	**481,682**

(*) As of December 31, 2012, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 477,610, detailed as follows: Goodwill of MCh$ 205,076, license for MCh$ 57,263 (indefinite useful life) and other intangible assets of MCh$ 8,528 (useful life of 6 years) and customer relationships for MCh$ 191,903 (useful life of 22 years) arising from the purchase of Banco Corpbanca Colombia and goodwill of MCh$ 4,691 and customer relationships for MCh$ 10,149 (useful life of 38 years), arising from the purchase of Corpbanca Investment Trust Colombia S.A. (CITRUST).

(**) As of December 31, 2013, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 343,974, detailed as follows: Goodwill of MCh$189,622, customer relationships for MCh$133,039 and brands for MCh$13,345 (total of MCh$146,384) resulting from the purchase of Helm Bank and Subsidiaries. This also includes goodwill of MCh$ 6,171 and other intangible assets arising from the business combination of MCh$ 1,797 resulting from the purchase of Helm Corredores de Seguros. These business combinations are detailed further in Note 12 "Investments in Other Companies".

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)  As of December 31, 2013 and 2012, the Bank has made the following commitments to purchase intangible assets:

d)  Impairment

At each reporting date, Banco Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Corpbanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 14 -	PROPERTY, PLANT AND EQUIPMENT

a)	As of December 31, 2013 and 2012, this account is detailed as follows:

(1)
The useful life presented in the following tables is the residual useful life of the Bank's property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)  Movements of property, plant and equipment as of December 31, 2013 and 2012, respectively, are detailed as follows:

(*) Retirements include sales of branches during 2013, detailed as follows:

(**) The gain on the sales of branches is part of the amount reflected in Note 32 a).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)  As of December 31, 2013 and 2012, the Bank has operating lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

d)  As of December 31, 2013 and 2012, the Bank has finance lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

e)
As of December 31, 2013 and 2012, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 15 -	CURRENT AND DEFERRED INCOME TAXES

a)	Current taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws.  An income tax provision of MCh$45,158 was recognized as of December 31, 2013 (MCh$9,057 as of December 31, 2012), detailed as follows:

b)  Income tax expense

The Bank’s tax expense recorded for the years ended December 31, 2013 and 2012, is detailed as follows:

c)  Reconciliation of effective tax rate

The following table reconciles the income tax rate to the effective rate applied to determine the

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Bank’s income tax expense as of December 31, 2013 and 2012.

The nominal tax rates of the countries where consolidated subsidiaries are located are: Chile 20%, Colombia 34% and the United States 34%.

(*) This line contains the effects of the variation in the observed dollar that affects the valuation of the tax investment of companies in Colombia and the New York branch (loss of MCh$ 11,197 in 2013 and gain of MCh$ 7,048 in 2012).

(**) This line reflects the differences in tax rates in other jurisdictions, based on the Bank's consolidated results.

d)  Effect of deferred taxes on equity

Deferred taxes have been recognized with a charge or credit to equity during the years ended December 31, 2013 and 2012, and are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e)  Effect of deferred taxes

The effects of deferred taxes on the Bank's assets and liabilities accounts are detailed as follows:

(*)  This note incorporates the deferred tax balances of Corpbanca Colombia and its subsidiaries that, in the case of companies in Colombia, their cash flows are recognized in profit or loss on the date control is obtained (See Note 12 “Investments in Other Companies”, letter b “Business Combinations”).

f)	Effect of Joint Ruling 3,478 (SBIF) and 47 (Chilean Internal Revenue Service)

The information presented does not include the operations of entities that are consolidated in the financial statements nor lease transactions but only those of the taxpaying Bank as of December 31, 2013 and 2012.

Total book and tax basis assets must be reported, notwithstanding the fact that the operations are not related to each other or they do not correspond to what should be included in the columns of the past-due portfolio. The Company details these operations as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

A. Loans to customers as of 12.31.2013	Book Value of Assets MCh$	Tax Value of Assets		
		Total MCh$	Past-Due Loans with Guarantee MCh$	Past-Due Loans without Guarantee MCh$
Commercial loans	5,379,354	5,396,360	13,333	16,632
Mortgage loans	1,541,434	1,541,434	3,329	116
Consumer loans	514,551	514,551	451	1,285

B. Provisions for Past-Due Portfolio	Balance as of 01.01.2012 MCh$	Charge-offs Against Provisions MCh$	Provisions Established MCh$	Provisions Released MCh$	Balance as of 12.31.2013 MCh$
Commercial loans	15,717	12,146	28,532	15,471	16,632
Mortgage loans	157	2	228	267	116
Consumer loans	1,145	3,887	7,219	3,192	1,285

C. Direct charge-offs and recoveries	MCh$	D. Application of Art. 31, No. 4,	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	27,496	Charge-offs, paragraph 1	-
Relief that gave rise to release of provisions	-	Relief, paragraph 3	-
Recovery or renegotiation of charged-off loans	13,599		-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

A. Loans to customers as of 12.31.2012	Book Value of Assets MCh$	Tax Value of Assets		
		Total MCh$	Past-Due Loans with Guarantee MCh$	Past-Due Loans without Guarantee MCh$
Commercial loans	6,118,269	6,135,769	18,292	15,717
Mortgage loans	1,382,380	1,382,380	4,102	157
Consumer loans	470,197	470,197	720	1,145

B. Provisions for Past-Due Portfolio	Balance as of 01.01.2011 MCh$	Charge-offs Against Provisions MCh$	Provisions Established MCh$	Provisions Released MCh$	Balance as of 12.31.2012 MCh$
Commercial loans	19,411	6,932	15,140	11,902	15,717
Mortgage loans	265	98	685	695	157
Consumer loans	1,885	479	2,989	3,250	1,145

C. Direct charge-offs and recoveries	MCh$	D. Application of Art. 31, No. 4,	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	35,205	Charge-offs, paragraph 1	-
Relief that gave rise to release of provisions	-	Relief, paragraph 3	-
Recovery or renegotiation of charged-off loans	12,817		-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 16 -	OTHER ASSETS

a)	As of December 31, 2013 and 2012, other financial institutions are detailed as follows:

| | As of December 31, 2013 | As of December 31, 2012 |
| --- | --- | --- |
| | MCh$ | MCh$ |
| **Leased assets (5)** | **46,768** | **17,123** |
| **Assets awarded and recovered (6)** | **1,907** | **2,684** |
| Assets received in lieu of payment | 185 | 158 |
| Assets awarded in court-ordered public auction | 1,785 | 2,597 |
| Provisions for assets received in lieu of payment | (63) | (71) |
| **Other Assets** | **242,003** | **128,742** |
| Lease prepayments (1) | 19,067 | 20,715 |
| Accounts and notes receivable (2) | 101,087 | 49,397 |
| Prepaid expenses (3) | 20,952 | 14,105 |
| Projects in development (4) | 24,688 | 14,529 |
| Notes in clearance from banks without local offices | 1,213 | 1960 |
| Threshold effect guarantees (7) | 50,832 | 18,635 |
| Other | 24,164 | 9,401 |
| **Total** | **290,678** | **148,549** |

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 33, letter b) to these financial statements.)

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)	Property, plant and equipment to be given under finance lease.

(6)
Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank's regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2012) of the Bank's regulatory capital.

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.

b)	Movements in the provision for assets received or awarded in lieu of payment for the periods ended December 31, 2013 and 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 17 - DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of December 31, 2013 and 2012, other financial institutions are detailed as follows:

| | As of December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| | MCh$ | MCh$ |
| **a) Current accounts and other demand deposits** | | |
| Current accounts | 1,468,622 | 839,588 |
| Other demand deposits and accounts | 1,737,779 | 84,179 |
| Other demand balances payable | 53,128 | 38,096 |
| Payments in advance from customers | 138,312 | 114,144 |
| Other demand balances payable | 53,542 | 36,668 |
| **Total** | **3,451,383** | **1,112,675** |
| **b) Savings accounts and time deposits** | | |
| Time deposits | 7,273,216 | 7,248,774 |
| Past-due borrowings | - | - |
| Term savings accounts | 32,630 | 390,570 |
| Other term balances payable | 31,857 | 43,331 |
| **Total** | **7,337,703** | **7,682,675** |

The variations in the accounts between 2013 and 2012 are due mainly to the new Colombian operations consolidated as a result of the business combination in 2013 (Note 12), which are presented in more detail in the Segment Reporting section (Note 4).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 18 -	BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2013 and 2012, borrowings from financial institutions are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 19 - DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2013 and 2012, this account is detailed as follows:

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

**By Maturity**

| | As of December 31, 2013 | | |
|---|---|---|---|
| | Long-Term | Short-Term | Total |
| | MCh$ | MCh$ | MCh$ |
| Letters of credit | 98,859 | 19,630 | **118,489** |
| Senior bonds | 1,464,497 | 57,455 | **1,521,952** |
| Subordinated bonds | 774,116 | - | **774,116** |
| **Debt issued** | **2,337,472** | **77,085** | **2,414,557** |
| **Other financial obligations** | **7,317** | **9,490** | **16,807** |

| | As of December 31, 2012 | | |
|---|---|---|---|
| | Long-Term | Short-Term | Total |
| | MCh$ | MCh$ | MCh$ |
| Letters of credit | 128,766 | 18,922 | **147,688** |
| Senior bonds | 929,722 | 114,402 | **1,044,124** |
| Subordinated bonds | 694,792 | - | **694,792** |
| **Debt issued** | **1,753,280** | **133,324** | **1,886,604** |
| **Other financial obligations** | **10,161** | **7,959** | **18,120** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following tables provide further detail on each debt instrument as of December 31, 2013 and 2012:

a)	Letters of credit

b)	Senior bonds

| | As of December 31, | |
|---|---|---|
| | 2013 | 2012 |
| | MCh$ | MCh$ |
| BCOR-J0606 | 23,069 | 32,283 |
| BCOR-L0707 | 94,336 | 92,575 |
| BCOR-M1207 | - | 114,175 |
| BCOR-R0110 | 121,828 | 119,781 |
| BCORAI0710 | 111,246 | 108,325 |
| BCORAD0710 | 47,066 | 46,213 |
| Bonos-Q0110 | 113,310 | 112,565 |
| BCOR-O0110 | 22,966 | 22,839 |
| BCOR-P0110 | 23,917 | 23,957 |
| BCORAE0710 | 236,526 | 231,011 |
| BCORAF0710 | 143,288 | 140,400 |
| BCORUSDD0118 | 382,465 | - |
| Bonos Financieros Tasa fija | 3,333 | - |
| Bonos Financieros UVR | 14,210 | - |
| Bonos Financieros DTF | 471 | - |
| Bonos Financieros IBR | 24,293 | - |
| Bonos Financieros IPC | 159,628 | - |
| **Total senior bonds** | **1,521,952** | **1,044,124** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Senior bond maturities are detailed as follows:

c)	Subordinated bonds

| | | As of December 31, | |
|---|---|---|---|
| | | 2013 | 2012 |
| | | MCh$ | MCh$ |
| Series UCOR-Y1197 | | 8,076 | 8,502 |
| Series UCOR-Z1197 | | 18,785 | 19,771 |
| Series UCOR-V0808 | | 124,174 | 121,606 |
| Series UCOR AA-0809 | | 113,915 | 111,700 |
| Serie UCOR BN0710 | | 71,015 | 69,546 |
| Serie UCOR BI0710 | | 27,817 | 27,271 |
| Serie UCOR BL0710 | | 96,646 | 94,740 |
| Serie UCORBF0710 | | 11,435 | 11,190 |
| Serie UCORBJ0710 | | 122,899 | 120,235 |
| Serie UCORBP0710 | | 33,379 | 32,670 |
| Serie A | (*) | 1,923 | 1,913 |
| Serie B | (*) | 75,070 | 75,648 |
| Serie AS10 | (*) | 28,694 | - |
| Serie AS15 | (*) | 40,288 | - |
| **Total subordinated bonds** | | **774,116** | **694,792** |

(*) Applies to debt instruments issued by Bank Corpbanca Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Subordinated bond maturities are detailed as follows:

d)	Other financial obligations

**Other Financial Obligations**

| | As of December 31, | |
|---|---|---|
| | 2013 | 2012 |
| | MCh$ | MCh$ |
| Expiring within 1 year | 1,263 | 2,027 |
| Expiring between 1 and 2 years | 552 | 363 |
| Expiring between 2 and 3 years | 125 | 841 |
| Expiring between 3 and 4 years | 386 | 466 |
| Expiring between 4 and 5 years | 734 | 522 |
| Expiring in more than 5 years | 5,520 | 7,969 |
| **Total long-term financial obligations** | **8,580** | **12,188** |
| **Short-term obligations:** | | |
| Amounts due to credit card operators | 8,227 | 5,932 |
| Other | - | - |
| **Total short-term financial obligations** | **8,227** | **5,932** |
| **Total other financial obligations** | **16,807** | **18,120** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 20 -	PROVISIONS

As of December 31, 2013 and 2012, the Bank has recorded the following movements in provisions:

a)	Provisions for contingent loans

Provisions established as of December 31, 2013 and 2012 for contingent loans are detailed as follows:

b)	Other provisions

The following provisions are recorded in liabilities as of December 31, 2013 and 2012:

(*) As of December 31, 2013 and 2012, this includes additional provisions of MCh$ 4,000.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)	The following table details the movements in provisions during 2013 and 2012:

PROVISIONS FOR				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	62,787	60,040	7,213	9,810	**139,850**
Provisions established	56,194	77,547	7,060	2,755	**143,556**
Provisions released	(51,769)	(60,040)	(6,514)	(1,275)	**(119,598)**
Acquisition Helm	11,231	-	5,661	493	**17,385**
Other movements	2,358	-	75	3,580	**6,013**
Balances as of December 31, 2013	**80,801**	**77,547**	**13,495**	**15,363**	**187,206**

	PROVISIONS FOR				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012	4,801	36,855	4,834	7,750	**54,240**
Provisions established	20,527	60,040	3,802	6,207	**90,576**
Provisions released	(9,655)	(36,855)	(2,994)	(8,469)	**(57,973)**
Acquisition of Banco Corpbanca Colombia	47,114	-	1,571	4,599	**53,284**
Other movements	-	-	-	(277)	**(277)**
Balances as of December 31, 2012	**62,787**	**60,040**	**7,213**	**9,810**	**139,850**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

d)	Provisions for employee benefits and compensation

e)	Staff severance indemnity

(*) Actuarial gains and losses are due primarily to the increase in the discount rate (6.75% in 2013 vs 6.50% in 2012) and the decrease in the growth assumption for pensions in the course of payment (3.0% in 2013 vs 3.5% in 2012).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 21 -	OTHER LIABILITIES

As of December 31, 2013 and 2012, other financial institutions are detailed as follows:

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

(3)	Accounts payable for the Helm TOB (see detail in letter e) Note 12 "Investments in Other Companies and Note 38 "Subsequent Events".

(4)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 22 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES
a)	Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b)	Pending Litigation

b.1) Corpbanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2013, it has recorded provisions of MCh$ 239 (MCh$ 133 as of December 31, 2012).

b.2) Corpbanca Corredores de Bolsa S.A.

As of December 31, 2013, the following legal situations are in process:

•
As of December 31, 2013, the company has conducted out-of-court collections procedures that did not result as expected. Consequently, it initiated court collections proceedings that, according to the Legal Services Division, could result in a loss for the Bank in the event that the amounts owed by customers are not recovered. As a result, the company has fully provisioned the amount of MCh$ 237 in its financial statements.

•
Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which Corpbanca Corredores de Bolsa S.A. is not party, the court seized (in the Company's opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now Corpbanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3) Corpbanca Administradora General de Fondos

•
On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against Corpbanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. The lawsuit is currently in the response stage.

•
On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against Corpbanca Administradora General de Fondos S.A. filed with the 9th Civil Court of Santiago, Case No. C-9302-2013, seeking annulment of contracts due to an alleged error in the type of investment made, return of funds invested totaling MCh$513 and compensation for damages of MCh$150.  The lawsuit is in the response stage.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b.4) Banco Corpbanca Colombia S.A.

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2013, it has recorded provisions of MCh$ 2,209 (MCh$ 289 as of December 31, 2012).

b.5)  Helm Bank S.A.

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2013, it has recorded provisions of MCh$ 3,642 (MCh$ 3,631 as of December 31, 2012).

b.6) Other Companies Included in Consolidation

As of December 31, 2013 and 2012, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank: .

• Corpbanca Asesorías Financieras S.A.
• Corpbanca Corredores de Seguros S.A.
• CorpLegal S.A.
• Corpbanca Agencia de Valores S.A.
• Corpbanca New York Branch.
• SMU CORP S.A.
• Corpbanca Investment Trust Colombia S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)	Contingent loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

d)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The subsidiary Corpbanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The subsidiary Corpbanca Agencia de Valores S.A. presents the following information regarding securities in custody:

These two subsidiaries provide custody services in accordance with SVS Ruling No. 1962 of January 19, 2010, segmenting custody services to unrelated third parties and related parties as follows: a) Custody not subject to management, b) Portfolio management and c) Voluntary pension savings (APV) management. Amounts are also segmented into domestic and foreign as well as by type of instrument: Variable Income Instruments (IRV), Fixed Income Instruments (IRF), Financial Brokerage Instruments (IIF) and others, including the percentage maintained in the Central Securities Deposit (DCV).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e)	Guarantees Granted

e.1) Corpbanca

Assets provided as guarantees:

e.2) Corpbanca Corredores de Bolsa S.A.

Direct Commitments. As of December 31, 2013 and 2012, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.  As of December 31, 2013 and 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of December 31, 2013 and 2012, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2014, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the depositary and custody institution.

On September 29, 2012, an employee dishonesty insurance policy with US$ 10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended.   The new policy matured September 29, 2013 and its direct beneficiary was Corpbanca Corredores de Bolsa S.A. On September 29, 2013, this policy was extended for 30 days until October 29, 2013.

On October 29, 2013, an employee dishonesty insurance policy with US$ 10,000,000 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Company has shares in the stock exchanges to guarantee simultaneous operations for a total of MCh$ 10,887 (MCh$ 17,646 in December 2012), which was complemented in December 2012 with MCh$ 501 in fixed income instruments.

It has established guarantees for US$ 100,000 equivalent to MCh$ 53 and US$ 30,137.69 equivalent to MCh$ 16 (US$ 100,000 equivalent to MCh$ 48 and US$ 30,137.69 equivalent to MCh$ 14 in December 2012) to guarantee transactions with foreign traders.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$ 2,766 and MCh$ 1,378, respectively, in December 2013 (MCh$ 5,047 and MCh$ 0 in December 2012).

e.3) Corpbanca Agencia de Valores

Direct Commitments. As of December 31, 2013 and 2012, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations  As of December 31, 2013 and 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of December 31, 2013 and 2012, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with article 30 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing December 01, 2014 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Corpbanca as the depositary and custody institution.

On September 1, 2011, the Company established an additional guarantee of UF 24,000 maturing June 30, 2012 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Corpbanca as the depositary and custody institution.  In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, giving a total of UF 39,000.  On June 30, 2012, the Company renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating Corpbanca as the depositary and custody institution. On June 30, 2013, the additional policy was renewed with Mapfre Seguros Generales S.A., reducing the amount insured to UF 26,000 maturing June 30, 2014.

e.4) Other Companies Included in Consolidation

As of December 31, 2013 and 2012, the following companies have not granted any guarantees that must be disclosed in these financial statements:.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

• Corpbanca Administradora General de Fondos S.A.
• Corpbanca Asesorías Financieras S.A.
• Corpbanca Corredores de Seguros S.A.
• CorpLegal S.A.
• Corpbanca New York Branch.
• SMU CORP S.A.
• Banco Corpbanca Colombia and Subsidiaries.
• Corpbanca Investment Trust Colombia S.A.
· Helm Bank and Subsidiaries

f) Other Obligations

f.1) Corpbanca

•
The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service.  As of December 31, 2013 and 2012, the Bank has not transferred any customs duties obligations to its customers.

As of December 31, 2013, lease agreements for assets that have not been delivered amount to MCh$ 99,663 (MCh$ 87,806 in December 2012).

f.2) Corpbanca Corredores de Seguros

▪
In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company has contracted the following policies through Consorcio Nacional de Seguros S.A.:

2013

Effective date April 15, 2013 and expiration April 14, 2014:

f.3) Corpbanca Administradora General de Fondos S.A

•
On October 29, 2013, Corpbanca Administradora General de Fondos S.A.  purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee dishonesty, expiring October 29, 2014. The policy provides coverage of US$ 5,000,000 per claim and an annual aggregate of US$ 10,000,000.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•
On September 27, 2013, Corpbanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Chubb de Chile Compañía de Seguros Generales S.A., until October 29, 2013.

•
On January 25, 2013, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario I to be exclusively used in accordance with articles 226 and 227 of Law 18,045.

The guarantee is for UF 10,000.0000 equivalent in pesos to MCh$ 228 and it expires on January 10, 2014.

•
On January 24, 2013, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario II to be exclusively used in accordance with articles 226 and 227 of Law 18,045.

 The guarantee is for UF 10,000.0000 equivalent in pesos to MCh$ 228 and it expires on January 10, 2014.

•
On October 9, 2012, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee from Banco Santander to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring March 31, 2016. The amount of the guarantee is UF 15,000.0000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

•
On September 29, 2012, Corpbanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Chubb de Chile Compañía de Seguros Generales S.A., maturing September 29, 2013.   The amount of the policy is US$ 10,000,000.

f.4) Other Companies Included in Consolidation

As of December 31, 2013 and 2012, the following companies have no other obligations that must be disclosed in these financial statements: .

• Corpbanca Corredores de Bolsa S.A.
• Corpbanca Asesorías Financieras S.A.
• CorpLegal S.A.
• Corpbanca New York Branch.
• SMU CORP S.A.
• Banco Corpbanca Colombia and Subsidiaries.
• Corpbanca Investment Trust Colombia S.A.
• Helm Bank and Subsidiaries

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

g) Sanctions

g1 Corpbanca Corredores de Bolsa S.A.

During the years ended December 31, 2013 and 2012, the Company and/or its Chief Executive Officer received the following sanctions:

a. The Company and CEO were sanctioned by the SVS through Exempt Ruling 352 of September 10, 2012, for violating NCG 12; Ruling1,819 second paragraph, number 2; the Manual of Rights and Obligations of Stock Brokers of the Santiago Stock Exchange, Ruling1,920 of 2009 and Internal Communication 10,659 of the Santiago Stock Exchange, mainly for not maintaining up to date customer records, not having copies of the national ID cards for some customers, having incomplete contracts and other matters. No court or administrative recourse was filed against this sanctioning Ruling.

b. The Company was sanctioned by the SVS through Exempt Ruling 461 of December 14, 2012, which was notified on December 20, 2012, for violating the provisions of the first paragraph of article 33 of the Securities Market Law in relation to article 188 of the Santiago Stock Exchange Regulations, for not having a customer's consent to annul a stock purchase on the Santiago Stock Exchange for Ch$4,450,750. No court or administrative recourse was filed against this sanctioning Ruling.

c. The Company received a warning from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated December 17, 2012 and notified on December 19, 2012, in case number 58/12 brought by Alejandro Hernández Ureta for a two day delay in refunding a balance in favor of the customer of MCh$1. No court or administrative recourse was filed against this sanctioning Ruling.

d.       The Company received a sanction from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013 and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of Corpbanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this sanctioning Ruling and the fine was paid.

CCLV Sanctions as of December 31, 2013:

On December 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On December 3, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

On November 29, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 11, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 4, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 1, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On May 24, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On April 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On March 14, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 27, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 4, 2013, the Company was fined 21.54 UF by the CCLV for hedge of net seller positions during the verification period.

On January 28, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On January 9, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

CCLV Sanctions as of December 31, 2012:

On November 27, 2012, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On November 14, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On October 1, 2012, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 19, 2012, the Company was fined 15.48 UF by the CCLV for hedge of net seller positions during the verification period.

On February 22, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On January 11, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

During the same period, its Directors have not been sanctioned by any regulator.

g2  Corpbanca Administradora General de Fondos S.A

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at Corpbanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and release of the seizure will soon be requested.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 23 -  EQUITY

a.   Movements in capital accounts and reserves (attributable to Bank shareholders)

As of December 31, 2013 and 2012, the Bank’s paid capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

i.	Purchases and Sales of Bank Shares

As of December 31, 2013 and 2012, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2013

In an Extraordinary Meeting of the Board of Directors (January 15, 2013), the Board made the following agreements related to the Extraordinary Shareholders’ Meeting of Corpbanca held November 6, 2012:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•
To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•	In the preferential offer process, 100% of the shares offered were subscribed for a total of MCh$291,16811. This amount consists of MCh$ 143,325 in capital and MCh$ 147,843 in reserves.

2012

•
In an Extraordinary General Shareholders’ Meeting (hereinafter EGSM) held April 10, shareholders agreed to the following: a) To render null and void the unplaced portion of the capital increase (agreed by shareholders on January 27, 2011), reducing the Bank's capital to 250,358,194,234 common shares and b) To increase the Bank's share capital of MCh$507,108, divided into 250,358,194,234 fully subscribed and paid common shares, by issuing 48,000,000,000 new common shares with no par value.

•
 At an Extraordinary Meeting of the Board of Directors (May 10), in exercising the authority delegated to it at the EGSM (April 10), the Board agreed to set the price of each of the 43,000,000,000 common shares, with no par value, to be preferentially offered to shareholders at $6.25, initiating the preferential option period on May 11.

•
 As of May 22, charged to the capital increase referred to above, 15,633,600,000 shares have been subscribed and paid, corresponding to MCh$ 97,712, which is approximately equivalent to MUS$ 200 (MUS$ 100 by Grupo Santo Domingo and MUS$ 100 by related companies of the Corp Group, the controller of Corpbanca). Corpbanca’s controller informed the Bank that within 12 days of that date and once the corresponding authorizations have been issued by the respective regulators, it will subscribe and pay for additional shares equivalent to approximately MUS$148.

•
At an EGSM held November 6, 2012, the following was agreed: a) To render null and void the unplaced portion of the capital increase agreed at the aforementioned EGSM on April 10), reducing the Bank's capital to 293,358,194,234 common shares, b) To increase the Bank's share capital of Ch$638,234,417,559, divided into 293,358,194,234 fully subscribed and paid common shares, by issuing 47,000,000,000 new common shares with no par value.

•	In short, during 2012, a total of MCh$ 267,538 was paid for 43,000,000,000 shares.

i.	Profit Distribution

2013

•
Regarding 2012 profit, at the EGSM held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

__________________________________
11 Information shown in Statement of Cash Flows and Statement of Changes in Equity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

2012

•	Regarding 2011 profit, at the EGSM held on February 28, 2012, shareholders agreed to distribute MCh$ 122,849 in earnings, representing 100% of profit for the year.

Main Shareholders

For the periods ended December 31, 2013 and 2012, the Bank's main shareholders were:

| | Common Shares 2013 | | |
|---|---|---|---|
| | No. of Shares | % Ownership Interest | |
| Corp Group Banking S.A. | 154,043,852,909 | 45.25933% | (*) |
| Banco Santander por cuenta de Inv. Extranjeros | 25,377,118,381 | 7.45600% | |
| Banco Itaú por cuenta de Inversionistas | 18,653,411,916 | 5.48052% | |
| Banco de Chile por cuenta de Terceros no Residentes | 18,024,857,961 | 5.29585% | |
| Compañía Inmobiliaria y de Inversiones SAGA Limitada | 18,597,285,842 | 5.46403% | (1) (*) |
| Deutsche Bank Trust Company Americas (ADRS[1]) | 10,139,985,500 | 2.97921% | |
| Moneda S.A. AFI para Pionero Fondo de Inversión | 9,974,800,000 | 2.93068% | |
| Sierra Nevada Investments Chile Dos Ltda. | 9,817,092,180 | 2.88434% | |
| Cía. de Seguros Corpvida S.A. | 7,193,390,867 | 2.11348% | |
| Corpbanca Corredores de Bolsa S.A. on behalf of third parties | 4,953,736,229 | 1.45545% | |
| Inv. Las Nieves S.A. | 3,790,725,224 | 1.11375% | |
| Santander S.A. C de B | 3,440,910,083 | 1.01097% | |
| Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A. | 3,389,025,493 | 0.99572% | |
| Bolsa de Comercio de Santiago Bolsa de Valores | 2,967,790,771 | 0.87196% | |
| Compañía de Seguros Corpseguros S.A. | 2,928,659,561 | 0.86046% | |
| BTG Pactual Chile S.A. C de B | 2,829,206,389 | 0.83124% | |
| Inversiones Tauro Limtada | 2,822,883,095 | 0.82939% | |
| SN Holding S.A. | 2,713,342,266 | 0.79720% | |
| Inmob. E Inversiones Boquiñeni Ltda. | 2,353,758,526 | 0.69155% | |
| R CC Fondo de Inversión Privado | 2,221,303,931 | 0.65264% | (*) |
| Other shareholders | 34,125,057,110 | 10.02622% | |
| Total | **340,358,194,234** | **100.00000%** | |

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the Saieh Group has a 51.3760% interest in Corpbanca and Subsidiaries.

____________________________
1 American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on stock markets in the United States.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(1) Includes 500,000,000 shares in custody that are owned by Corp Group Banking S.A.

(2) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 730,400,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(3) With the shares in custody described in (1) and (2) above, Corp Group Banking S.A. has a 45.86786% interest while Compañía Inmobiliaria y de Inversiones SAGA Limitada has a 7.79343% interest.

(4) This includes other related companies from the Saieh Group with a 0.27044% interest.

(*) In short, the Saieh Group has a 60.90565% interest in Corpbanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following tables present movements in equity and income taxes for the periods ended December 31, 2013 and 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e.  Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

•
Dilutive effect. Since Corpbanca Chile did not participate in the capital increase of Corpbanca Colombia in the same proportion, the controlling and non-controlling interests changed, producing a dilution by the majority shareholder as a result of not participating in the capital increase for the original percentage, decreasing its interest from 91.9314% to 66.3877% of the shares. However, because the economic value was greater than the book value, it caused an increase because of the dilutive effect reflected in reserves in these financial statements.

•
Movements generated by non-controlling interest. Corpbanca decided to value non-controlling interest at fair value (see letter b) number iii) number 5 of Note 12). To do so, each movement of assets and liabilities created at the time of purchase will move in proportion to the non-controlling interest.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 24 -  INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes income and expenses for interest and indexation that is shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Period as this recognition was suspended on an accrual basis.

a.   As of December 31, 2013 and 2012, interest and indexation income is detailed as follows:

For the years 2013 and 2012, "interest earned" in the Statement of Cash Flows includes credits for net interest of hedge adjustments (MCh$1,007,819 and MCh$762,992, respectively).

b.  Suspended interest and indexation correspond to transactions that are more than 90 days past due. They are recorded in memorandum accounts (off balance sheet) until they are effectively received. As of December 31, 2013 and 2012, interest and indexation expenses are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| | Interest | Indexation | Total | Interest | Indexation | Total |
| | M Ch$ | M Ch$ | M Ch$ | M Ch$ | M Ch$ | M Ch$ |
| Commercial loans | 9,376 | 996 | **10,372** | 6,568 | 1,009 | **7,577** |
| Mortgage loans | 1,564 | 836 | **2,400** | 1,810 | 1,520 | **3,330** |
| Consumer loans | 2,751 | - | **2,751** | 1,246 | 1 | **1,247** |
| Investment securities | - | - | - | - | - | - |
| **Total** | **13,691** | **1,832** | **15,523** | **9,624** | **2,530** | **12,154** |

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| | Interest | Indexation | Total | Interest | Indexation | Total |
| | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| Demand deposits | (33,195) | (224) | **(33,419)** | (1,935) | (94) | **(2,029)** |
| Repurchase agreements | (14,569) | (167) | **(14,736)** | (15,697) | (54) | **(15,751)** |
| Savings accounts and time deposits | (352,167) | (9,476) | **(361,643)** | (346,776) | (12,865) | **(359,641)** |
| Borrowings from financial institutions | (15,987) | - | **(15,987)** | (14,771) | - | **(14,771)** |
| Debt issued | (95,368) | (32,843) | **(128,211)** | (70,095) | (38,460) | **(108,555)** |
| Other financial obligations | (334) | (805) | **(1,139)** | (1,073) | (264) | **(1,337)** |
| Other interest or indexation expense | (379) | (857) | **(1,236)** | (24) | (1,504) | **(1,528)** |
| Gain (loss) from accounting hedges | 6,955 | - | **6,955** | (2,504) | - | **(2,504)** |
| **Total interest or indexation expense** | **(505,044)** | **(44,372)** | **(549,416)** | **(452,875)** | **(53,241)** | **(506,116)** |

For the years 2013 and 2012, "interest paid" in the Statement of Cash Flows includes charges for net interest of hedge adjustments (MCh$556,371 and MCh$503,612, respectively).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 25 -  INCOME AND EXPENSES FROM FEES AND COMMISSIONS

a) This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

	As of December 31,	
	2013	2012
	MCh$	MCh$
Fee and commission income		
Lines of credit and overdrafts	13,393	12,384
Guarantees and letters of credit	9,826	7,915
Credit card services	25,591	16,479
Account management	8,959	7,116
Collections, billing and payments	30,127	20,591
Securities brokerage and management	6,281	4,083
Mutual funds and other investments	14,522	9,220
Insurance brokerage	13,615	9,024
Financial consulting fees	11,725	11,245
Other fees for services provided	9,397	6,153
Other commissions earned	1,341	968
Total Fees and Commission Income	**144,777**	**105,178**

b) This account includes expenses for commissions accrued during the period, mainly for:

	2013	2012
Fee and commission expenses		
Credit card transactions	(12,367)	(9,089)
Securities transactions	(3,588)	(2,480)
Other commissions paid	(2,599)	(202)
Commissions paid through Chilean clearing house (ACC)	(3,779)	(2,914)
Foreign trade transactions	(415)	(377)
Expenses from refunded commissions	(15)	(20)
CorpPuntos loyalty program	(824)	(1,133)
CorpPuntos loyalty program benefits	(1,191)	(1,195)
Loans services to customers	(1,409)	(1,365)
Fees for payroll deduction agreements	(613)	(759)
Total Fee and Commission Expenses	**(26,800)**	**(19,534)**

Commissions earned for transactions with letters of credit are presented in the Statement of Income within "interest and indexation income".

(*) Automated clearing house.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
NOTE 26 -  NET GAIN FROM TRADING AND BROKERAGE ACTIVITIES

The net gain (loss) from trading and brokerage activities contained in the Statement of Income consists of the following concepts:

NOTE 27 -  NET FOREIGN EXCHANGE INCOME

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange income is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 28 -  CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the periods ended December 31, 2013 and 2012, are detailed as follows:

(*) Consolidated Statement of Cash Flows, December 2013 for MCh$ 118,841 and 2012 for MCh$ 65,741.

In management's opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 29 -  PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended December 31, 2013 and 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 30 -  ADMINISTRATIVE EXPENSES

As of December 31, 2013 and 2012, administrative expenses are detailed as follows:

(*) This amount corresponds primarily to taxes other than income taxes that affect Corpbanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others."

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 31 -  DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)    Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended December 31, 2013 and 2012, are detailed as follows:

| | Balances as of December 31 | |
|---|---|---|
| | 2013 | 2012 |
| | MCh$ | MCh$ |
| **Depreciation and amortization** | | |
| Depreciation of property, plant and equipment (Note 14) | (12,680) | (7,192) |
| Amortization of intangible assets (Note 13) | (29,608) | (10,900) |
| **Balances as of December 31** | **(42,288)** | **(18,092)** |

## b) Impairment:

| | Balances as of December 31 | |
|---|---|---|
| | 2013 | 2012 |
| | MCh$ | MCh$ |
| Impairment of financial assets available for sale | - | - |
| Impairment of financial assets held to maturity | - | - |
| **Subtotal of financial assets (A)** | | |
| Impairment of property, plant and equipment | - | - |
| Impairment of goodwill and intangible assets | | |
| **Subtotal of nonfinancial assets (B)** | - | - |
| **Total** | - | - |

At each reporting date, Banco Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

A)  Financial assets

As of each reporting date, Corpbanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows, such as adverse changes in the status of past due payments or in the economic conditions related to such non-compliance.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Corpbanca and subsidiaries performed impairment tests on these assets, concluding that there is no indication of impairment as of the date of these financial statements.

B) Non-financial assets

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
External sources of information:

(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.
(b) adverse conditions in the technological, market, economic or legal environment.
(c) increase in interest rates.
(d) market value of equity lower than carrying amount.

Internal sources of information:

(a) evidence of obsolescence of physical damage of an asset.
(b) Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.
(c) decrease or expected decrease in an asset's performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.
Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset's revised carrying amount, less its potential residual value, systematically over the remaining useful life.
If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset's revised carrying amount to its tax basis in accordance with IAS 12.

Impairment testing of goodwill and intangible assets with indefinite useful lives

For impairment testing purposes, goodwill acquired in a business combination (see Note 12 "Investments in Other Companies") and intangible assets with indefinite useful lives (see Note 13 "Intangible Assets") are allocated to the cash generating units in Colombia, which is also a reporting segment (see Note 4 "Segment Reporting).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following table details the unamortizable assets for 2013 and 2012:

	Balances as of December 31
	2013	2012
	MCh$	MCh$

Brands	11,603	1,355
Licenses	50,567	54,885
Database	500	493
Goodwill	411,992	201,085
Total	474,662	257,818

The Group has conducted impairment testing on a yearly basis as of December 31, 2013. Upon evaluating whether indications of impairment exist, the Group considers main factors such as the relationship between its market capitalization and the carrying amount of its equity. As of December 31, 2013, the Group's market capitalization is greater than the carrying amount of its equity (Price/BV around 2.3 times).

The growth of income and, therefore, profit by the Colombia Segment is based on three main principles. The first is that the industry in general is experiencing sustained growth in loan portfolios, backed by positive macroeconomic perspectives and opportunity for growth in the Colombian banking industry. The second is that Corpbanca's market share is expected to report sustained growth in upcoming years, rising from 2.8% in 2013 to close to 7% by 2019 (significant increase due to merger plans with Helm Bank and Subsidiaries). Lastly, the entity posts sound solvency figures, which gives it room for reinvestment and, consequently, improved conditions for growth.

The recoverable amount of the cash generating unit of the Colombia Segment has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company's equity, using cash flow projections derived from financial assumptions approved by upper management, and that covers a period of seven years of explicit projection (until 2019), a perpetual time horizon and approximate growth in profits of 5% in perpetuity (beginning in 2019).

Management considers this growth rate to be justified by the acquisition of new subsidiaries in Colombia that enable it to attain greater market share and other potentialities explained in Note 12 to these financial statements. The discount rate for equity applied to the cash flow projections was 12.4%, used also to extrapolate the cash flows that go beyond period 5.

As a result of this analysis, upper management has not identified impairment for this unit.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
Key assumptions used in calculating the recoverable amount

a.  Projection period and perpetuity.

▪ Cash flow projections correspond to 7 years (2013-2019) after which a present value is calculated for cash flows in perpetuity by normalizing cash flows until 2021. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

▪ The growth rate of cash flows in perpetuity is approximately 5% nominal. Projected inflation for Colombia is around 3%.

b.  Loans and deposits.

▪ Loans were projected considering that 100 basis points of market share are earned until 2019 and the deposit portfolio was projected as a temporary balance account for the projected balance sheet.

c.  Income

▪ Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans.

d.  Costs.

▪ Cost projections are determined primarily by average balances of time and demand deposits.

e.  Discount rate.

▪ In order to estimate the discount rate (Ke) and the weighted average cost of capital, the capital asset pricing model was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

▪ The risk-free rate corresponds to U.S. treasury bonds, specifically US GT 30 and GOVT.

▪ The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company's specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies  whose main activities are similar. The betas of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were "unlevered", based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

▪ A tax rate of 34% was used for the first three years and after that a rate of 33%, as set by the Colombian government. This tax is applied on net operating income (loss).

▪ Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate.

f.  Dividend payments.

▪ Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency did not go below 10% for projected cash flows and 11% in perpetuity.

Sensitivity to changes in key assumptions used

In determining the recoverable amount of the cash generating unit analyzed, upper management believes that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed its recoverable amount.

Valuation of intangible assets with indefinite useful lives

Licenses.

The "with or without" methodology was used for the valuation, which reflects the difference between the values of the company based on the time it would take to obtain the intangible asset and, therefore, begin to receive cash flows. The key assumptions are detailed as follows:

a.	Period of time to obtain the license. A period of 18 months was defined as the time necessary to obtain a banking license and, therefore, begin to generate cash flows.

b.	Cash flows. The same flows used for the equity valuation model were used (i.e. dividend discount).

c.	Discount rate: The cash flows were discounted at the same rate used in the equity valuation model described above.

Brands12.

The relief from royalty method was used, which considers the income attributable to the brands of Corpbanca Colombia. It also considers a royalty equivalent to the percentage of income produced by the brands and the result of this cash flow is discounted to equity cost. The key assumptions are detailed as follows:

a.	Evolution of contribution margin. The assumptions that govern the evolution of income and costs are the same used in the valuation of Corpbanca's economic equity.

______________________________
12 The values of some brands are still being determined, in accordance with the measurement period established by IFRS 3 "Business Combination" for transactions carried out during 2013, described in Note 12.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b.	Tax Relief-From-Royalty. The royalty rate used is approximately 0.33%. The same tax rate described above is used.

c.
Marketing expenses. This uses the assumption that for the brand to continue to generate cash flows, marketing expenses must be incurred, specifically around 22% of results after the effects of the post-tax royalties.

d.	Cash flow discount rate: The same discount rates were used as in the valuation model for equity and perpetuity.

Databases.

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 32 -  OTHER OPERATING INCOME AND EXPENSES

•	Other operating income

Other operating income is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•	Other operating expenses

In 2013 and 2012, the Bank recorded the following other operating expenses:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 33 -  RELATED PARTY TRANSACTIONS13

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company's management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company's by-laws or are justifiably identified by the directors' committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

_______________________________
13 The variations in the information presented in 2013 with respect to 2012 are due to new consolidated information incorporated from Colombia (Note 12) as well as provisions contained in SBIF Ruling 3,561 (Note 1, letter qq) New Accounting Pronouncements).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

a.  Loans to Related Parties

As of December 31, 2013 and 2012, loans to related parties are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b.  Other Related Party Transactions

For the periods ended December 31, 2013 and 2012, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

    c.    Donations

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

e.  Income (loss) on transactions with related parties

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

f.  Related party contracts

]

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

g.  Payments to board of directors and key management personnel

Compensation received by directors and key management personnel is categorized as follows:

2013

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 7, 2013, the Directors of Corpbanca received a total of MCh$460 in compensation for the year.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$ 726.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2013, amounted to MCh$16,627.

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

2012

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on February 2, 2012, the Directors of Corpbanca received a total of MCh$552 in compensation for the year.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of Ch$ 237 million.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2012, amounted to MCh$16,033.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

h.  Composition of key personnel

As of December 31, 2013 and 2012, the Bank's key management personnel is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 34 -  FAIR VALUE ASSETS AND LIABILITIES

 This disclosure was prepared based on the guidelines in Chapter 7-12 "Fair Value of Financial Instruments" from the SBIF and IFRS 13 "Fair Value Measurements", with SBIF regulations taking precedence. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2013 period). The disclosure requirements do not need to be applied to comparative information provided for periods before initial application. (However, in some cases it is presented for 2012 only to provide additional information to financial statement users, although it is not comparable to the criteria applied in 2013.)

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal3 or most advantageous4 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.
They are independent of each other, i.e. they are not related parties as defined in IAS 24 "Related Party Disclosures", although the price in a related party transaction may be used as an input to a fair value measurement if the entity  has evidence that the transaction was entered into at market terms.

b.
They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

______________________________
14 The market with the greatest volume and level of activity for the asset or liability.
15 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.
A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.
An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a.
Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

c.
Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value).  The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.
The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

1.1 Determining fair value
The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of year-end 2013 and 2012, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

| | Note | As of December 31, | | | |
|---|---|---|---|---|---|
| | | 2013 | | 2012 | |
| | | Book Value | Estimated Fair Value | Book Value | Estimated Fair Value |
| | | MCh$ | MCh$ | MCh$ | MCh$ |
| **ASSETS** | | | | | |
| Cash and due from banks | 5 | 911,088 | 911,088 | 520,228 | 520,228 |
| Transactions in the course of collection | 5 | 112,755 | 112,755 | 123,777 | 123,777 |
| Trading securities | 6 | 431,683 | 431,683 | 159,898 | 159,898 |
| Receivables from repurchase agreements and securitie | 7 | 201,665 | 201,665 | 21,313 | 21,313 |
| Derivative instruments | 8 | 376,280 | 376,280 | 268,027 | 268,027 |
| Loans and advances to banks | 9 | 217,944 | 217,944 | 482,371 | 482,371 |
| Loans to customers | 10 | 12,777,784 | 12,691,109 | 9,993,890 | 10,033,332 |
| Financial assets available for sale | 11 | 889,087 | 889,087 | 1,112,435 | 1,112,435 |
| Financial assets held to maturity | 11 | 237,522 | 231,880 | 104,977 | 101,941 |
| **LIABILITIES** | | | | | |
| Current accounts and other demand deposits | 17 | 3,451,383 | 3,451,383 | 1,112,675 | 1,112,675 |
| Transactions in the course of payment | 5 | 57,352 | 57,352 | 68,883 | 68,883 |
| Payables from repurchase agreements and securities l | 7 | 342,445 | 342,445 | 257,721 | 257,721 |
| Savings accounts and time deposits | 17 | 7,337,703 | 7,320,494 | 7,682,675 | 7,669,588 |
| Derivative instruments | 8 | 281,583 | 281,583 | 193,844 | 193,844 |
| Borrowings from financial institutions | 18 | 1,273,840 | 1,295,807 | 969,521 | 967,380 |
| Debt issued | 19 | 2,414,557 | 2,388,752 | 1,886,604 | 1,899,283 |
| Other financial obligations | 19 | 16,807 | 16,807 | 18,120 | 18,120 |

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

1.1.1. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES ONLY FOR DISCLOSURE PURPOSES (NON-RECURRING)

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and due from banks

•	Transactions in the course of payment

•	Receivables from repurchase agreements and securities borrowing

•	Current accounts and other demand deposits

•	Other financial obligations

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

LOANS

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Group's credit risk policies and methodologies: These items include:

•	Loans and advances to banks
•	Loans to Customers

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity's debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits

•	Borrowings from financial institutions

•	Debt issued

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

1.1.2. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES ONLY FOR ACCOUNTING PURPOSES (RECURRING)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

FINANCIAL INSTRUMENTS

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities

•	Financial assets available for sale

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics.

1.2 Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

•
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration.  Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.
For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.
The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract.  This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank develops American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.
None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc
3	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for year end 2012 and 2013.

| December 31, 2013 | Note | Recurring Fair Value Measurement of Items Using | | | |
|---|---|---|---|---|---|
| | | Fair Value | Level 1 | Level 2 | Level 3 |
| **ASSETS** | | | | | |
| Trading securities | **6** | 431,683 | 348,525 | 83,158 | - |
| Financial assets available for sale | **11** | 889,087 | 595,877 | 293,210 | - |
| Derivative instruments | **8** | 376,280 | - | 340,558 | 35,722 |
| **Total** | | **1,697,050** | **944,402** | **716,926** | **35,722** |
| **LIABILITIES** | | | | | |
| Derivative instruments | **8** | 281,583 | - | 278,867 | 2,716 |
| **Total** | | **281,583** | - | **278,867** | **2,716** |

| December 31, 2012 | Note | Recurring Fair Value Measurement of Items Using | | | |
|---|---|---|---|---|---|
| | | Fair Value | Level 1 | Level 2 | Level 3 |
| **ASSETS** | | | | | |
| Trading securities | **6** | 159,898 | 140,619 | 19,279 | - |
| Financial assets available for sale | **11** | 1,112,435 | 953,800 | 158,635 | - |
| Derivative instruments | **8** | 268,027 | - | 235,056 | 32,971 |
| **Total** | | **1,540,360** | **1,094,419** | **412,970** | **32,971** |
| **LIABILITIES** | | | | | |
| Derivative instruments | **8** | 193,844 | 20,186 | 167,845 | 5,813 |
| **Total** | | **193,844** | **20,186** | **167,845** | **5,813** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

1.2.1 TRANSFERS BETWEEN LEVEL 1 AND LEVEL 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2013.

December 31, 2013	Note	Recurring fair value measurement of items		
		Fair Value	Level 1 to 2	Level 2 to 1
ASSETS				
Trading securities	**6**	**431,683**	**18,331**	-
Other instruments issued in Chile			18,331	
Financial assets available for sale	**11**	**889,087**	**78,712**	-
Other instruments issued in Chile			78,712	
Derivative instruments	**8**	**376,280**	-	-
Total		**1,697,050**	**97,043**	-
LIABILITIES				
Derivative instruments	**8**	281,583	-	-
Total		**281,583**	-	-

December 31, 2012	Note	Recurring fair value measurement of items using		
		Fair Value	Level 1 to 2	Level 2 to 1
ASSETS				
Trading securities	**6**	159,898	-	-
Financial assets available for sale	**11**	1,112,435	-	-
Derivative instruments	**8**	268,027	-	-
Total		**1,540,360**	-	-
LIABILITIES				
Derivative instruments	**8**	193,844	-	-
Total		**193,844**	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Transfers from Level 1 to Level 2 observed during 2013 are due fully to implementing IFRS 13, as the transferred assets are valued using zero-coupon discount curves built using quoted input for transactions with similar instruments.

1.2.2 DISCLOSURES REGARDING LEVEL 3 ASSETS AND LIABILITIES

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•
Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2013 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

1.2.3 HIERARCHY FOR REMAINING ASSETS AND LIABILITIES

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of year-end 2013 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

| As of December 31, 2012 | Note | Non-recurring fair value measurement of items | | | |
|---|---|---|---|---|---|
| | | Estimated Fair Value | Level 1 | Level 2 | Level 3 |
| | | MCh$ | MCh$ | MCh$ | MCh$ |
| **ASSETS** | | | | | |
| Cash and due from banks | **5** | 520,228 | - | - | 520,228 |
| Transactions in the course of collection | **5** | 123,777 | - | - | 123,777 |
| Receivables from repurchase agreements and securities borrowing | **7** | 21,313 | - | - | 21,313 |
| Loans and advances to banks | **9** | 482,371 | - | - | 482,371 |
| Loans to customers | **10** | 10,033,332 | - | - | 10,033,332 |
| Financial assets held to maturity | **11** | 101,941 | - | 101,941 | - |
| | | **11,282,962** | - | **101,941** | **11,181,021** |
| **LIABILITIES** | | | | | |
| Current accounts and other demand deposits | **17** | 1,112,675 | - | - | 1,112,675 |
| Transactions in the course of payment | **5** | 68,883 | - | - | 68,883 |
| Payables from repurchase agreements and securities lending | **7** | 257,721 | - | - | 257,721 |
| Savings accounts and time deposits | **17** | 7,669,588 | - | 7,393,321 | 276,267 |
| Borrowings from financial institutions | **18** | 967,380 | - | - | 967,380 |
| Debt issued | **19** | 1,899,283 | - | 1,899,283 | - |
| Other financial obligations | **19** | 18,120 | - | - | 18,120 |
| | | **11,993,650** | - | **9,292,604** | **2,701,046** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 35 -  RISK MANAGEMENT

1.   Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At Corpbanca, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices.  To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank's risks.

Directors’ and Audit Committee

The purpose of the Directors Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities.  This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the Board of Directors.

At a meeting of the Board of Directors on August 30, 2011, the board agreed that the Directors' Committee would take on additional functions of an audit committee and its name would be changed to the Directors'-Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank's Board of Directors.  The Committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Committee is comprised of five members of the Board of Directors and may include external advisors. It is chaired by Catalina Saieh Guzmán. The other members are Ana Holuigue Barros, Rafael Guilisasti Gana, José Luis Mardones Santander and Gustavo Arriagada Morales. Its permanent advisor is Alejandro Ferreiro Yazigi. During 2013, the Corporate Governance Committee met 9 times.

This Committee is governed according it´s statutes, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this Committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

During 2013, the Committee approved the statutes that govern the Committee in terms of its composition and quorum for meeting, as well as its functions, powers and sessions.

Loan Committees

These committees are comprised of executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority--the Executive Committee--approves new, amended and/or updated credit policies.

Commercial Risk Committee

The objective of this Committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank's internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank's Board of Directors and is comprised of several directors other than the members of the Directors'-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the Board of Directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank's composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise.  This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the Board of Directors and upper management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

Corpbanca’s objective is to continue progressing to become the best bank and have first-rate human capital.  All associates and directors of Corpbanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct, approved in 2008 by the Bank’s management and the Audit Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

2.	Main Risks Affecting the Bank:

2.1           Quantitative and Qualitative Information Regarding Credit Risk

For Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

Corpbanca’s credit risk management is based on the following key elements:

-	Loan Policies.
-	Loan approval processes.
-	Sound risk culture that is consistent with the Bank's strategy.
-	Regulatory and preventative outlook on risk.
-	Human resources with considerable expertise in loan-related decision making.
-	Active participation from Credit Risk Management in the approval process, using a market segmented structure.
-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
-	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings and with atribution radicated principally on the comittess where risk managers participates. When loans exceed a limit, it is required the participation of members of the board of Directors.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

-	Normal Risk Portfolio
-	Special Observation Portfolio
-	Default Portfolio

 Normal Risk Portfolio

The risk involved is reviewed at the following times:

-	For each loan proposal upon initial granting, renewals and for special transactions.
-	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.
-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
-	Through a monthly sample provided by the warning system.
-	Through periodic review by diverse centers of responsibility.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Watch List

An asset under special observation (SO) presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank's commercial portfolio under  special observation.

The (SO) portfolio is managed by the Commercial Areas. These areas must comply with action plans established by the  Special Observation Committee.

The (SO) portfolio is also reviewed by the Special Observation Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually as under special observation, which controls 93% of the Bank's commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the  Special Observation Committee.

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Debtors with exit plans.

The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1
Debtors with plans to increase guarantee coverage.	V2
Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3
Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.

V4
Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5
Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0
Variables that determine the classification of an asset under Special Observation.

1.           Using warning signs, which may include:

Qualitative aspects of debtor (some examples)

-	Change of owner, partner or guarantor
-	Problems between partners
-	Change of marital regime of guarantors
-	Change of ownership of property, plant and equipment
-	Labor conflicts
-	Quality of financial information
-	Adverse situation in industry or market in which debtor does business
-	Regulatory changes
-	Damage to facilities

Quantitative aspects of debtor (some examples)

-	Decrease in sales
-	Decrease in gross or operating margins
-	Increase in cash cycle (inventory permanence, age of receivables)
-	Increase in bank debt
-	Significant withdrawals by partners
-	Increase in investments in and receivables from related parties
-	Major investment projects

Payment behavior

-	Requesting continual renewals
-	Continuous internal overdrafts
-	Unpaid balances more than 30 days past due in financial system and/or past-due portfolio
-	Documents issued with insufficient funds
-	Scarce movements in current account
-	Unexplained labor and other violations
-	Number of defaults in Bank and financial system

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
2.           Debtor risk rating

When the customer should be classified in category A6 or worse

3.           Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

-	Who classified the debtor as under Special Observation?

▪	Account Executives
▪	Risk Managers
▪	Loan Approval Committees
▪	Past-due Portfolio Committee
▪	Rating and Asset Control Manager
▪	Commercial Managers

-	To whom was the request for classification made?

▪	Rating and Asset Control Manager

-	Who changes plans within Special Observation or excludes customers from this segment?

▪	The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer under Special Observation.

-	How is a customer removed from Special Observation?
▪	The request is submitted to the committee, which then studies the information and approves or rejects the request.

-	How is the Commercial Area informed of the Committee's agreements?

▪	Through minutes issued by the Rating and Asset Control Manager.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 and all customers that have defaulted on any loan regardless of their rating should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is reviewed on a monthly basis by the Ratings and Asset Control Area, which also meets periodically with the Loan Restructuring Manager.

Derivative instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties.  Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments.  This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations.  In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment.  However, the likely amount of the loss is less than the unused total of the commitment.  The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Maximum Exposure to Credit Risk

The following table shows the Bank's maximum credit risk exposure by financial asset as of December 31, 2013 and 2012 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following table displays the concentration of credit risk by industry for financial assets:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

-	For loans to companies, the main guarantees are:
▪	Machinery and/or equipment
▪	Projects under construction, buildings with specific purposes and
▪	Urban plots or land.

-	For loans to individuals, the main guarantees are:
▪	Houses,
▪	Apartments and
▪	Automobiles.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

December 31, 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

An analysis of the age of past-due loans by class of financial asset is provided below:

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | Less than 30 days MCh$ | Between 30 and 89 days MCh$ | Over 89 days MCh$ | Total past-due debt MCh$ |
| Loans and advances to banks | - | - | - | - |
| **Loans to customers:** | | | | |
| Commercial | 50,380 | 14,200 | 52,036 | **116,616** |
| Mortgage | 1,493 | 1,108 | 4,614 | **7,215** |
| Consumer | 26,007 | 7,449 | 7,441 | **40,897** |
| Investment securities | - | - | - | - |
| **Total** | **77,880** | **22,757** | **64,091** | **164,728** |

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Less than 30 days MCh$ | Between 30 and 89 days MCh$ | Over 89 days MCh$ | Total past-due debt MCh$ |
| Loans and advances to banks | - | - | - | - |
| **Loans to customers:** | | | | |
| Commercial | 35,226 | 11,735 | 41,792 | **88,753** |
| Mortgage | 3,128 | 1,857 | 7,272 | **12,257** |
| Consumer | 2,662 | 1,745 | 2,208 | **6,615** |
| Investment securities | - | - | - | - |
| **Total** | **41,016** | **15,337** | **51,272** | **107,625** |

The fair value of guarantees for past-due assets that are not impaired amount to MCh$445,889 as of December 31, 2013 and MCh$223,509 as of December 31, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Asset and liability positions by currency as of each year-end are detailed as follows:

An analysis by contractual maturity of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank's positions or its financial margin.
Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).
Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.
The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors:

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.
The main sources of foreign exchange risk are:
- Positions in foreign currency (FX) within the trading book.
- Currency mismatches between assets and liabilities in the banking book.
- Cash flow mismatches in different currencies.
- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank's income statement and equity. This effect is known as "translation risk".

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank's assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.
Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.
Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding Liquidity Risk

•	Credit risk

•	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of owning the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market's degree of depth.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles:

The following principles govern the market risk management efforts of Corpbanca and its subsidiaries:

•
Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•
The Bank's organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

o	The product has been approved by the Bank's New Product Committee.

o	A full assessment has been conducted to determine if the activity falls within the bank's general risk tolerance and specific commercial objectives.

o	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

Funding Liquidity Risk:

Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.
Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

Management Principles:

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and Corpbanca's strategic business objectives.

•
Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•
The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

a)
Corpbanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty's inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

Corporate Governance Structure and Committees

Corpbanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

•
Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•
Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•
Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•
Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

-
Treasury Division. The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

-
Finance and International Division. The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2013.

Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The following table shows the limit structure used by the Bank and its subsidiaries: Changes were proposed during the year to the Treasury limit structure in Chile in response to new business lines developed. As a result, two new limits were established, effective beginning January 1, 2014; one is

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

a corporate control for all Treasury operations while the other is a limit for the long-term trading portfolio in order to provide support for the bond underwriting business.  During 2013, measurements of consumption over proposed limits were taken and communicated on a daily basis.

VaR Limits for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

		2013	2012
CORPBANCA CHILE	**Market Making VaR**		
	Limit	1,000.0	700
	Proprietary VaR		
	Limit	250	250
	Balance Sheet VaR		
	Limit	1,500.0	-
** VaR limit at 95% and 1 day.*			
CONSOLIDATED COLOMBIA (CorpBanca & Helm Bank)	*Limit*	682.0	682.0
** VaR limit at 99% and 1 day.*			
CORPBANCA CORREDORA DE BOLSA S.A.	*Limit*	80	80
	VaR Rate		
	Limit	60	60
	Variable-Income VaR		
	Limit	50	50
	Currency VaR		
	Limit	45	45
** VaR limit at 99% and 1 day.*			
CORPBANCA NEW YORK	*Limit*	35	35
** VaR limit at 95% and 1 day.*

                  TABLE 1: VAR LIMIT STRUCTURE FOR THE BANK AND ITS SUBSIDIARIES

The following table presents the use of VaR during 2013 for the Bank and its Chilean and foreign subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

                 TABLE 2: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2013 for the Bank and its subsidiary in Colombia. The VaR in Colombia increased in August as a result of the acquisition of Helm.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

# VaR Statistics for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

VaR with 99% confidence level

VaR Consumption 2013
3500
3000
2500
2000
1500
1000
500
0
01/2013
02/2013
03/2013
04/2013
05/2013
06/2013
07/2013
08/2013
09/2013
10/2013
11/2013
12/2013
VaR Total Corpbanca Chile
VaR Total Corpbanca Colombia

             TABLE 3: VAR TRENDS IN CHILE AND COLOMBIA IN 2013

VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank's portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models' ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile and Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

                   TABLE 4: BACKTESTING TRENDS FOR CHILE IN 2013

The graph presented above shows VaR movements with data from 301 entries and the Bank's results in Chile. As can be appreciated, in this period there was no exception over the daily VaR, rendering the First Excess Test ineffective and stripping the Frequency Test (Kupiec Test) of an important factor.

                TABLE 5: BACKTESTING TRENDS FOR COLOMBIA IN 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The graph presented above shows VaR movements with data from 242 entries and the Bank's results in Colombia. During the period, there were 3 exceptions that surpassed the daily VaR. Based on the statistical tests, the model provides consistent results and, therefore, does not require adjustment.

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions and statistics.

# Current Limits and Consumption of Currency Positions for 2013

| Exchange Rate | Year-end 2013 | | | | Consumption Statistics 2013 | | |
|---|---|---|---|---|---|---|---|
| | Limit [USD] | Position [USD] | VaR 95% [CLP] | VaR Inc 95% [CLP] | Minimum [USD] | Average [USD] | Maximum [USD] |
| USD/CLP | 55,000,000 | 5,353,766 | 17,725,612 | (10,266,294) | (40,176,036) | 2,654,557 | 47,089,815 |
| EUR/USD | 20,000,000 | (4,140,088) | 15,475,433 | (23,142,161) | (11,684,192) | (1,528,818) | 11,400,037 |
| JPY/USD | 10,000,000 | 177,484 | 13,632,814 | (42,087,759) | (6,525,423) | (645,232) | 5,148,712 |
| GBP/USD | 10,000,000 | 104,084 | 386,848 | 160,130 | (1,899,750) | 25,188 | 3,044,017 |
| AUD/USD | 5,000,000 | 16,037 | 94,175 | 34,103 | (2,083,458) | 38,393 | 2,119,728 |
| BRL/USD | 5,000,000 | (424) | 13,175 | (10,765) | (3,447,482) | (31,309) | 5,112,538 |
| COP/USD | 5,000,000 | - | - | - | (3,564,220) | (41,025) | 703 |
| MXN/USD | 5,000,000 | 149,444 | 339,183 | 286,078 | (3,003,213) | 160,962 | 6,059,132 |
| PEN/USD | 5,000,000 | - | - | - | (1,457) | 4,184 | 988,880 |
| CAD/USD | 5,000,000 | 17,819 | 221,639 | 151,052 | (425,295) | 56,557 | 1,815,774 |
| NOK/USD | 200,000 | 9,711 | 53,910 | 98,714 | (200,555) | 7,511 | 19,407 |
| DKK/USD | 200,000 | 29,806 | 113,809 | 166,516 | (36,200) | 16,964 | 30,731 |
| SEK/USD | 200,000 | 2,954 | 3,963 | (7,496) | (147,372) | 1,182 | 12,128 |
| CHF/USD | 200,000 | 81,166 | 399,435 | 277,457 | (7,713) | 42,601 | 1,110,078 |
| WON/USD | 200,000 | - | - | - | - | - | - |
| CNY/USD | 200,000 | 6,929 | 4,099 | 1,310 | (653) | 4,900 | 16,795 |

TABLE 6: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2013

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

             TABLE 7: EVOLUTION OF USD/CLP POSITION FOR 2013

TABLE 8: EVOLUTION OF EUR/USD POSITION FOR 2013

The limit for Colombia uses an overall position for all currencies, which cannot exceed MUS$ 30 (notional). The table below shows the aggregate position for Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

USD/CLP Position - 2013
CorpBanca Colombia
300000000
250000000
200000000
150000000
100000000
50000000
0
-50000000
-1E+08
01/2013
02/2013
03/2013
04/2013
05/2013
06/2013
07/2013
08/2013
09/2013
10/2013
11/2013
12/2013
Posicion Propia del Banco
Limite Max. USD
Limite minimo USD

       TABLE 9: EVOLUTION OF USD/CLP POSITION FOR 2013 CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

160000000
140000000
120000000
100000000
80000000
60000000
40000000
20000000
0
-20000000
-40000000
-60000000
01/2013
02/2013
03/2013
04/2013
05/2013
06/2013
07/2013
08/2013
09/2013
10/2013
11/2013
12/2013
Posicion Propia del Banco
Limite Max. USD
Limite minimo USD

       TABLE 10: EVOLUTION OF USD/CLP POSITION FOR 2013 HELM BANK

Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2013 and trends in their use.

                TABLE 11: CONSUMPTION OF GAMMA AND VEGA RISK 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

                   TABLE 12: TRENDS IN GAMMA RISK 2013

                   TABLE 13: TRENDS IN VEGA RISK 2013

In December 2013, the ALCO in Chile, and later the ALCO in Colombia, approved gamma and vega limits for our subsidiary in Colombia. With this milestone, options were included in the product offering available to customers that operate in Colombian pesos.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Banking Book

The banking book consists primarily of:
Assets
•	Cash on hand.

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities
•	Demand obligations (demand balances).

•	Time deposits.

•	Debt instruments (senior and subordinated bonds)

•
Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book's main risks and the tools used to monitor, control and manage these risks are described below.

PV(90)

The banking book includes a portfolio of financial investments classified as available-for-sale instruments. The size of the portfolio is monitored using the sensitivity of the fair value to an increase of 90 bps in valuation rates, which must be less than 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

          TABLE 14: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

The same limit applies to the available-for-sale portfolio in Colombia. The size of the portfolio is determined by the limit that establishes a maximum volatility of 4% of Technical Capital (known as Regulatory Capital in Chile).

The following graph shows the evolution of the index compared with its limit for Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

         TABLE 15: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

In July 2013, the subsidiary's capital increase automatically increased the limit. Also, the available-for-sale portfolio was included in the measurements in August with the acquisition of Helm.

Sensitivity to Indexation

Corpbanca's balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2013 and the mismatch statistics during the year.

             TABLE 16 INFLATION MISMATCH AS OF YEAR-END 2013 AND STATISTICS FOR THE YEAR

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The following graph shows trends in this mismatch during 2013 and the Bank's relative ease in managing this risk. Throughout 2013, exposure remained at moderate levels and increased at the end of the year, looking to benefit from the expected increase in inflation indices in Chile.

    Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the refinancing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank's annual net income. During 2013, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates. This exposure increased towards the end of 2013.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia. It is important to mention that Helm Bank was incorporated into these measurements beginning in August.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

             TABLE 18: EVOLUTION MVS AND AIS CHILE 2013

          TABLE 19: EVOLUTION MVS AND AIS COLOMBIA 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank's positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.
The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of year-end 2013, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.5 billion).

 The Bank hedges part of these positions on a permanent basis using currency derivatives.

Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed.  From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the Board of Directors.

Stress tests conducted during 2013 indicated that none of the critical scenarios considered would affect the Bank's solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

                         TABLE 20: TRADING BOOK

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the Board of Directors.

                         TABLE 21: BANKING BOOK

Methodologies

Trading Book

Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01: Sensitivity to 1 bp variation in rate i at band m.
•	PV: Present value of portfolio's cash flows.
•	PV’im: Present value of portfolio's cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

•	PV: Present value of portfolio's cash flows.
•	PV’m: Present value of portfolio's cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Banking Book

Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank's net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

•	PV: Present value of portfolio's cash flows.
•	PV’m: Present value of portfolio's cash flows with shock of 1 unit in indexation unit.

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank's financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	Annual Income Sensitivity.
•	Pim: Net position in CLP in respective time band.
•	∆r: Variation of 100 bp.
•	Ti: Representative maturity of time band i.

Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank's entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

•	MVS: Market Value Sensitivity.
•	PVim: Present value of the cash flows of time band i, currency m.
•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility.

In the banking book, the impact is measured on the entity's financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book's exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Market risk exposure in accordance with regulatory methodology is detailed below:

TABLE 22: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank's exposures to market risks is explained in more than 80% of the cases by the effect of our investment in Corpbanca Colombia. As of December 2013, this investment amounted to approximately US$ 1.5 billion. The main variation over 2012 stems from the incorporation of Helm Bank in our financial statements. This exposure to exchange rate risk--Chilean peso vs. Colombian peso--is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price).  The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution's economic value of adverse movements in interest rates.

The banking book's exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank's Board of Directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

             TABLE 24: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

Funding Liquidity Risk

Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch

•	Coverage capacity using liquid assets

•	Concentration of funding sources

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution's ability to respond in the event of illiquid conditions.

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank's payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.
The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.

The composition of liquid assets as of year-end December 2013 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

                      TABLE 25: LIQUID ASSETS CORPBANCA CHILE

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

                      TABLE 26: LIQUID ASSETS CORPBANCA COLOMBIA

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$ 50,000 of maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of Corpbanca's business.

•
Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The evolution of daily wholesale maturities for 2013 is presented below.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the Board of Directors is informed each quarter. Special importance is placed on the Bank's liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank's liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2013, different strategies were implemented to diversify liabilities, including:

•	Expanding stable funding sources such as on-line time deposits by individuals

•	Issuing bonds abroad for MUS$ 800, giving more stability to funding sources and decompressing the short-term institutional debt market.

•	Capital increase for more than MUS$ 600 million.

This strategy enabled the Bank to continue to improve its funding structure, providing more stable funding.

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets.  Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.
In particular, three types of scenarios are modeled:

•
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•
Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•
Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

Regulatory Monitoring

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank's basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, Corpbanca's Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of year-end 2013 and some consumption statistics for the year.

                TABLE 27: INTERNAL LIMITS AND CURRENCY MISMATCHES FOR 2013

The following tables show the evolution of consumption for each limit in 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

        TABLE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2013

       TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

TABLE 30: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2013

With respect to the Colombian market, regulatory measurement known as the standard LRI model measures seven and 30-day mismatches of balance sheet positions (assets and liabilities) and off-balance sheet positions such as derivatives.

The model indicates that renewal percentages are not applied for positions with contractual maturities.   For positions without contractual maturities, historical behavior is analyzed in order to estimate structural cash flows and volatilities.

The net liquidity requirement is calculated as the difference between outflows and the minimum between 75% of outflows and total inflows.  This requirement cannot be greater than liquid assets.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

      TABLE 31: EVOLUTION OF 7-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2013

    TABLE 32: EVOLUTION OF 30-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2013

Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2013, the Bank has complied fully with all capital requirements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

The Bank maintains and actively manages basic capital to cover the risks inherent to its business. The Bank's capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions.  For this purpose, Regulatory Capital is determined based on Capital and Reserves or Basic Capital, adjusted by:

a.	(a) adding subordinated bonds limited to 50% of Basic Capital and,

b.	(b) subtracting the asset balance of goodwill and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, “credit equivalent” also considers off-balance sheet contingent loans.

As instructed in Chapter 12-1 of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Cosignatories and sureties	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bank guarantees	50%
e) Interbank guarantee letters	100%
f) Unrestricted lines of credit	50%
g) Other loan commitments:
- Student loans (Law 20.027)	15%
- Other	100%
h) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

(1)	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 "Equity for Legal and Regulatory Purposes."

(2)	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

(1)
Basic capital is defined as the net amount that should be shown in the consolidated financial statements as "equity attributable to equity holders of the Bank" as indicated in the Compendium of Accounting Standards.

(2)
Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.

(3)	The consolidated basic capital ratio is equal to basic capital divided by total assets.

(4)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

b) As of year-end 2013, the Bank includes the following information within its management objectives, policies and processes:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

-	The Bank, in consolidated terms, has total equity of MCh$ 1,411,341 (MCh$ 941,945 in 2012).

-
In terms of regulatory ratios, the Bank closed the year in 2013 with a ratio of basic capital to total assets of 7.30% (6.33% in 2012), while the Basel Index (regulatory capital to total risk-weighted assets was 13.22% (11.05% in 2012).

Operational Risk

a)           Roles and Responsibilities

Board of Directors
The Board of Directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank's shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank's focus, objectives and strategic goals.

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

- Implementing operational risk policy in their respective business units.
- The most important operational risk management responsibilities of each division include:
- Identifying risks.
- Valuing risks (both qualitatively and quantitatively).
- Improving risks.
- Providing direct support for operational risk monitoring within the business unit.

b)           Operational Risk Management Process

The operational risk management model for Corpbanca and subsidiaries includes the following activities or functions:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012
i)           Creation of Risk Culture

Training and Communication
Ongoing training and communication regarding the threats facing the business, together with business-focused training, are crucial to achieving objectives. Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate operational risk.

ii)           Evaluation
Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate risk.

iii)           Improvements
Each division manager must ensure that operational risks are reviewed regularly and that the proper measures are taken.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 36 - ASSET AND LIABILITY MATURITIES

a.  Maturities of financial assets

The main assets grouped by maturity, including interest accrued as of December 31, 2013 and 2012, are detailed as follows:  As they are instruments held for trading or available for sale, they are at fair value and may be sold within the term.

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 137.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$201,376, Mortgage MCh$22,295 and Consumer MCh$84,208. Excludes amounts that have already matured, which total MCh$ 164,728 as of December 31, 2013.

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 178.
(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$ 98,150, Mortgage MCh$11,412 and Consumer MCh$57,147.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

b.	Maturities of financial liabilities

The main liabilities grouped by maturity, including interest accrued as of December 31, 2013 and 2012, are detailed as follows:

(*)	Excludes term savings accounts totaling MCh$32,630 in 2013.

(*)           Excludes term savings accounts totaling MCh$390,570 in 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 37 -	FOREIGN CURRENCY

Consolidated balances as of December 31, 2013 and 2012, include assets and liabilities in foreign currency or units indexed to variations in exchange rates, detailed as follows:

(*)           This includes transactions receivable expressed in foreign currency or indexed to variations in exchange rates

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

NOTE 38 -	SUBSEQUENT EVENTS

CORPBANCA

a)	Possible Business Combination

On January 20, 2014, the Bank updated (material events included in Note 3 of these financial statements under "Possible Business Combination") and informed the Chilean Superintendencies, regarding the consultation made by the Colombian financial regulatory of our subsidiary in that country, of the process being carried out by Corpbanca to complement business with other banking entities, indicating the following:

-       Through a ruling from the Colombian Financial Superintendency, it requested that Corpbanca inform it of "the progress by its controller regarding any information that must be known by the market related to the consolidation alternatives of its businesses in Chile and abroad with its banking operators"

-       In response to this request for information, Corpbanca has informed its subsidiary Banco Corpbanca so that it may inform the Colombian Financial Superintendency that negotiations have moved forward, but no agreement has been signed, either preliminary or final (except for non-disclosure agreements).

b)	Strategic Partnership between Itaú-Unibanco and Corpbanca

On January 29, 2014, Corpbanca has signed a "Transaction Agreement" with Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to the condition that authorizations are obtained previously from the corresponding regulators and the shareholders of Corpbanca and Banco Itau Chile, as indicated below.

This strategic partnership will be structured as a merger of Corpbanca and Banco Itau Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.
Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in Corpbanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.
Merger. The merger of Corpbanca and Banco Itaú Chile, by which Corpbanca will absorb Banco Itau Chile to form an entity called "Itaú-Corpbanca" will be submitted for approval from the shareholders of both entities at extraordinary shareholders' meetings.  If the merger is approved, 172,048,565,857 shares of Corpbanca will be issued, which represent 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itau Chile, while the current shareholders of Corpbanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,2341 to 512,406,760,091 shares, which will be fully subscribed and paid.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

3.
Control. As a result of the merger, Itaú-Unibanco will become a shareholder of Corpbanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% of the share capital and 33.5% of that capital in the market.

4.
Colombia. In order to strengthen and consolidate the Bank's operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco Corpbanca Colombia S.A., and will offer to acquire the remaining 33.61% of the shares that it does not own, which includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-Corpbanca will be equal for all shareholders and correspond to the valuation given to Banco Corpbanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco Corpbanca Colombia S.A., in the event they are sold, will be US$894 million.  For the same objective, Itaú-Corpbanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be book value, based on the most recent financial statements reported to the banking regulator in Colombia.

5.
Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both Corpbanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally in continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

6.
Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-Corpbanca and matters regarding the transfer of shares:

▪
It will establish that the Board of Directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco,  based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

▪
Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

 16 Information included in Note 23 "Equity" within these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

▪
It will reflect the intention of the parties in the sense that the merged bank distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-Corpbanca complies fully with regulatory requirements and industry best practices.

▪	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

▪
Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of Corpbanca and Banco Itaú Chile in the respective extraordinary shareholders' meetings that will be called to approve the merger.

The signing of the Transaction Agreement was approved by the Board of Directors of Corpbanca, based on a favorable report from the Directors' Committee, complying with the other requirements established in Section XVI "On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries" in Law 18,046 on Corporations.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the effects that this information will have on the results of Corpbanca cannot be quantified.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a)	Establishment of Guarantees

On January 10, 2014, the Entity has established the following Bank Guarantees for General Fund Managers in order to guarantee faithful compliance of the company's obligations to manage third-party assets and compensation for damages resulting from non-fulfillment of these obligations in accordance with article 22617 of Law 18,045. These policies are in effect from January 10, 2014 to January 10, 2015:

17 Fund managers must establish a guarantee in benefit of the fund to ensure compliance of its obligations to manage third-party assets. This guarantee must be established before the fund begins to operate until it completely ceases to exist.  This guarantee will be for an initial amount of 10,000 UF and may be established in cash, or through a bank guarantee or insurance policy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

CORPBANCA COLOMBIA

a)	Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid (TOB) described in Note 3 “Material Events” Section Corpbanca Colombia, which totaled 568,206,073 shares or 99.38% of the total (571,749,928).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

On January 27, this transaction was paid as described in the note "Investments in Other Companies", letter e), section iv) and Note 21 "Other Liabilities", giving it a total interest of 99.7814% in Helm Bank.

b)	Merger between Banco Corpbanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco Corpbanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogotá D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

1.
That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco Corpbanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by Corpbanca Colombia. This notice was subscribed by legal representatives from both entities through a power of attorney.

2.
Reasons for the Merger. On August 6, 2013, for purposes of this merger, Corpbanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded Corpbanca Colombia 568,206,073 Preferential Shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.7814% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by Corpbanca Colombia (i.e. before August 6, 2014).

3.
Administrative and Financial Conditions. As these banks are both loan establishments, the unification of their structures will create a more sound loan establishment, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of Corpbanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.
Valuation Method and Exchange Ratio. Both banks agree to hire Nogal Asesorías Financieras S.A.S to perform an independent technical study of Corpbanca Colombia and Helm Bank in order to determine their value and the exchange ratio of the shares. Nogal was certified as independent and competent by the SFC in communication number 2013106073-009-000 on December 27, 2013. The financial statements of Corpbanca Colombia and Helm Bank as of June 30, 2013, duly audited by Deloitte and Ernst & Young, will serve as the basis for establishing the

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

merger conditions. The methodology used to determine the value of the banks was the discounted dividend method (DDM)--a robust, efficient and reliable technical method that is widely accepted locally and internationally for valuing financial entities.  In conformity with the appendix containing the technical study performed by Nogal, the exchange ratio is determined as follows (information in COP$):

Once merged, based on the valuation of the shares of Corpbanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of Corpbanca Colombia. For this, Corpbanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of $6,125.683 per share.

5.
Additional Information. The common shares that Corpbanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the Financial Superintendency. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by Corpbanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

6.	Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

7.
Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of Corpbanca Colombia and Helm Bank located at Carrera 7 # 99-53 piso 19 and Carrera 7 # 27-18 piso 6 in Bogotá.

 In conclusion, a more sound loan establishment will be created.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and 2012

c)	Issuance of Subordinated Bonds

Towards the end of 2013, Banco Corpbanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco Corpbanca Colombia will issue and the IFC Capitalization Fund will purchase subordinated bonds for US$ 170 million. Once issued, these floating rate notes will mature in 10 years, although the exact rate is not yet determined as of the issuance of these financial statements. This issuance is expected to take place during the first quarter of 2014.

The net amount from the placement will be used by the Entity to increase loans in the market and finance other general corporate objectives.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

d)	Tax Reform (Law 1607 of December 26, 2012).

▪	Decree 2418 of 2013, which provides some of the regulations for Law 1607 of 2012, reduces withholding tax rates.

Article 94 of Law 1607 of 2012 amended 240 of the Tax Statute by decreasing from 33% to 25% the income tax rate for corporations, limited liability companies and other entities considered national entities in conformity with the law, including companies and other foreign entities of any nature that obtain income through branches or permanent establishments.

Thus, new withholding tax rates must be established for income taxes in order to make this reduction effective and guarantee the adequate flow of resources to the country in line with the new income tax rate and the changes introduced by Law 1607.

In accordance with articles 365, 366 and 395, the National Governor is authorized to establish withholding tax rates in order to facilitate, accelerate and ensure collection of income and complementary taxes.

The regulations bring about the following changes in 2014:

-	They modify withholding at source for other concepts from 3.5% to 2.5% beginning January 1, 2014.
-	Withholding at source for financial returns indicated in Decree 700 of 1997 is reduced from 7% to 4%.
-	They create self-withholding of 2.5% on repo and simultaneous operations and temporary securities transfers.
-	They create self-withholding of 2.5% on interest on active loan transactions.
-	They modify the basis for calculating self-withholding of 11% on commissions.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified. Furthermore, modifications are still being made to the aforementioned regulations.

Between January 1, 2013, and February 20, 2014, the date of issuance of these consolidated financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Cristián Canales Palacios
Chief Accountant	Chief Executive Officer (Interim)